Exhibit 99.1

Management Information Circular

Notice of Annual Meeting of Shareholders

April 29, 2020

cenovus
ENERGY

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF CENOVUS ENERGY INC.

The Annual Meeting of Shareholders (the “Meeting”) of Cenovus Energy Inc. (the “Corporation”, “we”, “us”, or “our”) will be held on Wednesday, April 29, 2020 at 1:00 p.m. Calgary time in The Metropolitan Conference Centre, Metropolitan Ballroom, 333 – 4 Avenue S.W., Calgary, Alberta, Canada, T2P 0H9 for the following purposes (with reference to the relevant section of the management information circular (the “Circular”) for additional details):

1.	to receive the consolidated financial statements of the Corporation, together with the auditor’s report thereon, for the year ended December 31, 2019;

2.	to appoint the auditor of the Corporation (see Appointment of Auditor);

3.	to elect directors of the Corporation (see Election of Directors);

4.

to consider, and if deemed fit, approve a non-binding advisory shareholder resolution on the Corporation’s approach to executive compensation (see Shareholder Advisory Vote on Executive Compensation); and

5.	to transact such other business as may properly be brought before the Meeting or any adjournment(s) thereof.

You are entitled to receive notice of and vote at the Meeting if you are a holder of common shares of the Corporation (a “shareholder”) at the close of business on March 2, 2020.

Notice and Access We are using the “notice and access” procedures adopted by the Canadian Securities Administrators for the delivery of the Circular. The principal benefit of the notice and access procedure is that it reduces costs and the environmental impact of producing and distributing large quantities of paper documents. Shareholders who have consented to delivery of materials are receiving this Notice of Meeting in an electronic format. For additional information, see Voting and Proxy – Questions & Answers in the Circular. You should access and review all information contained in the Circular before voting.

Registered and Non-Registered (Beneficial) Shareholders If you are a registered shareholder, you have a choice of voting by proxy on the internet, by telephone, by mail or by fax using your proxy form to appoint another person to attend the Meeting and act for you, or voting in person by attending the Meeting. If you are a non-registered (beneficial) shareholder, you must vote using your voting instruction form, which typically allows you to vote by proxy on the internet, by telephone, by mail or by fax and, if you want to vote in person at the Meeting, you must appoint yourself as a proxyholder. If you vote by proxy on the internet, by telephone, by mail or by fax in advance of the Meeting, your vote will be counted, whether or not you attend the Meeting. Even if you attend the Meeting, you may find it convenient to vote in advance. Please refer to your proxy form or voting instruction form, as applicable, and to the Voting and Proxy – Questions & Answers section in the Circular for assistance in determining whether you are a registered or non-registered (beneficial) shareholder and for more information on the voting methods available to you.

Completed proxy forms must be received by the transfer agent and registrar of the Corporation, Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 1:00 p.m. Calgary time on April 27, 2020 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of any adjourned or postponed meeting. Completed voting instruction forms must be returned in accordance with the instructions on the form.

Your vote is important. Please read the enclosed materials carefully. If you have questions about any of the information or require assistance in completing your proxy form or voting instruction form, as the case may be, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, toll-free in North America at 1-866-851-4179 or by email at contactus@kingsdaleadvisors.com. A live webcast of the Meeting will be available on our website at cenovus.com.

Shareholders, proxyholders and guests will be required to present government-issued photo identification prior to being permitted to enter the Meeting. For the safety and security of all those in attendance, the Corporation’s authorized representatives may also inspect bags and shall be entitled to request that bags not be brought into the Meeting.

Only registered shareholders and proxyholders are entitled to participate and vote in the business of the Meeting. Persons who are not registered shareholders or proxyholders who wish to attend the Meeting as a registered guest should request permission to attend in advance of the Meeting via email to investor.relations@cenovus.com, by telephone at 1-403-766-7711 (toll-free in Canada at 1-877-766-2066) or by mail to Investor Relations, Cenovus Energy Inc., 225 – 6 Avenue S.W., P.O. Box 766, Calgary, Alberta, Canada, T2P 0M5. Persons not entitled or required to be present at the Meeting, including registered guests, may be admitted only with the consent of the Chair of the Meeting or with consent of the Meeting.

By order of the board of directors of Cenovus Energy Inc.

/s/ Gary F. Molnar

Gary F. Molnar

Corporate Secretary

Calgary, Alberta

March 2, 2020

Cenovus Energy Inc.	2020 Management Information Circular

INVITATION LETTER

Dear fellow shareholders:

On behalf of Cenovus Energy Inc.’s board of directors, management and employees, we invite you to attend our 2020 Annual Meeting of Shareholders (the ”Meeting”). The Meeting will be held on Wednesday, April 29, 2020 at 1:00 p.m. Calgary time in The Metropolitan Conference Centre, Metropolitan Ballroom, 333 – 4 Avenue S.W., Calgary, Alberta, Canada, T2P 0H9. The items of business to be considered and acted on at the Meeting are described in the Notice of Annual Meeting of Shareholders of Cenovus Energy Inc. and accompanying management information circular.

Following the formal portion of the Meeting, management will review our 2019 financial and operational performance, provide an overview of our priorities for 2020 and open the floor to questions from shareholders. If you cannot attend the Meeting you may submit questions in advance and we are pleased to offer a live webcast, available on our website at cenovus.com.

Your vote is important to us. Your vote will be counted, whether you vote in person at the Meeting or vote in advance of the Meeting by proxy on the internet, by telephone, by mail or by fax. Even if you attend the Meeting, you may find it convenient to vote in advance.

We have included a Voting and Proxy – Questions & Answers section in the accompanying management information circular, or you can contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, toll-free in North America at 1-866-851-4179 or by email at contactus@kingsdaleadvisors.com, for assistance voting or if you have questions relating to the enclosed materials.

Our 2019 Annual Report is available on our website at cenovus.com. We encourage you to visit our website throughout the year for updated information and to find out more about our business.

Yours truly,

/s/ Patrick D. Daniel	/s/ Alexander J. Pourbaix
Patrick D. Daniel	Alexander J. Pourbaix
Board Chair	President & Chief Executive Officer

Cenovus Energy Inc.	2020 Management Information Circular

1	VOTING AND PROXY – QUESTIONS & ANSWERS

5	BUSINESS OF THE MEETING

5	FINANCIAL STATEMENTS

5	APPOINTMENT OF AUDITOR

5	ELECTION OF DIRECTORS

6	SHAREHOLDER ADVISORY VOTE ON EXECUTIVE COMPENSATION

7	INFORMATION ON DIRECTOR NOMINEES

7	DIRECTOR NOMINEES

18	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

19	CORPORATE GOVERNANCE

19	OUR COMMITMENT TO SHAREHOLDER ENGAGEMENT

20	DIRECTOR COMPENSATION

20	PHILOSOPHY

20	GOVERNANCE

20	OVERVIEW

24	EXECUTIVE COMPENSATION

24	LETTER TO SHAREHOLDERS

25	COMPENSATION DISCUSSION AND ANALYSIS

26	COMPENSATION GOVERNANCE

26	ROLE OF THE BOARD AND HRC COMMITTEE

29	COMPENSATION PHILOSOPHY

31	EXECUTIVE COMPENSATION PROGRAM DESIGN

31	ELEMENTS OF COMPENSATION

35	2019 EXECUTIVE COMPENSATION

35	2019 NAMED EXECUTIVE OFFICERS

36	2019 EXECUTIVE COMPENSATION DECISIONS

40	COMPENSATION TABLES

45	INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

46	ADDITIONAL INFORMATION

A-1	SCHEDULE A – SUMMARY OF STOCK OPTION PLAN AND ADDITIONAL COMPENSATION PLAN INFORMATION

B-1	SCHEDULE B – CORPORATE GOVERNANCE

ADVISORY

Cenovus Energy Inc.	2020 Management Information Circular

VOTING AND PROXY – QUESTIONS & ANSWERS

This management information circular (the “Circular”) dated March 2, 2020 is delivered in connection with the solicitation by or on behalf of management (“Management”) of Cenovus Energy Inc. (“Cenovus”, the “Corporation”, the “Company”, “we”, “us” or “our”) of proxies for use at the annual meeting of shareholders of Cenovus (the “Meeting”) to be held on Wednesday, April 29, 2020 at 1:00 p.m. Calgary time in The Metropolitan Conference Centre, Metropolitan Ballroom, 333 – 4 Avenue S.W., Calgary, Alberta, Canada, T2P 0H9 for the purposes indicated in the Notice of Annual Meeting of Shareholders of Cenovus Energy Inc.

The solicitation will be primarily by mail, but proxies may also be solicited personally, by telephone, facsimile or other similar means by directors, employees or agents of Cenovus. We have also retained Kingsdale Advisors to solicit proxies for us in Canada and the United States (“U.S.”) at a fee of approximately $35,000, plus out-of-pocket expenses. The cost of soliciting proxies will be borne by Cenovus. Additionally, Cenovus may utilize the Broadridge QuickVoteTM service to assist Non-Registered (Beneficial) Shareholders (as defined herein) with voting their common shares of the Corporation (“Common Shares”) over the telephone.

Your vote is very important to us. If you have any questions about any of the information in this Circular or require assistance in completing your proxy form or your voting instruction form, please contact our proxy solicitation agent, Kingsdale Advisors, toll-free in North America at 1-866-851-4179 or by email at contactus@kingsdaleadvisors.com.

Completed proxy forms must be received by our transfer agent and registrar, Computershare Investor Services Inc. (“Computershare”), no later than 1:00 p.m. Calgary time on April 27, 2020 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the adjourned or postponed meeting. Completed voting instructions must be returned in accordance with the instructions on the proxy form.

Unless otherwise stated, the information contained in this Circular is given as at the close of business on March 2, 2020 and dollar amounts are expressed in Canadian dollars. As at March 2, 2020, to the knowledge of the directors and executive officers of Cenovus, no person or company beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying 10 percent or more of the voting rights attached to the Common Shares other than ConocoPhillips Company, who owns 208,000,000 common shares of Cenovus representing

16.9 percent of Cenovus’s issued and outstanding Common Shares.

Am I entitled to vote? You are entitled to vote if you were a holder of Common Shares as of the close of business on March 2, 2020, the record date for the Meeting. Each holder is entitled to one vote for each Common Share held on such date.

A simple majority (50 percent plus one) of votes cast in person or by proxy at the Meeting is required to approve each of the matters to be voted on that are described herein, except for the advisory resolution on executive compensation, which is not binding on the Corporation. As of March 2, 2020, there were 1,228,869,903 issued and outstanding Common Shares.

What matters are to be voted on? The appointment of the auditor; the election of directors; and a non-binding advisory resolution on our approach to executive compensation.

What if there are amendments? As of the date of this Circular, Management is not aware of any amendment, variation or other matter that will come before the Meeting. If you attend the Meeting and are eligible to vote, you can vote on any amendment, variation or other matters that properly come before the Meeting in accordance with your wishes. If you are voting by proxy, the persons named in the proxy form will have discretionary authority to vote on any such amendment, variation or other matter that may properly come before the Meeting.

How can I vote? The easiest way to vote is by proxy on the internet, by telephone, by mail or by fax. Only registered shareholders and duly appointed proxyholders can vote at the Meeting in person. Procedures for each voting method depend on whether you are a registered shareholder of the Corporation (a “Registered Shareholder”) or a non-registered (beneficial) shareholder of the Corporation (a “Non-Registered (Beneficial) Shareholder”).

How will Meeting materials be delivered? Notice and access is being used to deliver this Circular (and other meeting-related materials, including the Corporation’s audited consolidated financial statements for the fiscal year ended December 31, 2019, together with the auditor’s report therein and related management’s discussion and analysis, collectively, the “Annual Report”), to both Registered Shareholders and Non-Registered (Beneficial) Shareholders. This means that the Circular and Annual Report will be posted online for shareholders to access electronically. You will receive a package in the mail with a notice (the ‘‘Notice’’) outlining the matters to be addressed

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at the Meeting and explaining how to access and review the Circular and Annual Report electronically, and how to request a paper copy at no charge. You will also receive a form of proxy or a voting instruction form in the mail, so you can vote your Common Shares. All applicable Meeting related materials will be indirectly forwarded to Non-Registered (Beneficial) Shareholders at Cenovus’s expense.

Notice and access is an environmentally friendly and cost-effective way to distribute the Circular and Annual Report because it reduces printing, paper and postage.

How can I request a paper copy of the Circular and proxy-related materials? Both Registered Shareholders and Non-Registered (Beneficial) Shareholders can request a paper copy of the Circular and Annual Report for up to one year from the date it is filed on SEDAR (sedar.com). If you would like to receive a paper copy of the Circular and/or Annual Report, please follow the instructions provided in the Notice. The Circular and Annual Report will be sent to you at no charge. If you request a paper copy of the Circular and/or Annual Report, you will not receive a new form of proxy or voting instruction form, so you should keep the original form sent to you in order to vote.

Cenovus will provide paper copies of the Circular and Annual Report to shareholders who have standing instructions to receive, or for whom Cenovus has otherwise received a request to provide, paper copies of materials.

What is electronic delivery? Electronic delivery is a voluntary e-mail notification sent to shareholders, in place of receiving the Notice by mail, when documents such as this Circular and our annual report and quarterly reports are available on our website. If you wish, you may elect to be notified by e-mail when documentation is posted on our website. Electronic delivery will save paper, reduce our impact on the environment and reduce costs.

How do I know if I am a Registered or Non-Registered (Beneficial) Shareholder?

•	Registered Shareholder: You are a Registered Shareholder if your Common Shares are registered in your name and you have a share certificate or a direct registration advice evidencing ownership.

•	Non-Registered (Beneficial) Shareholder: You are a Non-Registered (Beneficial) Shareholder if your broker, investment dealer, bank, trust company, trustee, nominee or other intermediary (each, an “Intermediary”) holds your Common Shares.
•	If you are not sure if you are a Registered Shareholder or Non-Registered (Beneficial) Shareholder, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, toll-free in North America at 1-866-851-4179 or by email at contactus@kingsdaleadvisors.com.

What is the deadline for receiving my proxy form or voting instruction form?

•	Registered Shareholders: If you are voting your Common Shares by proxy form, Computershare must receive your completed proxy form no later than 1:00 p.m. Calgary time on April 27, 2020 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the adjourned or postponed meeting.

•	Non-Registered (Beneficial) Shareholders: Your completed voting instruction form must be returned on or before the deadline specified on the form.

•	The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at their discretion, without notice.

How do I vote if I am a Registered Shareholder? A Registered Shareholder may vote in one of the following ways:

•	Internet: Go to the website indicated on the proxy form and follow the instructions. You will need your control number which is noted on your proxy form.

•	Telephone: Call 1-866-732-8683 (toll-free in North America) and follow the voice instructions. You will need your control number which is noted on your proxy form. If you vote by telephone, you cannot appoint anyone other than the appointees named on your proxy form as your proxyholder.

•	Mail: Complete, sign and date your proxy form and return it to Computershare in the envelope provided.

•	Fax: Complete, sign and date your proxy form and send it by fax to Computershare at 1-866-249-7775 (toll-free in North America) or 1-416-263-9524 (outside North America).

•	In person: You do not need to complete or return your proxy form. Before entering the Meeting, please identify yourself as a Registered Shareholder to a Computershare representative at the table identified as “Shareholder Registration” to register your attendance. To enter the Meeting, please bring government-issued photo identification.

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How do I vote if I am a Non-Registered (Beneficial) Shareholder?

•	You will receive a voting instruction form from your Intermediary asking for your voting instructions before the Meeting. Follow these instructions carefully to ensure your Common Shares are voted in accordance with your instructions. Please contact your Intermediary if you did not receive a voting instruction form.

•	Vote by proxy: In most cases, a voting instruction form allows you to vote by proxy by providing your voting instructions on the internet, by telephone, by mail or by fax. If you have the option of providing your voting instructions on the internet or by telephone, go to the website or call the number indicated on your voting instruction form and follow the instructions. You will need your control number which is noted on your voting instruction form.

•	Vote in person: You can vote your Common Shares in person at the Meeting if you appoint yourself as the proxyholder for your Common Shares before the Meeting by following the instructions on your voting instruction form and returning the completed form in accordance with its instructions. Before entering the Meeting, please identify yourself as a proxyholder to a Computershare representative at the table identified as “Shareholder Registration” to register your attendance. To enter the Meeting, please bring government-issued photo identification.

How does voting by proxy work?

When you sign or electronically submit, as applicable, the proxy form, you authorize appointees, Patrick D. Daniel, Chair of our board of directors, or failing him, Alexander J. Pourbaix, President & Chief Executive Officer, and a member of our board of directors (the “Board” or the “Board of Directors”), to vote your Common Shares for you at the Meeting according to your instructions. See “How will my Common Shares be voted if I vote by proxy” below for further details.

You have the right to appoint a person other than the directors designated in the enclosed proxy form as proxyholder, by following the steps below:

•	If you are submitting your proxy on the internet, follow the instructions on the website on how to appoint someone else as your proxyholder. If you vote by telephone, you cannot appoint anyone other than the directors named on your proxy form as your proxyholder. If you are submitting your proxy by mail or fax, write the name of the person you are appointing as proxyholder in the space provided.
•	Make sure the person you appoint is aware that he or she has been appointed as a proxyholder and is planning to attend the Meeting for your vote to count.

•	On arrival at the Meeting, the proxyholder should identify themselves as a proxyholder to a Computershare representative at the table identified as “Shareholder Registration” to register their attendance. To enter the Meeting, the proxyholder is asked to bring government-issued photo identification.

•	If the shareholder is a corporation or any other legal entity, an authorized officer or attorney must sign or electronically submit, as applicable, the proxy form. If you are an individual shareholder, you or your authorized attorney must sign or electronically submit, as applicable, the proxy form.

If you need help completing your proxy form, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, toll-free in North America at1-866-851-4179 or by email at contactus@kingsdaleadvisors.com.

How will my Common Shares be voted if I vote by proxy? You can:

•	Choose to vote “For” or “Withhold” your vote from the election of each of the persons nominated for election as directors and the appointment of PricewaterhouseCoopers LLP as auditor.

•	Choose to vote “For” or “Against” the non-binding advisory resolution on our approach to executive compensation.

Your Common Shares will be voted or withheld from voting in accordance with your instructions; however, if you return your proxy form but do not indicate how you want to vote your Common Shares, and do not appoint a person other than the directors on the proxy form, your vote will be cast FOR the election of each person nominated for election as director, FOR the appointment of PricewaterhouseCoopers LLP as auditor and FOR our approach to executive compensation.

If you appoint a person other than the directors as proxyholder and you do not specify how you want your Common Shares voted, your proxyholder will vote your Common Shares as he or she sees fit for each item of business at the Meeting.

Can I change or revoke my vote?

Registered Shareholders can change a previously made proxy vote:

•	By completing a proxy form that is dated later than a previously submitted proxy, provided the

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new proxy form is received by Computershare no later than 1:00 p.m. Calgary time on April 27, 2020 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the adjourned or postponed meeting; or

•	By voting again on the internet or by telephone no later than 1:00 p.m. Calgary time on April 27, 2020 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the adjourned or postponed meeting.

Registered Shareholders can revoke a previously made proxy vote:

•	By sending a notice of revocation in writing to the attention of our Corporate Secretary at

Cenovus Energy Inc., 225 – 6 Avenue S.W., P.O. Box 766, Calgary, Alberta, Canada, T2P 0M5, so that it is received by the close of business Calgary time on April 28, 2020 or, in the case of any adjournment or postponement of the Meeting, on the business day immediately preceding the adjourned or postponed meeting;

•	By giving a notice of revocation in writing to the Chair of the Meeting on the day of, but prior to the commencement of, the Meeting or any adjournment or postponement of the Meeting; or

•	In any other manner permitted by law.

Non-Registered (Beneficial) Shareholders can change or revoke a vote by notifying their Intermediary in accordance with their Intermediary’s instructions.

Cenovus Energy Inc.	4	2020 Management Information Circular

BUSINESS OF THE MEETING

1. FINANCIAL STATEMENTS

The consolidated financial statements of Cenovus for the year ended December 31, 2019 and the auditor’s report thereon are included in our 2019 Annual Report, which is available on our website at  cenovus.com.

2. APPOINTMENT OF AUDITOR

The Board of Directors of Cenovus unanimously recommends that PricewaterhouseCoopers LLP, Chartered Professional Accountants, Calgary, Alberta, be appointed auditor of Cenovus to hold office until the close of the next annual meeting of shareholders. PricewaterhouseCoopers LLP was first appointed as our auditor on November 30, 2009. The following table provides information about the fees billed to Cenovus for professional services rendered by PricewaterhouseCoopers LLP in the years ended December 31, 2019 and 2018:

($ thousands)	2019	2018
Audit Fees	2,938	2,885
Audit-Related Fees	226	344
Tax Fees	2	3
All Other Fees	284	21
Total	3,450	3,253

Audit Fees consist of the aggregate fees billed for the audit of the Corporation’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees consist of the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported as Audit Fees. The services provided in this category include audit-related services in relation to Cenovus’s prospectuses, systems development, controls testing and participation fees levied by the Canadian Public Accountability Board. Fees related to the acquisition or divestiture of assets are also included in Audit-Related Fees.

Tax Fees consist of the aggregate fees billed for tax compliance and tax advice.

All Other Fees relate to fees billed for the review of Extractive Sector Transparency Measures Act filings, advisory services around Enterprise Resource Planning and the Corporation’s Innovation Process.

Unless instructed otherwise, the persons designated in the accompanying proxy form intend to vote FOR the appointment of PricewaterhouseCoopers LLP as auditor of Cenovus.

For information on governance procedures related to our auditor, including audit partner rotation, see Schedule B – Corporate Governance – Audit Committee to this Circular.

3. ELECTION OF DIRECTORS

Cenovus’s articles provide that there must be at least three and no greater than 17 directors. There are currently 12 directors, including Mr. Patrick Daniel and Mr. Wayne Thomson, who, after serving on our Board since the Corporation’s inception in 2009, will be retiring from the Board this year and will not stand for re-election. The Corporation would like to thank Mr. Daniel and Mr. Thomson for their many contributions to Cenovus and its Board.

In accordance with our by-laws, the Board has determined that 11 directors will be elected at the Meeting. Shareholders will be asked at the Meeting to elect, individually, as directors each of the nominees listed below.

1.	Keith M. Casey	7.	Keith A. MacPhail
2.	Susan F. Dabarno	8.	Richard J. Marcogliese
3.	Jane E. Kinney	9.	Claude Mongeau
4.	Harold N. Kvisle	10.	Alexander J. Pourbaix
5.	Steven F. Leer	11.	Rhonda I. Zygocki
6.	M. George Lewis

All of the proposed nominees, other than Mr. M. George Lewis and Mr. Keith M. Casey, were duly elected as directors at the annual meeting of shareholders held on April 24, 2019. Mr. Lewis was appointed as a director by the Board effective July 24, 2019. Mr. Casey is a new director nominee who has not yet joined the Board. Each director elected at the Meeting will hold office until the close of the next annual meeting of the shareholders of the Corporation or until such office is earlier vacated.

Unless instructed otherwise, the persons designated in the accompanying proxy form intend to vote FOR the election of each nominee named below under Information on Director Nominees – Director Nominees.

Majority Voting Policy

Our Policy on Directors’ Voting Procedures (“Majority Voting Policy”) provides that in an uncontested election of directors, if any nominee does not receive a greater number of votes “For” than votes “Withheld” from his or her election, the nominee shall be considered not to have received the support of the shareholders, even though duly elected. If such a nominee is an existing member of the Board standing for re-election, the Majority Voting Policy requires such a director to immediately tender his or her resignation to the Board, to take effect upon acceptance by the Board. The Nominating and Corporate Governance Committee (the “NCG Committee”) will expeditiously consider the resignation and make a recommendation to the Board on how to proceed. The Board, in the absence of exceptional circumstances, will accept the resignation consistent with an orderly transition. The director will not participate in any Board or Board committee deliberations on the resignation offer. The Board will make its decision to accept or reject the resignation within 90 days after the date of the

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relevant shareholder meeting. Cenovus will promptly issue a news release regarding the Board’s decision. If the Board determines not to accept a resignation, the news release will state the reasons for that decision. The Board may fill the vacancy in accordance with the by-laws of Cenovus and applicable corporate law. Shareholders should note that, because of the Majority Voting Policy, a “Withhold” vote is effectively the same as a vote against a director nominee in an uncontested election. The Majority Voting Policy is available on our website at cenovus.com.

This policy does not apply if there is a proxy contest over the election of directors.

4. SHAREHOLDER ADVISORY VOTE ON EXECUTIVE COMPENSATION

Background

The Board believes that shareholders should have the opportunity to receive information to assist them in understanding the objectives, philosophy and principles used in the Corporation’s approach to executive compensation. In 2010, the Board adopted a Shareholder Advisory Vote on Executive Compensation Policy (the “Say on Pay Policy”), a copy of which is available on our website at cenovus.com.

The Say on Pay Policy requires an annual, non-binding advisory vote on the Corporation’s approach to executive compensation, commonly referred to as a “say on pay” advisory vote. The purpose of this advisory vote is for the Board to be accountable for its compensation decisions by giving shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans and on the plans themselves. In 2019, 91.65 percent of the votes were cast in favour of the Corporation’s approach to executive compensation.

Shareholders will be asked at the Meeting to vote, on an advisory basis, on the acceptance of Cenovus’s approach to executive compensation as set forth in the Compensation Discussion and Analysis section of this Circular. Shareholders are encouraged to carefully review the information set forth in that section before voting on this matter. The Compensation Discussion and Analysis section discusses our compensation philosophy, the objectives of the different elements of our compensation programs and the way the Board assesses performance and makes decisions regarding compensation matters. It explains how our compensation programs are centered on a pay for performance culture and are aligned with the long-term development strategy of our business in the interest of our shareholders.

As this is an advisory vote, the results will not be binding upon the Board, however, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions. The Corporation will disclose the results of the shareholder advisory vote as a part of its report on voting results for the Meeting.

If the advisory resolution is not approved by a majority of the votes cast at the Meeting, the Board will consult with its shareholders (particularly those who are known to have voted against the advisory resolution) to understand their concerns and will review the Board’s approach to compensation in the context of those concerns. Results from the Board’s review, if necessary, will be discussed in the management information circular for the annual meeting of shareholders of Cenovus to be held in 2021. Shareholders may contact the Board to discuss their specific concerns in accordance with the Board Shareholder Communication & Engagement Policy (see Corporate Governance – Our Commitment to Shareholder Engagement for additional information).

Advisory Resolution

The text of the advisory resolution, subject to such amendments, variations or additions as may be approved at the Meeting, is set forth below:

“RESOLVED THAT, ON AN ADVISORY BASIS AND NOT TO DIMINISH THE ROLE AND RESPONSIBILITIES OF THE BOARD OF DIRECTORS of Cenovus Energy Inc. (the “Corporation”), the shareholders accept the Corporation’s approach to executive compensation as disclosed in the Compensation Discussion and Analysis section in the Corporation’s Management Information Circular dated March 2, 2020 and delivered in advance of the 2020 Annual Meeting of Shareholders.”

Unless instructed otherwise, the persons designated in the accompanying proxy form intend to vote FOR the advisory resolution.

    SHAREHOLDER PROPOSAL

A shareholder proposal that was submitted by Fonds de solidarité FTQ for consideration at the Meeting has been withdrawn based on Cenovus’s adoption of a 2030 emissions intensity reduction target, the Corporation’s publicly stated ambition to reach net-zero emissions by 2050 and the Corporation’s commitment to continued good-faith engagement on the issues raised by Fonds de solidarité FTQ in the proposal and subsequent discussions.

The withdrawn proposal requested “that Cenovus Energy disclose climate-related targets that align with the goal of the Paris Agreement to limit global average temperature increase to well below 2 degrees Celsius relative to pre-industrial levels and pursue efforts to limit the increase to 1.5°C. These targets should address Cenovus’s key climate-related risks and opportunities over medium and long-term time horizons. Such targets should be quantitative, subject to regular review and progress against such targets should be reported to shareholders on an annual basis.”

Cenovus Energy Inc.	6	2020 Management Information Circular

INFORMATION ON DIRECTOR NOMINEES

DIRECTOR NOMINEES

Keith M. Casey

New Director Nominee Independent Age: 53 San Antonio, Texas U.S. Share Ownership: Common Shares(1): Nil DSUs(2): N/A Meets Requirement: N/A(3) Share Ownership Multiple: N/A(3)

Skills and Experience:

•   Senior Level Oil & Gas Industry Experience

•   Executive Officer Experience

•   Strategic Planning & Execution

•   Refining

•   Marketing & Transportation

•   Financial, Accounting & Capital Markets

•   Risk Management

•   Human Resources, Compensation & Organizational Management

•   Government & Stakeholder Relations

•   Governance

•   Safety, Environment & Health

Mr. Casey is Chief Executive Officer of Tatanka Midstream LLC, a private midstream company. Mr. Casey spent five years with Andeavor Corporation (“Andeavor”), formerly known as Tesoro Corporation, an integrated petroleum refining, logistics, and marketing company. Mr. Casey was Executive Vice-President Commercial and Value Chain of Andeavor, from August 2016 to October 2018, and was responsible for overseeing the integrated commercial value chain focused on maximizing Andeavor’s asset base through its midstream, infrastructure and refining assets. Prior to that, Mr. Casey was Executive Vice-President, Operations of Andeavor from May 2014 to August 2016, and Senior Vice-President, Strategy and Business Development of Andeavor from April 2013 to May 2014.

Prior to joining Andeavor, Mr. Casey was Vice-President with BP Products North America Inc., from 2006 to 2013. Mr. Casey has worked in the refining industry since 1998 and prior to that, he held leadership and operational roles with Praxair Incorporated and Union Carbide Corp.

Mr. Casey served as a director of Andeavor Logistics LP, formerly Tesoro Logistics LP, a publicly traded midstream service company, from April 2014 to April 2015 and has served as a director of a number of private midstream companies.

Mr. Casey holds a Bachelor of Science degree in Metallurgical and Materials Engineering from California Polytechnic State University, San Luis Obispo.

Board and Board Committee Memberships	Meeting Attendance
Board	N/A(3)	N/A(3)

See Notes to “Information on Director Nominees” on page 18.

Voting Results of 2019 Annual Meeting	Number	Percentage
Votes For:	N/A(3)	N/A(3)
Votes Withheld:	N/A(3)	N/A(3)

Other Public Company Board / Committee Memberships	Stock Exchange
None

Cenovus Energy Inc.	7	2020 Management Information Circular

- INFORMATION ON DIRECTOR NOMINEES -

Susan F. Dabarno

Director since April 2017 Independent Age: 67 Bracebridge, Ontario, Canada Share Ownership: Common Shares(1): 30,124 DSUs(2): 58,716 Meets Requirement: Yes Share Ownership Multiple: 4.2x

Skills and Experience:

•   Executive Officer Experience

•   Strategic Planning & Execution

•   Financial, Accounting & Capital Markets

•   Risk Management

•   Human Resources, Compensation & Organizational Management

•   Government & Stakeholder Relations

•   Governance

Ms. Dabarno is a director of Manulife Financial Corporation, a publicly traded insurance and financial services company. She has extensive wealth management and financial expertise gained from her many years of experience building and leading some of the largest wealth management platforms in Canada. Ms. Dabarno served as Executive Chairman of Richardson Partners Financial Limited (“Richardson”), an independent wealth management services firm, from October 2009 to April 2010, and as President and Chief Executive Officer of Richardson from June 2003 to October 2009, during which time she was responsible for leading the firm’s growth strategy. Prior to joining Richardson, she was President and Chief Operating Officer at Merrill Lynch Canada Inc., and prior to that she held various increasingly senior roles with Canada Trust and later Midland Walwyn Inc., until it was acquired by Merrill Lynch in 1999. In each of these positions, Ms. Dabarno was progressively responsible for personal investment management, private equity and alternative investment strategies, while adhering to strict regulatory requirements and governance protocols applied to the industry.

Ms. Dabarno has chaired the boards of Meridian Securities, Canada Trust Insurance Company, Barbados and First Canada Securities International as well as serving as trustee of Canada Trust Investment Income. She served as a director of the Toronto Waterfront Revitalization Corporation (government-funded organization), Bridgepoint Health Foundation (not-for-profit) and People Corporation.

Ms. Dabarno has contributed to the investment industry as a member of the Council of Governors of the Investment Funds Institute of Canada and as a director of the Mutual Fund Dealers Association of Canada. She has been awarded the Queen Elizabeth II Diamond Jubilee Medal by the Investment Industry Association of Canada and honoured by the YWCA of New York City as a Woman of Distinction. Ms. Dabarno is a Fellow of the Chartered Professional Accountants of Ontario (FCPA) and holds a Class II Diploma from McGill University.

Board and Board Committee Memberships	Meeting Attendance
Board	7 of 7		100%
Audit Committee	5 of 5		100%
Nominating and Corporate Governance Committee	5 of 5		100%
Reserves Committee(4)	2 of 2	(5)	100%(5)

See Notes to “Information on Director Nominees” on page 18.

Voting Results of 2019 Annual Meeting	Number	Percentage
Votes For:	1,010,309,976	99.59%
Votes Withheld:	4,165,164	0.41%

Other Public Company Board / Committee Memberships	Stock Exchange
Manulife Financial Corporation Management Resources & Compensation Committee Risk Committee	TSX, NYSE, Philippine Stock Exchange

Cenovus Energy Inc.	8	2020 Management Information Circular

- INFORMATION ON DIRECTOR NOMINEES -

Jane E. Kinney

Director since April 2019 Independent Age: 62 Toronto, Ontario, Canada Share Ownership: Common Shares(1): 4,200 DSUs(2): 21,872 Meets Requirement: Yes Share Ownership Multiple: 1.4x

Skills and Experience:

•   Strategic Planning & Execution

•   Financial, Accounting & Capital Markets

•   Risk Management

•   Human Resources, Compensation & Organizational Management

•   Government & Stakeholder Relations

•   Governance

Ms. Kinney is a director of Intact Financial Corporation, a publicly traded insurance company. She is a seasoned business leader with over 30 years of experience in providing advisory services to global financial institutions and has extensive experience in enterprise risk management, regulatory compliance, cyber and IT risk management, digital transformation and stakeholder relations. Ms. Kinney spent 25 years with Deloitte LLP Canada (“Deloitte”), and was admitted to the Partnership in 1997. She was appointed Vice Chair, Leadership Team Member of Deloitte in June 2010 and served in this role until her retirement in June 2019. Previous positions with Deloitte include Canadian Managing Partner, Quality & Risk from May 2010 to June 2015, Global Chief Risk Officer from June 2010 to May 2012, and Risk and Regulatory Practice Leader from June 1999 to May 2010. She has also served as a lecturer at the University of Manitoba, Dalhousie University and Saint Mary’s University.

She is a member of the Perimeter Institute for Theoretical Physics, a member of the board of directors of the Women’s College Hospital Foundation, Board Chair of Toronto Finance International and Chair of the Patron’s Council of the Alzheimer Society of Toronto.

Ms. Kinney is a leader of her profession and has been recognized as a Fellow of the Chartered Professional Accountants of Ontario. Ms. Kinney holds a Mathematics degree from the University of Waterloo. In 2013 she was awarded the Math Alumni Achievement Medal from the University of Waterloo and in 2014 was recognized as one of Canada’s Most Powerful Women by the Women’s Executive Network.

Board and Board Committee Memberships	Meeting Attendance
Board	4 of 4	(6)	100%(6)
Audit Committee	3 of 3	(6)	100%(6)
Safety, Environment, Responsibility and Reserves Committee(4)	3 of 3	(6)	100%(6)

See Notes to “Information on Director Nominees” on page 18.

Voting Results of 2019 Annual Meeting	Number	Percentage
Votes For:	1,011,418,570	99.70%
Votes Withheld:	3,056,570	0.30%

Other Public Company Board / Committee Memberships	Stock Exchange
Intact Financial Corporation Audit Committee Risk Management Committee	TSX

Cenovus Energy Inc.	9	2020 Management Information Circular

- INFORMATION ON DIRECTOR NOMINEES -

Harold (Hal) N. Kvisle

Director since April 2018 Independent Age: 67 Calgary, Alberta, Canada Share Ownership: Common Shares(1): 65,000 DSUs(2): 43,277 Meets Requirement: Yes Share Ownership Multiple: 5.3x

Skills and Experience:

•   Senior Level Oil & Gas Industry Experience

•   Executive Officer Experience

•   Strategic Planning & Execution

•   Operations & Resource Development

•   Refining

•   Marketing & Transportation

•   Financial, Accounting & Capital Markets

•   Risk Management

•   Human Resources, Compensation & Organizational Management

•   Government & Stakeholder Relations

•   Governance

•   Safety, Environment & Health

Mr. Kvisle is a director and Chairman of ARC Resources Ltd., a publicly traded oil and gas company; and a director and Board Chair of Finning International Inc., a publicly traded heavy equipment company. Mr. Kvisle served as a director of Cona Resources Ltd. (“Cona”), a publicly traded heavy oil company, from November 2011 to May 2018 when Cona was acquired by Waterous Energy Fund (May 22, 2018); and as President and Chief Executive Officer of Talisman Energy Inc. (“Talisman”), a publicly traded oil and gas company, from September 2012 to May 2015 and as a director of Talisman from May 2010 to May 2015. From 2001 to 2010, Mr. Kvisle was President and Chief Executive Officer of TransCanada Corporation, now TC Energy Corporation (“TC Energy”), a publicly traded pipeline and power company. Prior to joining TC Energy in 1999, he was the President of Fletcher Challenge Energy Canada Inc. Previously, he held engineering, finance and management positions with Dome Petroleum Limited. Mr. Kvisle has worked in the oil and gas industry since 1975 and in the utilities and power industries since 1999.

Mr. Kvisle is the founding Chair of the Business Council of Alberta, the former Chair of the Interstate Natural Gas Association of America (INGAA), the former Chair of the Mount Royal College Board of Governors and the former Chair of the Nature Conservancy of Canada.

Mr. Kvisle holds a Bachelor of Science in Engineering degree from the University of Alberta, a Masters in Business Administration degree from the University of Calgary, an Honorary Bachelor of Arts degree from Mount Royal University and an Honorary Doctor of Laws degree from the University of Calgary.

Board and Board Committee Memberships	Meeting Attendance
Board	7 of 7		100%
Audit Committee	5 of 5		100%
Nominating and Corporate Governance Committee	5 of 5		100%
Safety, Environment and Responsibility Committee(4)	1 of 1	(7)	100%(7)

See Notes to “Information on Director Nominees” on page 18.

Voting Results of 2019 Annual Meeting	Number	Percentage
Votes For:	1,007,719,571	99.33%
Votes Withheld:	6,755,569	0.67%

Other Public Company Board / Committee Memberships	Stock Exchange
ARC Resources Ltd.	TSX
Finning International Inc.	TSX

Cenovus Energy Inc.	10	2020 Management Information Circular

- INFORMATION ON DIRECTOR NOMINEES -

Steven F. Leer

Director since April 2015 Independent Age: 67 Boca Grande, Florida, U.S. Share Ownership: Common Shares(1): 2,000 DSUs(2): 87,124 Meets Requirement: Yes Share Ownership Multiple: 4.1x

Skills and Experience:

•   Executive Officer Experience

•   Strategic Planning & Execution

•   Marketing & Transportation

•   Financial, Accounting & Capital Markets

•   Risk Management

•   Human Resources, Compensation & Organizational Management

•   Government & Stakeholder Relations

•   Governance

•   Safety, Environment & Health

Mr. Leer is lead director of Norfolk Southern Corporation, a publicly traded North American rail transportation provider and a director of Parsons Corporation, a publicly traded engineering, construction, technical, and management services firm. Mr. Leer served as a director and the non-executive Chairman of the Board of USG Corporation (“USG”), a publicly traded manufacturer and distributor of high performance building systems, from November 2016 to April 2019; lead director of USG from January 2012 to November 2016; and as a director of USG from June 2005 to January 2012, during which time he was a member and Chair of USG’s Governance Committee and a member of its Compensation and Organization Committee. Mr. Leer served as Chairman of Arch Coal, Inc. (“Arch Coal”), a publicly traded coal producing company, from April 2006 to April 2014, and served as a director of Arch Coal and its predecessor company from 1992 until April 2014. During his tenure with Arch Coal and its predecessor company, he also served as Chief Executive Officer from July 1992 to April 2012 and President from July 1992 to April 2006.

Mr. Leer served on the boards of the Center for Energy and Economic Development, the National Coal Council, the National Mining Association, in each case Chairman, and was on the board of the Mineral Information Institute. Mr. Leer is a former member of the Board of Trustees of Washington University in St. Louis and he is a former director of the Business Roundtable and the National Association of Manufacturers. In addition, he is a former delegate to the Coal Industry Advisory Board of the International Energy Agency in Paris. Mr. Leer holds a Bachelor of Science degree in Electrical Engineering from the University of the Pacific and a Masters in Business Administration from Washington University’s Olin School of Business. Mr. Leer was awarded an honorary doctorate by University of the Pacific in May 1993.

Board and Board Committee Memberships	Meeting Attendance
Board	7 of 7		100%
Human Resources and Compensation Committee	4 of 4		100%
Nominating and Corporate Governance Committee (Chair)	5 of 5		100%
Reserves Committee(4)	2 of 2	(8)	100%(8)

See Notes to “Information on Director Nominees” on page 18.

Voting Results of 2019 Annual Meeting	Number	Percentage
Votes For:	964,654,818	95.09%
Votes Withheld:	49,820,322	4.91%

Other Public Company Board / Committee Memberships	Stock Exchange
Norfolk Southern Corporation Compensation Committee Governance & Nominating Committee (Chair) Executive Committee	NYSE
Parsons Corporation Audit Committee Compensation Committee	NYSE

Cenovus Energy Inc.	11	2020 Management Information Circular

- INFORMATION ON DIRECTOR NOMINEES -

M. George Lewis

Director since July 2019 Independent Age: 59 Toronto, Ontario, Canada Share Ownership: Common Shares(1): 20,000 DSUs(2): 19,226 Meets Requirement: Yes Share Ownership Multiple: 2.5x

Skills and Experience:

•   Executive Officer Experience

•   Strategic Planning & Execution

•   Financial, Accounting & Capital Markets

•   Risk Management

•   Human Resources, Compensation & Organizational Management

•   Government & Stakeholder Relations

•   Governance

•   Safety, Environment & Health

Mr. Lewis is a director of Legal & General Group plc, a publicly traded global asset and risk management company listed on the London Stock Exchange (“LSE”), a director of AOG Group, a private European-based capital investment firm, and a director of the Ontario Teachers’ Pension Plan. Mr. Lewis is a former director of and Chair of the Audit and Risk Committees at Ontario Power Generation, a government-owned energy company, and Enbridge Income Fund Holdings Inc., which was acquired by Enbridge Inc. in November 2018.

Mr. Lewis enjoyed a 30 year career as a professional and executive leader with Royal Bank of Canada (“RBC”), one of Canada’s largest public companies and financial institutions, before retiring in 2016 to focus on serving as a corporate director. He was appointed as a member of RBC’s Group Executive with responsibility for Wealth Management in 2007, adding Insurance in 2012.

He is a director of the Board of the Foundation for the Anglican Diocese of Toronto, a director of the Canadian Film Centre, a current member and past chair of the Bishop’s Company of the Anglican Diocese of Toronto, and a patron and member of the Cabinet of the United Way of Toronto and York Region. Mr. Lewis also served as the Honorary Colonel Commandant of the Royal Canadian Chaplain Service of the Canadian Armed Forces.

Mr. Lewis is a Chartered Financial Analyst, a Fellow of the Institute of Chartered Accountants of Ontario, a Fellow of the Chartered Accountants of Canada and is certified by the Institute of Corporate Directors. Mr. Lewis holds a Bachelor of Commerce degree with high distinction from Trinity College at the University of Toronto and a Masters of Business Administration degree with distinction from Harvard University.

Board and Board Committee Memberships	Meeting Attendance
Board	2 of 2	(9)	100%(9)
Human Resources and Compensation Committee	2 of 2	(9)	100%(9)
Nominating and Corporate Governance Committee	2 of 2	(9)	100%(9)

See Notes to “Information on Director Nominees” on page 18.

Voting Results of 2019 Annual Meeting	Number	Percentage
Votes For:	N/A(10)	N/A(10)
Votes Withheld:	N/A(10)	N/A(10)

Other Public Company Board / Committee Memberships	Stock Exchange
Legal & General Group plc Audit Committee Nominations Committee Risk Committee	LSE

Cenovus Energy Inc.	12	2020 Management Information Circular

- INFORMATION ON DIRECTOR NOMINEES -

Keith A. MacPhail

Director since April 2018 Independent Age: 62 Calgary, Alberta, Canada Share Ownership: Common Shares(1): 306,000 DSUs(2): 43,277 Meets Requirement: Yes Share Ownership Multiple: 17.2x

Skills and Experience:

•   Senior Level Oil & Gas Industry Experience

•   Executive Officer Experience

•   Strategic Planning & Execution

•   Operations & Resource Development

•   Marketing & Transportation

•   Risk Management

•   Human Resources, Compensation & Organizational Management

•   Government & Stakeholder Relations

•   Governance

•   Safety, Environment & Health

Mr. MacPhail is a director and Chairman of Bonavista Energy Corporation, formerly Bonavista Petroleum Ltd. (“Bonavista”), a publicly traded oil and gas company; a director and Chairman of NuVista Energy Ltd., a publicly traded oil and gas company; and serves on the board of directors of a private oil and gas company. Mr. MacPhail served as Executive Chairman of Bonavista from 2012 to 2018; as Chairman and Chief Executive Officer from 2008 to 2012; and as President and Chief Executive Officer from 1997 to 2008. Prior to joining Bonavista Petroleum Ltd. in 1997, Mr. MacPhail held progressively more responsible positions with Canadian Natural Resources Limited, with his final position being Executive Vice President and Chief Operating Officer. Previously, he held the position of Production Manager with Poco Petroleums Ltd.

Mr. MacPhail holds a Bachelor of Science (Honours) degree in Petroleum Engineering from the Montana College of Mineral Science and is a member of the Association of Professional Engineers and Geoscientists of Alberta. Mr. MacPhail was appointed as a Member of the Order of Canada on June 27, 2019.

Board and Board Committee Memberships	Meeting Attendance
Board	7 of 7		100%
Human Resources and Compensation Committee	4 of 4		100%
Nominating and Corporate Governance Committee	2 of 2	(11)	100%(11)
Reserves Committee(4)	2 of 2	(11)	100%(11)
Safety, Environment, Responsibility and Reserves Committee(4)	3 of 3	(11)	100%(11)

See Notes to “Information on Director Nominees” on page 18.

Voting Results of 2019 Annual Meeting	Number	Percentage
Votes For:	961,829,474	94.81%
Votes Withheld:	52,645,666	5.19%

Other Public Company Board / Committee Memberships	Stock Exchange
Bonavista Energy Corporation Executive Committee (Chair) Reserves Committee	TSX
NuVista Energy Ltd. Reserves Committee Compensation Committee Executive Committee	TSX

Cenovus Energy Inc.	13	2020 Management Information Circular

- INFORMATION ON DIRECTOR NOMINEES -

Richard J. Marcogliese

Director since April 2016 Independent Age: 67 Alamo, California, U.S. Share Ownership: Common Shares(1): 60,000 DSUs(2): 75,421 Meets Requirement: Yes Share Ownership Multiple: 6.5x

Skills and Experience:

•   Senior Level Oil & Gas Industry Experience

•   Executive Officer Experience

•   Strategic Planning & Execution

•   Operations & Resource Development

•   Refining

•   Financial, Accounting & Capital Markets

•   Risk Management

•   Human Resources, Compensation & Organizational Management

•   Government & Stakeholder Relations

•   Governance

•   Safety, Environment & Health

Mr. Marcogliese is the Principal of iRefine, LLC, a privately owned petroleum refining consulting company; Executive Advisor of Pilko & Associates L.P., a private chemical and energy advisory company; and a director of Delek US Holdings, Inc., a publicly traded downstream energy company. Mr. Marcogliese served as Operations Advisor to NTR Partners III LLC, a private investment company from October 2013 to December 2017, and as Operations Advisor to the Chief Executive Officer of Philadelphia Energy Solutions, a partnership between The Carlyle Group and a subsidiary of Energy Transfer Partners, L.P. that operates an oil refining complex on the U.S. Eastern seaboard, from September 2012 to January 2016. His more than 40-year career in the U.S. refining industry also includes over 25 years with Exxon Mobil Corporation (“Exxon”). In 2000, he joined Valero Energy Corporation (“Valero”), a publicly traded international manufacturer and marketer of transportation fuels, petrochemical products and power, as a result of an acquisition from Exxon, at which point he led an organizational transition from a major integrated oil company business model to Valero’s independent refiner business model. Mr. Marcogliese held increasingly senior positions with Valero including Senior Vice President of Strategic Planning in 2001, Senior Vice President of Refining Operations from October 2001 to November 2005 and Executive Vice President, Operations of Valero from December 2005 to October 2007. He served as Executive Vice President and Chief Operating Officer of Valero from October 2007 to December 2010 during which time he was responsible for the operation of Valero’s North American refinery system which processed three million barrels of oil per day.

Mr. Marcogliese is a past Chairman of the Western States Petroleum Association and holds a Bachelor of Engineering degree in Chemical Engineering from the New York University School of Engineering and Science.

Board and Board Committee Memberships	Meeting Attendance
Board	7 of 7	100%
Human Resources and Compensation Committee	4 of 4	100%
Safety, Environment, Responsibility and Reserves Committee(4)	4 of 4	100%

See Notes to “Information on Director Nominees” on page 18.

Voting Results of 2019 Annual Meeting	Number	Percentage
Votes For:	969,232,547	95.54%
Votes Withheld:	45,242,593	4.46%

Other Public Company Board / Committee Memberships	Stock Exchange
Delek US Holdings, Inc. Audit Committee Compensation Committee Environmental, Health and Safety Committee (Chair)	NYSE

Cenovus Energy Inc.	14	2020 Management Information Circular

- INFORMATION ON DIRECTOR NOMINEES -

Claude Mongeau

Director since December 2016 Independent Age: 58 Montreal, Quebec, Canada Share Ownership: Common Shares(1): 169,000 DSUs(2): 72,428 Meets Requirement: Yes Share Ownership Multiple: 10.8x

Skills and Experience:

•   Executive Officer Experience

•   Strategic Planning & Execution

•   Marketing & Transportation

•   Financial, Accounting & Capital Markets

•   Risk Management

•   Human Resources, Compensation & Organizational Management

•   Government & Stakeholder Relations

•   Governance

•   Safety, Environment & Health

Mr. Mongeau is a director of The Toronto-Dominion Bank, an international financial institution, and Norfolk Southern Corporation, a publicly traded North American rail transportation provider. He served as a director of TELUS Corporation, a publicly traded telecommunications company, from May 2017 to August 2019. He also served as a director of Canadian National Railway Company (“CN”), a publicly traded railroad and transportation company, from October 2009 to July 2016 and as President and Chief Executive Officer from January 2010 to June 2016. During his tenure with CN, he served as Executive Vice-President and Chief Financial Officer from October 2000 until December 2009 and from the time he joined CN in 1994 he held the titles of Vice-President, Strategic and Financial Planning and Assistant Vice-President, Corporate Development. Prior to joining CN, Mr. Mongeau was the Manager, Business Development for Imasco Inc. from 1993 to 1994, a partner with Groupe Secor Inc., a Montreal-based management consulting firm providing strategic advice to large Canadian corporations, from 1989 to 1993 and a consultant at Bain & Company from 1988 to 1989. Mr. Mongeau also served as a director of SNC-Lavalin Group Inc. from August 2003 to May 2015 and as a director of Nortel Networks Corporation and Nortel Networks Limited from June 2006 to August 2009.

Mr. Mongeau was Chairman of the Board of the Railway Association of Canada. He was named one of Canada’s Top 40 under 40 in 1997 and selected as Canada’s CFO of the Year in 2005 by an independent committee of prominent Canadian business leaders. Mr. Mongeau holds a Master of Business Administration degree from McGill University and has received honorary doctoral degrees from St. Mary’s and Windsor University.

Board and Board Committee Memberships	Meeting Attendance
Board	7 of 7		100%
Audit Committee (Chair)	5 of 5	(12)	100%(12)
Nominating and Corporate Governance Committee	2 of 2	(12)	100%(12)
Safety, Environment, Responsibility and Reserves Committee(4)	4 of 4		100%

See Notes to “Information on Director Nominees” on page 18.

Voting Results of 2019 Annual Meeting	Number	Percentage
Votes For:	1,007,690,699	99.33%
Votes Withheld:	6,784,441	0.67%

Other Public Company Board / Committee Memberships	Stock Exchange
Norfolk Southern Corporation Compensation Committee Finance and Risk Management Committee	NYSE
The Toronto-Dominion Bank Audit Committee	TSX, NYSE

Cenovus Energy Inc.	15	2020 Management Information Circular

- INFORMATION ON DIRECTOR NOMINEES -

Alexander J. Pourbaix

Director since November 2017

Non-Independent, Management(13)

Age: 54

Calgary, Alberta, Canada

Share Ownership:

Common Shares(1): 638,081

DSUs(2): 72,879

Meets Requirement: Yes

Share Ownership Multiple: 8.50x(14)

Skills and Experience:

•   Senior Level Oil & Gas Industry Experience

•   Executive Officer Experience

•   Strategic Planning & Execution

•   Marketing & Transportation

•   Financial, Accounting & Capital Markets

•   Risk Management

•   Human Resources, Compensation & Organizational Management

•   Government & Stakeholder Relations

•   Safety, Environment & Health

Mr. Pourbaix has served as President & Chief Executive Officer of Cenovus since November 6, 2017. Prior to leading Cenovus, Mr. Pourbaix spent 27 years with TC Energy and its affiliates in a broad range of leadership roles, including Chief Operating Officer from October 2015 to April 2017, during which time he was responsible for the company’s commercial activity and overseeing major energy infrastructure projects and operations. Prior to his role as Chief Operating Officer, Mr. Pourbaix held increasingly senior positions with TC Energy including Executive Vice-President and President, Development from March 2014 to September 2015, when he was responsible for leadership and execution of all of TC Energy’s growth initiatives; President, Energy & Oil Pipelines from July 2010 to February 2014; and President, Energy from July 2006 to June 2010. During his tenure at TC Energy, he gained extensive experience in corporate strategy, business development, mergers, acquisitions and divestitures, as well as stakeholder relations. Mr. Pourbaix was appointed a director of Canadian Utilities Limited, a publicly traded diversified global energy infrastructure corporation, on November 1, 2019 and was a director of Trican Well Service Ltd., a publicly traded oilfield services provider, from May 2012 until December 31, 2019.

Mr. Pourbaix is a director of the Business Council of Canada, Vice-Chair of the Board of Governors of the Canadian Association of Petroleum Producers, Board Chair at Mount Royal University, a member of the Business Council of Alberta and previous Chair of the Board of Directors for the Canadian Energy Pipeline Association. Mr. Pourbaix holds a Bachelor of Law degree and a Bachelor of Arts degree from the University of Alberta.

Mr. Pourbaix is not an independent director of the Board due to his position as President & Chief Executive Officer of Cenovus.

Board and Board Committee Memberships	Meeting Attendance
Board	7 of 7(15)	100%(15)

See Notes to “Information on Director Nominees” on page 18.

Voting Results of 2019 Annual Meeting	Number	Percentage
Votes For:	1,011,303,428	99.69%
Votes Withheld:	3,171,712	0.31%

Other Public Company Board / Committee Memberships	Stock Exchange
Canadian Utilities Limited	TSX

Cenovus Energy Inc.	16	2020 Management Information Circular

- INFORMATION ON DIRECTOR NOMINEES -

Rhonda I. Zygocki

Director since April 2016 Independent Age: 62 Friday Harbor, Washington, U.S. Share Ownership: Common Shares(1): 40,034 DSUs(2): 74,625 Meets Requirement: Yes Share Ownership Multiple: 5.3x

Skills and Experience:

•   Senior Level Oil & Gas Industry Experience

•   Executive Officer Experience

•   Strategic Planning & Execution

•   Operations & Resource Development

•   Financial, Accounting & Capital Markets

•   Risk Management

•   Human Resources, Compensation & Organizational Management

•   Government & Stakeholder Relations

•   Governance

•   Safety, Environment & Health

Ms. Zygocki spent 34 years with Chevron Corporation (“Chevron”), a publicly traded integrated energy company, including as Executive Vice President, Policy and Planning from March 2011 until her retirement in February 2015. In this role, she was responsible for global corporate functions overseeing strategy and planning, policy, government and public affairs, health, environment and safety, real estate and technology ventures, and served as Secretary to the Public Policy Committee of the board of directors. Prior to that, she held a number of senior management and executive leadership positions in international operations, public affairs, strategic planning, policy, government affairs and health, environment and safety, including Vice President, Policy, Government and Public Affairs from May 2007 to March 2011 and Vice President, Health, Environment and Safety from April 2003 to May 2007. During her tenure with Chevron, Ms. Zygocki represented Chevron in high profile external engagements on topics covering climate change policy, responsible development, shale gas and hydraulic fracturing, global gas flaring reduction, energy policy, corporate responsibility, public-private partnerships, development in Africa and the fight against HIV/AIDS.

She is a former advisory board member of the Woodrow Wilson International Center of Scholars Canada Institute and a past Management Committee Chair of the International Association of Oil and Gas Producers. Ms. Zygocki graduated from Memorial University of Newfoundland with a Bachelor’s degree in Civil Engineering. In 2014, she was named by the National Diversity Council as one of the Top 50 Most Powerful Women in Oil and Gas. In 2015, she received the Award for Leadership Development from the Washington, D.C. chapter of the Society of International Development.

Board and Board Committee Memberships	Meeting Attendance
Board	7 of 7		100%
Human Resources and Compensation Committee (Chair)	4 of 4		100%
Nominating and Corporate Governance Committee	3 of 3	(16)	100%(16)
Safety, Environment and Responsibility Committee(4)	1 of 1	(16)	100%(16)

See Notes to “Information on Director Nominees” on page 18.

Voting Results of 2019 Annual Meeting	Number	Percentage
Votes For:	968,497,987	95.47%
Votes Withheld:	45,977,153	4.53%

Other Public Company Board / Committee Memberships	Stock Exchange
None

Cenovus Energy Inc.	17	2020 Management Information Circular

- INFORMATION ON DIRECTOR NOMINEES -

Notes to “Information on Director Nominees”:

(1)

Common Shares refers to the number of Common Shares, excluding fractional Common Shares, beneficially owned, or controlled or directed, directly or indirectly, by the nominee (and the nominee’s associates or affiliates, if applicable) as at March 2, 2020.

(2)

Deferred Share Units (“DSUs”) are not voting securities. See the Director Compensation section of this Circular for a description of DSUs. The number of DSUs is reported for each nominee as at March 2, 2020, including dividend equivalents earned, but excluding fractional units. DSUs held by Mr. Pourbaix were attained as an officer of Cenovus and not in his role as a director. On May 3, 2019, following her April 24, 2019 election to the Board, Ms. Kinney received an award of DSUs with a grant date fair value of $120,000, based on the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange (“TSX”) of $13.0272, which converted to approximately 9,211 DSUs. On August 6, 2019, following his July 24, 2019 appointment to the Board, Mr. Lewis received an award of DSUs with a grant date fair value of $120,000, based on the volume weighted average trading price of the Common Shares on the TSX of $11.9579, which converted to approximately 10,035 DSUs. Mr. Casey is not currently eligible to hold DSUs as he is not a member of the Board or employee of Cenovus.

(3)	This section is not applicable because Mr. Casey is not currently a member of the Board and was not a nominee elected at the 2019 annual meeting of shareholders.

(4)

As of April 24, 2019, the mandate and responsibilities of the Reserves Committee were adopted and transferred to the Safety, Environment and Responsibility Committee, which was subsequently renamed the Safety, Environment, Responsibility and Reserves Committee (“SERR Committee”).

(5)	Ms. Dabarno was a member of the Reserves Committee until April 24, 2019, when it was dissolved.

(6)

Ms. Kinney was elected as a director on April 24, 2019 and was appointed a member of the Safety, Environment and Responsibility Committee (now the SERR Committee). She was subsequently appointed a member of the Audit Committee on June 1, 2019.

(7)	Mr. Kvisle was a member of the Safety, Environment and Responsibility Committee until April 24, 2019.

(8)	Mr. Leer was a member of the Reserves Committee until April 24, 2019, when it was dissolved.

(9)	Mr. Lewis was appointed a director on July 24, 2019 and was appointed a member of the HRC Committee and NCG Committee as of the same date.

(10)	This section is not applicable because Mr. Lewis was not a nominee elected at the 2019 annual meeting of shareholders.

(11)

Mr. MacPhail was a member of the NCG Committee until April 24, 2019, the Reserves Committee until it was dissolved, and was appointed a member of the Safety, Environment and Responsibility Committee (now the SERR Committee) as of the same date.

(12)	Mr. Mongeau was a member of the NCG Committee until April 24, 2019 and became Chair of the Audit Committee as of the same date, following Mr. Taylor’s retirement from the Board.

(13)	See the Compensation Discussion and Analysis section of this Circular for detailed information relating to Mr. Pourbaix’s compensation as an officer of Cenovus.

(14)

As a member of Management, Mr. Pourbaix complies with the share ownership guidelines for Cenovus’s executives. See the heading Executive Share Ownership Status in the Compensation Discussion and Analysis section for detailed information relating to Mr. Pourbaix’s share ownership multiple.

(15)	As a member of Management, Mr. Pourbaix does not serve on any standing committee of the Board.

(16)	Ms. Zygocki was a member of the Safety, Environment and Responsibility Committee until April 24, 2019 and became a member of the NCG Committee as of the same date.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To our knowledge, none of our proposed directors are, as at the date of this Circular, or have been, within 10 years prior to the date of this Circular, a director, chief executive officer or chief financial officer of any company that:

(a)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”) and that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer of the company being the subject of such an Order and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To our knowledge, none of our proposed directors:

(a)	is, as at the date of this Circular, or has been within 10 years prior to the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within 10 years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To our knowledge, none of our proposed directors has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalty or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Cenovus Energy Inc.	18	2020 Management Information Circular

CORPORATE GOVERNANCE

The Board recognizes that corporate governance is important to positioning long-term shareholder value. The Board is committed to attaining the highest standards of corporate governance and has designed systems to ensure the interests of Cenovus shareholders are protected. The Board monitors Canadian and U.S. developments affecting corporate governance, accountability and transparency of public company disclosure while continually assessing and updating its systems in response to changing practices, expectations and legal requirements.

Our corporate governance practices reflect rules and guidelines adopted by the Canadian Securities Administrators (the “CSA”) and the U.S. Securities and Exchange Commission (the “SEC”), including applicable rules adopted by the SEC to give effect to the provisions of the Sarbanes-Oxley Act of 2002. The corporate governance rules of the New York Stock Exchange (the “NYSE”) are generally not applicable to non-U.S. companies; however, we are required pursuant to section 303.A.11 (Foreign Private Issuer Disclosure) of the NYSE Listed Company Manual to disclose the significant differences between our corporate governance practices and the requirements applicable to U.S. companies listed on the NYSE under NYSE corporate governance standards. Except as summarized on our website at cenovus.com, we are in compliance with the NYSE corporate governance standards in all significant respects.

Our approach to corporate governance meets or exceeds the practices enunciated under CSA National Policy 58-201 Corporate Governance Guidelines. This approach has been approved by the Board, on the recommendation of the NCG Committee, and is based on National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”). Also included are statements with respect to applicable SEC rules, reflecting certain provisions of the Sarbanes-Oxley Act of 2002, NYSE rules and Canadian rules relating to audit committees pursuant to National Instrument 52-110 Audit Committees. See Schedule B – Corporate Governance for more information on our approach to Corporate Governance at Cenovus.

OUR COMMITMENT TO SHAREHOLDER ENGAGEMENT

Our Board Shareholder Communication & Engagement Policy (the “Engagement Policy”) is designed to further the Board’s commitment to facilitate communication and engagement with our shareholders. The Engagement Policy describes the Board’s approach to shareholder engagement and provides information on how interested shareholders can contact our Board.

Cenovus understands and values the importance of meaningful engagement with shareholders. Transparency and informed dialogue with our shareholders assists our Board in leading the Corporation. Since 2017 our Board has actively engaged with shareholders to ensure further alignment of interests and goals.

In December 2019, Mr. Daniel, as Board Chair, Mr. Leer, as NCG Committee Chair, and Ms. Zygocki, as HRC Committee Chair, engaged in conference calls with five of the Corporation’s largest shareholders, collectively representing nearly 20 percent of Cenovus’s outstanding Common Shares. Shareholders provided valuable feedback on a variety of topics including Cenovus’s performance, business environment, strategy, executive compensation, board renewal and governance practices.

Shareholders and other interested parties can communicate directly with any director, including our Board Chair, at the following address:

c/o Board of Directors

Cenovus Energy Inc.

225 – 6 Avenue S.W.,

P.O. Box 766,

Calgary, Alberta, Canada, T2P 0M5

Below are highlights of our communications and external engagement activities.

Shareholder Engagement Policy	Cenovus has adopted the Engagement Policy to reinforce our commitment to meaningful communication and engagement with our shareholders. The policy is available on our website at cenovus.com.
Conference Calls with Investment Community	Management engaged in quarterly conference calls and webcasts with the investment community to review financial and operating results. Webcasts and presentations are available at cenovus.com.
Investor Day	Cenovus holds an investor day periodically to provide an update on the Corporation’s strategy, outlook and operations. Cenovus most recently held an Investor Day on October 2, 2019 in Toronto. Webcasts of these events are also made available at cenovus.com.
Management Shareholder/Investor Engagement Program	Management held numerous meetings and conference calls with shareholders and investors over the course of the year.
Director-Shareholder Engagement Meetings	In December 2019, members of our Board engaged with five of our largest shareholders representing nearly 20 percent of Cenovus’s Common Shares.

Cenovus Energy Inc.	19	2020 Management Information Circular

DIRECTOR COMPENSATION

PHILOSOPHY

Cenovus’s non-employee director compensation is designed to attract individuals with the qualities, expertise and industry experience necessary to function as effective stewards of the Corporation, to reflect the time commitment and responsibilities assumed when serving on our Board and the committees of the Board (the “Committees”), and to align directors’ interests with shareholders.

GOVERNANCE

The NCG Committee is responsible for reviewing and making recommendations to the Board regarding the non-employee director compensation program and non-employee directors’ minimum share ownership guidelines.

When reviewing Board compensation, the NCG Committee engages an independent compensation consultant to benchmark director compensation relative to the Executive Compensation Peer Group (as defined in the Compensation Discussion and Analysis section of this Circular), and to provide information on Board compensation governance and best practice trends. Advice, peer data and other information and recommendations received from the independent compensation consultant, as well as recommendations and materials provided by Management, are factors considered by the NCG Committee in formulating recommendations to the Board in addition to the discretion of the NCG Committee and the Board.

OVERVIEW

In 2018, the Corporation implemented a flat fee structure for our non-employee director compensation program. This structure eliminates meeting fees and shifts the annual DSU grant from a fixed number of DSUs to a number of DSUs based on a fixed target grant date value (see Director Deferred Share Unit Plan for additional information). The program is intended to promote the objectivity of directors as stewards of the Corporation and was targeted in a lower range relative to the Executive Compensation Peer Group.

The total compensation package for non-employee directors consists of an annual equity-based award with a fixed target grant date value for the allocation of DSUs (which may only be redeemed upon the departure of the director from Cenovus), annual retainers and travel fees, where applicable.

The changes to the non-employee director compensation program were designed to: (i) reduce the variability of directors’ fees; (ii) promote objectivity and independence; (iii) reflect the expected time commitment of directors; and (iv) enhance alignment of director compensation with the interests of shareholders.

The President & Chief Executive Officer does not receive compensation for serving as a director of Cenovus. For information regarding the compensation received by Mr. Pourbaix, refer to the Compensation Discussion and Analysis.

Director Deferred Share Unit Plan

Each non-employee director is provided an annual grant of DSUs under the Corporation’s Deferred Share Unit Plan for Directors (“DSU Plan”). DSUs are entirely cash-based bookkeeping entries on the books of the Corporation, the grant date notional value of which is based on the volume weighted average trading price of a Common Share on the TSX over the last five trading days immediately preceding the grant date (the “Market Value”). Dividend equivalents are credited, in the form of additional DSUs, consistent with dividends declared on Common Shares. Newly appointed or elected directors receive an initial grant of DSUs upon joining the Board. Non-employee directors also have the option to elect to receive all or a portion of their regular remuneration (retainers, meeting fees and travel fees, special remuneration being any special project fees and any ad hoc or special independent Board Committee) in the form of DSUs.

DSUs vest immediately when they are credited to the director’s account but may be redeemed only upon the departure of the director from Cenovus (resignation, termination or retirement). When a director departs, DSUs held by the departing director must be redeemed by December 15 of the first calendar year following the year of departure from the Board. Special rules apply in respect of directors who are United States taxpayers or where the U.S. Internal Revenue Code of 1986, as amended, is applicable. The value of DSUs that may be redeemed is equal to the number of DSUs in the director’s account on the date of redemption multiplied by the Market Value immediately prior to the date of redemption. This amount is paid to the director in cash subject to any applicable tax and other withholdings.

Cenovus Energy Inc.	20	2020 Management Information Circular

- DIRECTOR COMPENSATION -

Director Compensation Structure

The following table sets out the compensation structure for our non-employee directors:

Board Chair(1)
Annual retainer(2)	$190,000
Annual DSU Award(3)	$140,000
Non-employee Directors (excluding Board Chair)
Annual retainer(2)	$70,000
Annual DSU Award(3)	$120,000
Annual Committee Chair Retainers(2)(4)
Audit Committee Chair	$25,000
Human Resources and Compensation Committee Chair	$15,000
Nominating and Corporate Governance Committee Chair	$10,000
Other Committee Chairs (each)	$12,500
Annual Committee Member Retainer(2)	$5,000
All Non-employee Directors (where applicable)
Travel fee (per instance)(5)	$1,500

Notes:

(1)	As an ex officio non-voting member of each of the Committees, the Board Chair did not receive any Committee Member Retainer.
(2)	Annual retainers are pro-rated for periods of partial service.
(3)	Each director shall, in accordance with the DSU Plan for Directors, receive an annual equity-based award value in the form of DSUs.
(4)	There is no separate Committee Member retainer paid when the Committee Member is the Committee Chair.
(5)

A travel fee of $1,500 is paid for each Board or Committee meeting where a director travels outside of the province or state of his or her normal residence, or outside the country of his or her normal residence in the case of a director who is not normally resident in either Canada or the U.S., to attend at the location of a meeting of the Board or a committee of the Board.

Director Compensation Table

The following table summarizes the total compensation provided to our non-employee directors for the year ended December 31, 2019.

Name	Fees Earned ($)	Share-based Awards ($)	Total ($)
Patrick D. Daniel (Board Chair)	190,000	140,000	330,000
Susan F. Dabarno	89,066	120,000	209,066
Jane E. Kinney(1)	58,924	120,000	178,924
Harold N. Kvisle	81,566	120,000	201,566
Steven F. Leer	94,066	120,000	214,066
M. George Lewis(2)	38,166	120,000	158,166
Keith A. MacPhail	81,566	120,000	201,566
Richard J. Marcogliese	87,500	120,000	207,500
Claude Mongeau	102,803	120,000	222,803
Charles M. Rampacek(3)	30,405	120,000	150,405
Colin Taylor(3)	34,320	120,000	154,320
Wayne G. Thomson	87,500	120,000	207,500
Rhonda I. Zygocki	96,000	120,000	216,000
Total:	1,071,882	1,580,000	2,651,882

Notes:

(1)	Ms. Kinney was first elected as a director on April 24, 2019.
(2)	Mr. Lewis was first appointed as a director on July 24, 2019.
(3)	Messrs. Rampacek and Taylor retired from the Board on April 24, 2019.

Cenovus Energy Inc.	21	2020 Management Information Circular

- DIRECTOR COMPENSATION -

Director Detailed Fees

Below is a detailed breakdown of the fees earned by our non-employee directors for the year ended December 31, 2019, excluding share-based awards (i.e. the annual award of DSUs). A significant portion of our non-employee directors’ total compensation was elected by directors to be received in the form of DSUs, enhancing alignment of director interests with shareholders. See Board Committees in our Corporate Governance section of this Circular, attached as Schedule B, for additional information on Board Committee membership.

Name	Board Retainer Fees ($)	Committee Chair Retainer Fees ($)	Committee Member Retainer Fees ($)	Travel Fees ($)	Total Fees Earned(1) ($)	Fees Taken in DSUs ($)	Fees Taken in DSUs (%)	Fees Taken in Cash ($)	Fees Taken in Cash (%)
Patrick D. Daniel (Board Chair)(2)	190,000	-	N/A	-	190,000	190,000	100	-	-
Susan F. Dabarno(3)	70,000	-	11,566	7,500	89,066	89,066	100	-	-
Jane E. Kinney(4)	48,077	-	6,347	4,500	58,924	44,500	76	14,424	24
Harold N. Kvisle(5)	70,000	-	11,566	-	81,566	81,566	100	-	-
Steven F. Leer(6)	70,000	10,000	6,566	7,500	94,066	94,066	100	-	-
M. George Lewis(7)	30,770	-	4,396	3,000	38,166	-	-	38,166	100
Keith A. MacPhail(8)	70,000	-	11,566	-	81,566	81,566	100	-	-
Richard J. Marcogliese	70,000	-	10,000	7,500	87,500	87,500	100	-	-
Claude Mongeau(9)	70,000	17,171	8,132	7,500	102,803	102,803	100	-	-
Charles M. Rampacek(10)	21,924	3,915	1,566	3,000	30,405	-	-	30,405	100
Colin Taylor(10)	21,924	7,830	1,566	3,000	34,320	-	-	34,320	100
Wayne G. Thomson(11)	70,000	12,500	5,000	-	87,500	-	-	87,500	100
Rhonda I. Zygocki(12)	70,000	15,000	5,000	6,000	96,000	96,000	100	-	-
Total:	872,695	66,416	83,271	49,500	1,071,882	867,067	81	204,815	19

Notes:

(1)	Amounts reflect aggregate value of fees and/or retainers earned, excluding the annual DSU award.
(2)	As Board Chair, Mr. Daniel received the Board Chair annual retainer of $190,000 only. Mr. Daniel did not receive Committee Member Retainers.
(3)	Ms. Dabarno was a member of the Reserves Committee until April 24, 2019, when it was dissolved. Ms. Dabarno’s Reserves Committee Member retainer has been pro-rated accordingly.
(4)

Ms. Kinney was first elected as a director on April 24, 2019 and was appointed a member of the Safety, Reserves and Environment Committee (now the SERR Committee) as of the same date. She was appointed to the Audit Committee as of June 1, 2019. Retainer fees have been pro-rated accordingly.

(5)

Mr. Kvisle was a member of the Safety, Environment and Responsibility Committee until April 24, 2019. Mr. Kvisle’s Safety, Environment and Responsibility Committee retainer has been pro-rated accordingly.

(6)	Mr. Leer was a member of the Reserves Committee until April 24, 2019, when it was dissolved. Mr. Leer’s Reserves Committee Member retainer has been pro-rated accordingly.
(7)	Mr. Lewis was appointed to the Board on July 24, 2019 and was appointed a member of the HRC Committee and the NCG Committee as of the same date. Retainer fees have been pro-rated accordingly.
(8)

Mr. MacPhail was a member of the NCG Committee until April 24, 2019 and the Reserves Committee until April 24, 2019, when it was dissolved, and was appointed a member of the Safety, Reserves and Environment Committee (now the SERR Committee) as of the same date. Mr. MacPhail’s committee retainers for the NCG Committee, Reserves Committee and SERR Committee have been pro-rated accordingly.

(9)

Mr. Mongeau was a member of the NCG Committee until April 24, 2019. He was appointed Chair of the Audit Committee on April 24, 2019. Mr. Mongeau’s NCG Committee and Audit Committee retainers have been pro-rated accordingly and he received the Audit Committee Chair retainer from his appointment date of April 24, 2019 to December 31, 2019.

(10)	Messrs. Rampacek and Taylor retired from the Board on April 24, 2019, and their retainer fees have been pro-rated accordingly.
(11)

Mr. Thomson was Chair of the Reserves Committee until its dissolution on April 24, 2019. He was appointed as Chair of the Safety, Reserves and Environment Committee (now the SERR Committee) as of April 24, 2019, following Mr. Rampacek’s retirement from the Board. Mr. Thomson’s Reserves Committee Chair retainer and SERR Committee Chair retainer has been pro-rated accordingly.

(12)

Ms. Zygocki was a member of the Safety, Environment and Responsibility Committee until April 24, 2019 and became a member of the NCG Committee as of the same date. Her Safety, Environment and Responsibility Committee retainer and her NCG Committee retainers have been pro-rated accordingly. Ms. Zygocki attended the February Board and committee meetings via teleconference and therefore no travel fee was paid.

Cenovus Energy Inc.	22	2020 Management Information Circular

- DIRECTOR COMPENSATION -

Outstanding Director Awards

The following table shows all share-based awards (i.e. DSUs) vested in 2019 for our non-employee directors and provides the value vested in relation to share-based awards during the year ended December 31, 2019, as well as the aggregate value of all share-based awards held by our non-employee directors as of December 31, 2019. Cenovus does not grant stock options to non-employee directors. For further details, see the Director Compensation – Director Deferred Share Unit Plan section of this Circular.

Name	Total DSUs Awarded/Accrued During 2019(1) (#)	Value of DSUs Awarded/Accrued During 2019(2) ($)	Total Value of DSUs Held at December 31, 2019(3) ($)
Patrick D. Daniel (Board Chair)	35,162	464,139	3,593,753
Susan F. Dabarno	21,049	277,847	654,879
Jane E. Kinney	12,768	168,538	168,538
Harold N. Kvisle	20,188	266,482	451,084
Steven F. Leer	21,936	289,556	1,029,864
M. George Lewis	10,122	133,611	133,611
Keith A. MacPhail	20,188	266,482	451,084
Richard J. Marcogliese	21,199	279,827	875,385
Claude Mongeau	22,360	295,152	835,877
Wayne G. Thomson	15,287	201,789	1,762,517
Rhonda I. Zygocki	21,864	288,605	864,878

Total:	222,123	2,932,028	10,821,470

Notes:

(1)

Includes DSUs awarded as an initial or annual grant of DSUs as part of the non-employee director compensation program; DSUs awarded as a result of the director electing to take all or a portion of their fees in the form of DSUs; and any dividend equivalents credited, in the form of additional DSUs, consistent with dividends declared on Common Shares during the year ending December 31, 2019. Fractional units are excluded.

(2)

The value of DSUs awarded or accrued during 2019 was determined by multiplying the number of DSUs awarded to or accrued by each director during 2019, by the closing price of the Common Shares on the TSX on December 31, 2019 of $13.20.

(3)	The value of the total number of DSUs held by each director as at December 31, 2019, multiplied by the closing price of the Common Shares on the TSX on such date of $13.20.

Director Share Ownership Guidelines

Each non-employee director is required to maintain minimum holdings of Common Shares (including DSUs) representing a value equal to at least three times that director’s total compensation for the most recent year ended December 31. New directors are required to achieve the share ownership guidelines within five years of joining the Board. These requirements are intended to enhance alignment of director and shareholder interests. As of March 2, 2020, all of our directors were in compliance with the applicable share ownership guidelines. The following table illustrates the value of our non-employee directors’ holdings as at March 2, 2020.

Name	At-Risk Investment Beneficial Shareholdings(1)			As a Multiple of 2019 Total Compensation	Share Ownership Guideline ($)	Status
	Common Shares ($)	DSUs ($)	Total ($)
Patrick D. Daniel (Board Chair)	739,763	2,814,606	3,554,369	10.8	990,000	In compliance
Susan F. Dabarno	299,734	584,224	883,958	4.2	627,198	In compliance
Jane E. Kinney	41,790	217,626	259,416	1.4	536,772	In compliance
Harold N. Kvisle	646,750	430,606	1,077,356	5.3	604,698	In compliance
Steven F. Leer	19,900	866,884	886,784	4.1	642,198	In compliance
M. George Lewis	199,000	191,299	390,299	2.5	474,498	In compliance
Keith A. MacPhail	3,044,700	430,606	3,475,306	17.2	604,698	In compliance
Richard J. Marcogliese	597,000	750,439	1,347,439	6.5	622,500	In compliance
Claude Mongeau	1,681,550	720,659	2,402,209	10.8	668,409	In compliance
Wayne G. Thomson	21,193	1,419,149	1,440,342	6.9	622,500	In compliance
Rhonda I. Zygocki	398,338	742,519	1,140,857	5.3	648,000	In compliance

Notes:

(1)

The value of “At-Risk Investment – Beneficial Shareholdings” was determined by multiplying the number of Common Shares and DSUs held by each director as of March 2, 2020, by the closing price of the Common Shares on the TSX on such date of $9.95.

Cenovus Energy Inc.	23	2020 Management Information Circular

EXECUTIVE COMPENSATION

LETTER TO SHAREHOLDERS

Dear Fellow Shareholders,

We are pleased to present the Compensation Discussion and Analysis, which explains the Company’s executive compensation philosophy and practices, and how they were applied to reach our executive compensation decisions for 2019.

Strong Corporate Performance and Enhanced Disclosure The Company worked diligently to improve shareholder value, including continued cost leadership with maintenance of our Oil Sands low cost structure and a 20 percent reduction in Deep Basin absolute operating costs, further reduction of Net Debt to about $6.5 billion at year end, and a 25 percent dividend increase as of the fourth quarter.

We believe in paying for performance and in 2019 performance was strong. Cenovus’s 2019 performance reflected one-year total shareholder return of 40 percent, outperforming most of the Executive Compensation Peer Group (as defined in the Compensation Discussion and Analysis section of this Circular) where median performance was 17 percent. Management continued to utilize a balanced corporate scorecard to focus employees on safety, environmental, operational and financial measures that contribute to shareholder value. The Company outperformed on multiple measures resulting in a corporate score of 164 percent. In the final determination of the 2019 corporate score, the Board supported adjusting performance measures impacted by production curtailment.

To improve transparency of our performance management, we have expanded the corporate scorecard presentation and discussion in this year’s circular, providing greater detail on the components, targets and payouts. We invite you to read more about our corporate scorecard results at page 36 of the Compensation Discussion and Analysis section of this Circular.

Strong Leadership Mr. Pourbaix’s strong leadership of the Company contributed directly to the Company’s 2019 results. To reflect growth and performance in the President & Chief Executive Officer role, Mr. Pourbaix’s target total direct compensation was increased from $6.5 million to $8.0 million. In alignment with our pay for performance philosophy, the entire increase was in variable pay. In total, 89 percent of 2019 President & Chief Executive Officer compensation is variable compared to 11 percent being fixed. Mr. Pourbaix’s target total direct compensation for 2019 was at the 39th percentile for comparable roles relative to the Executive Compensation Peer Group. As an additional reference, we reviewed chief executive officer compensation from a sample of Canadian industrial companies outside of the oil and gas sector (including: chemicals, mining, transportation and utilities) of similar size to Cenovus, as measured using enterprise value. Mr. Pourbaix’s 2019 target total direct compensation was positioned at the 47th percentile relative to the Canadian industrial peers we reviewed, compared to our 55th percentile positioning on enterprise value.

Pay for Performance Achieving alignment with the long-term shareholder experience is a core objective of our executive compensation philosophy. From 2014 to 2019, average Named Executive Officers’ total direct compensation pay opportunity has remained essentially flat. Realizable total direct compensation over this same period is approximately 60 percent of the pay opportunity. This indicates that actualized compensation is strongly correlated to shareholder experience and the economic realities the industry has endured over this period.

Emphasis on Governance We emphasize strong governance supporting our compensation practices, and this year the Board approved a clawback policy that, starting in 2021, applies to all of our executive officers.

Please see the Compensation Discussion and Analysis section in this Circular for more detail on Cenovus’s executive compensation philosophy, governance and outcomes for 2019 including for the other Named Executive Officers. As always, we welcome shareholder feedback on Cenovus’s executive compensation and business practices; you can contact us directly at the address set out in the Corporate Governance section of this Circular.

/s/ Patrick D. Daniel	/s/ Rhonda I Zygocki
Patrick D. Daniel	Rhonda I. Zygocki
Board Chair	Chair of the HRC Committee

Cenovus Energy Inc.	24	2020 Management Information Circular

- EXECUTIVE COMPENSATION -

COMPENSATION DISCUSSION AND ANALYSIS

26	COMPENSATION GOVERNANCE

26	ROLE OF THE BOARD AND HRC COMMITTEE

26	Independent Directors

26	Skills and Experience

27	Compensation Consultants

27	Executive Compensation Decision Making

27	Compensation Risk Oversight

29	COMPENSATION PHILOSOPHY

30	Executive Compensation Peer Group

31	EXECUTIVE COMPENSATION PROGRAM DESIGN

31	ELEMENTS OF COMPENSATION

31	Base Salary

32	Annual Performance Bonus Award

33	Long-Term Incentives

35	Retirement and Pension Benefits

35	Other Compensation

35	2019 EXECUTIVE COMPENSATION

35	2019 NAMED EXECUTIVE OFFICERS

36	2019 EXECUTIVE COMPENSATION DECISIONS

37	CEO Pay Opportunity vs. Realizable Pay

38	NEO Average Pay Opportunity vs. Realizable Pay

39	Performance Graph

40	COMPENSATION TABLES

40	Summary Compensation Table

41	Outstanding Option-based and Share-based Awards

42	Incentive Plan Awards – Value Vested or Earned During the Year

42	Defined Benefit Plan Table

43	Defined Contribution Plan Table

43	Termination and Change of Control Benefits

45	Executive Share Ownership Status

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COMPENSATION GOVERNANCE

ROLE OF THE BOARD AND HRC COMMITTEE

The Board is responsible for approval of compensation for our President & Chief Executive Officer and other executive officers. The HRC Committee assists the Board in carrying out its responsibilities by reviewing compensation and human resource matters in support of the achievement of the Corporation’s business strategy and by making recommendations to the Board. In particular, the HRC Committee is responsible for reviewing and approving corporate goals and objectives relevant to President & Chief Executive Officer compensation, evaluating the President & Chief Executive Officer’s performance against those goals and objectives and, based on that evaluation, recommending remuneration of the President & Chief Executive Officer, including salary, short-term incentive awards and long-term incentive awards.

A description of the HRC Committee Mandate, which sets out the responsibilities, powers and operations of the HRC Committee, is found in the Human Resources and Compensation Committee section in Schedule B – Corporate Governance of this Circular and the full mandate is available on our website at cenovus.com.

Independent Directors

Our HRC Committee is comprised exclusively of independent directors who bring different perspectives, approaches and experience to the governance of our compensation program. They are highly experienced senior executives who have dealt with numerous compensation issues over the course of their careers. They are well equipped to inquire, debate and ultimately make decisions in respect of a wide range of human resources and compensation issues, as well as other matters for which they are responsible, as outlined in the HRC Committee Mandate. As such, the HRC Committee provides a strong level of leadership and governance in respect of the design and execution of our compensation program.

Skills and Experience

A general description of the skills and experience of the members of the HRC Committee is set out in the individual director biographies and the skills matrix chart, found respectively in the Information on Director Nominees section of this Circular and in the Key Skills and Experience section of Schedule B to this Circular. In addition, the following is a brief description of the direct experience of each HRC Committee member that is relevant to his or her responsibilities as a Committee member:

Rhonda I. Zygocki (HRC Committee Chair) Ms. Zygocki has been a member of the HRC Committee since April 27, 2016 and HRC Committee Chair since April 25, 2018. Ms. Zygocki held a number of senior management and executive leadership positions during her 34-year tenure at Chevron Corporation, from which she brings a breadth of knowledge and understanding of oil industry compensation practices.

Patrick D. Daniel (Board Chair) Mr. Daniel has been Board Chair of Cenovus since April 26, 2017 and as such, is an ex officio non-voting member of the HRC Committee. Prior to becoming Board Chair, Mr. Daniel was a member of the HRC Committee since the inception of Cenovus in late 2009. He was the President and Chief Executive Officer and subsequently the Chief Executive Officer of Enbridge Inc. for over 12 years. Mr. Daniel is also a director and serves on the Management Resources and Compensation Committee of Canadian Imperial Bank of Commerce.

Steven F. Leer Mr. Leer has been a member of the HRC Committee since April 26, 2017. Mr. Leer is lead director of Norfolk Southern Corporation, a director of Parsons Corporation, the former non-executive Chairman of the Board of USG Corporation (“USG”) and former director and lead director of USG, during which time he was a member of its Compensation and Organization Committee.

M. George Lewis Mr. Lewis has been a member of the HRC Committee since July 24, 2019. Mr. Lewis is a director of Legal & General Group plc, a director of AOG Group and a director of the Ontario Teachers’ Pension Plan. Mr. Lewis is a former director of and Chair of the Audit and Risk Committees at Ontario Power Generation and Enbridge Income Fund Holdings Inc. He was an executive leader with RBC, one of Canada’s largest public companies and financial institutions, before retiring in 2016 to focus on serving as a corporate director.

Keith A. MacPhail Mr. MacPhail has been a member of the HRC Committee since April 25, 2018. Mr. MacPhail is a director and Chairman of Bonavista Energy Corporation and a director and Chairman of NuVista Energy Ltd., serving as a member of its Compensation Committee since 2012.

Richard J. Marcogliese Mr. Marcogliese has been a member of the HRC Committee since April 25, 2018. Mr. Marcogliese is a director of Delek US Holdings, Inc., a publicly traded downstream energy company. He has held a number of senior executive level and senior advisor positions during his 40-year career in the U.S. refining industry, which includes leading a major organizational transition at Valero Energy Corporation and over 25 years of leadership experience at Exxon.

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The Board believes the collective skills and experience of the individual members of the HRC Committee enable the Committee to make decisions on the suitability of the Corporation’s compensation policies and practices.

Compensation Consultants

Hugessen Consulting and Willis Towers Watson The HRC Committee retained the services of Hugessen Consulting (“Hugessen”) from January 2016 until July 2019 as its independent compensation consultant. Hugessen provided advice and perspective to the HRC Committee on analysis and recommendations put forward by Management and Willis Towers Watson, particularly with respect to executive compensation peer group determinations, incentive plan design, disclosure and other matters. Willis Towers Watson has provided compensation consulting services to Cenovus since the inception of the Company.

From August 2019 onward Cenovus has engaged the services of Willis Towers Watson as compensation consultant to both the HRC Committee and Management. Specifically, Willis Towers Watson provides advice on compensation philosophy, peer group determinations, policy and program design, executive compensation competitiveness, trends and best practices. Since appointment as the compensation consultant for Cenovus as a whole, there has been a clear reporting relationship between Willis Towers Watson and the HRC Committee, regular meetings have been held between Willis Towers Watson and the HRC Committee without management present, and executive compensation consulting advice has been retained and managed directly by the Chair of the HRC Committee. In addition, the individuals at Willis Towers Watson leading the work for the HRC Committee are not involved in or compensated for any other work done by Willis Towers Watson at the request of management (for example, pension and asset management advice).

Executive Compensation-Related Fees Executive compensation-related fees consist of the aggregate fees billed for services related to determining compensation for any of the Corporation’s directors and executive officers. The executive compensation-related fees paid by Cenovus to each of Hugessen and Willis Towers Watson in 2018 and 2019 are set out in the table below.

All Other Fees In addition to the fees disclosed below, Willis Towers Watson assisted with certain matters including, but not limited to, pension and benefits (including actuarial services), non-executive compensation advice and corporate risk and brokering services. Total fees payable to Willis Towers Watson for the foregoing services were approximately $1,564,000 in 2019 and approximately $2,010,000 in 2018, which excludes the Executive Compensation-Related Fees outlined below. Other than the fees disclosed below, no other fees were paid by Cenovus to Hugessen in 2019 and 2018.

	Executive Compensation-Related Fees
Executive Compensation Consultant	2018 (000’s)	2019 (000’s)
Hugessen Consulting	$102	$51
Willis Towers Watson	$274	$305

Neither the Board nor HRC Committee pre-approve the services retained by management since they are standard in nature and do not present any conflicts with the services retained by the HRC Committee.

Executive Compensation Decision Making

The advice, information and recommendations provided by Hugessen and Willis Towers Watson are factors considered in the HRC Committee recommendations and the Board’s decisions regarding executive compensation; however, the HRC Committee and the Board do not rely exclusively on such advice, information and recommendations. The decisions of the HRC Committee and Board with respect to executive compensation reflect a number of factors and considerations, including but not limited to, compensation consultant advice and guidance, current industry trends and best practices, legal advice, peer data, and other information and recommendations from Management and the discretion of the HRC Committee and the Board.

Compensation Risk Oversight

The HRC Committee’s primary duties and responsibilities are to approve the Corporation’s compensation philosophy and compensation program design; review the potential risks posed to Cenovus’s financial or reputational well-being by the Corporation’s executive compensation program; recommend to the Board for approval the President & Chief Executive Officer’s compensation, executive share ownership guidelines, amendments to long-term incentive plans, and pension and investment plan governance, design and funding; and approve and report to the Board on executive officer compensation, succession planning for executive officers, and performance measures for short and long-term incentive plans.

The executive compensation program design considers the risks to which Cenovus is exposed to in the pursuit of its strategic objectives. Executive compensation is linked to operational risk management so that financial incentives reinforce a focus on safety, execution excellence, environmental and social responsibility, and shareholder value creation. Effective risk

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management and sound operational business practices and controls are aligned to shareholder value creation and evidenced by the linkage that over 50 percent of executive compensation is tied to share price. We have not identified any risks arising from our compensation policies that are reasonably likely to have a material adverse effect on the Corporation.

Clawback Policy In March 2020, we adopted a Clawback Policy applicable to all executive officers. Previously, clawback provisions were contemplated in the employment agreements with each of our President & Chief Executive Officer and our Executive Vice-President & Chief Financial Officer, but there had not been clawback provisions established with our other executive officers. The Clawback Policy allows for the discretionary recovery by the Board of incentive-based compensation, including annual bonus amounts. Pursuant to the policy the Board will have discretion to cancel any bonus payments or unvested incentive awards and/or require reimbursement of paid bonuses or incentive awards, as applicable, where: (i) an accounting restatement of all or a portion of Cenovus’s financial statements is required due to material non-compliance with any financial reporting requirement under securities laws, and the executive officer’s intentional misconduct or fraud caused or materially contributed to the need for the restatement; or (ii) the executive officer was financially enriched by his or her fraud, theft or failure to disclose a material conflict of interest that affected the business, reputation, operations or capital of Cenovus in a manner that resulted in a material decrease in the price of the Common Shares. The Clawback Policy applied immediately upon adoption to our President & Chief Executive Officer and our Executive Vice-President & Chief Financial Officer, and for all other executive officers applies to incentive-based compensation earned on or after January 1, 2021. The Clawback Policy is in addition to any other clawback mechanism that may apply under law.

Non-Competition and Non-Solicitation Provision Our President & Chief Executive Officer terms of employment include a non-competition and non-solicitation provision pursuant to which, during employment with the Corporation and for a period of time thereafter, the executive may not, without the Corporation’s prior written consent: (i) accept employment with or consult for any entity that carries on the business of oil and/or natural gas exploration or production in any of Cenovus’s operating areas and is included in Cenovus’s PSU Peer Group (as defined in the Compensation Discussion and Analysis section of this Circular) for a specified period after leaving the Corporation; (ii) solicit, encourage or cause to cease to work with the Corporation, any person who is then an employee of the Corporation; and (iii) solicit, encourage or cause any contractor, service provider or supplier of the Corporation to cease doing business with the Corporation. In the event of a breach or threatened breach of these obligations by the executive, the Corporation will be entitled to injunctive relief as well as any other applicable remedies available at law or in equity.

Executive Share Ownership Guidelines We believe it is important to closely align the interests of our executive officers with our shareholders. One key way to accomplish this is to require that our executive officers maintain certain minimum holdings of Common Shares (which may include holdings of DSUs). The executive share ownership guidelines and compliance are reviewed regularly by the HRC Committee. The share ownership guideline for the President & Chief Executive Officer is 6.0 times annual base salary, to be satisfied within two years from the date of appointment and the share ownership guideline for executive vice-presidents of the Corporation is 3.0 times annual base salary to be achieved within five years from the date of appointment. Each of our current Named Executive Officers (“NEOs”) are in compliance with the executive share ownership guidelines. See Executive Share Ownership Status in the Compensation Discussion and Analysis section of this Circular for more information on share ownership of our current NEOs.

Prohibition on Hedging Cenovus employees and directors are prohibited from entering into financial derivative transactions which could result in profit from Cenovus’s share price falling. Prohibited transactions include purchasing financial derivatives, prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset decreases in the market value of Cenovus securities granted or held, directly or indirectly, by the employee or director.

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COMPENSATION PHILOSOPHY

The HRC Committee approves and reports to the Board on the Corporation’s compensation philosophy.

Our executive compensation philosophy demonstrates our executive compensation objectives including how we align executive interests with the interests of our shareholders. Specifically:

•	We pay for performance, reflecting both individual and corporate results that are aligned to our business strategy over the short and long-term as well as expected behaviours.
•	Our total compensation opportunity includes salaries, annual and long-term incentives and benefits to support attraction, retention and engagement.

•	Our total direct compensation (“TDC”) is aimed at the 50th percentile of the Executive Compensation Peer Group for target performance with the flexibility to provide superior pay for superior performance.

•	We differentiate individual total compensation based on capability, performance and potential.

The following outlines the timing and key responsibilities of the HRC Committee in the determination of annual compensation for the Corporation’s NEOs:

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Executive Compensation Peer Group

Our Executive Compensation Peer Group is used to benchmark the compensation of the NEOs, representing companies with North American oil and gas or related operations of similar size and complexity, with which the Corporation competes for talent. The Executive Compensation Peer Group was determined by considering a number of factors including size, complexity of business, revenue, asset value, market capitalization, enterprise value, total employees, geographic scope of operations and ownership structure. In 2019, the HRC Committee reviewed the Executive Compensation Peer Group and determined it remains appropriate for 2020. The table below reflects Cenovus’s positioning relative to the Executive Compensation Peer Group in terms of 2019 revenue and market capitalization at December 31, 2019.

Company	2019 Revenue ($Billion)		Market Capitalization (as at December 31, 2019) ($Billion)
Canadian Natural Resources Limited	22.9		49.7
Crescent Point Energy Corp.	2.9		3.2
Devon Energy Corporation	8.3	(1)	13.0	(2)
Enbridge Inc.	50.1		104.5
Husky Energy Inc.	20.0		10.5
Imperial Oil Limited	34.1		25.6
Marathon Oil Corporation	6.7	(1)	14.1	(2)
Murphy Oil Corporation	3.7	(1)	5.5	(2)
Ovintiv Inc.	8.9	(1)	7.9
Pembina Pipeline Corporation	7.2		24.6
Suncor Energy Inc.	38.3		65.7
TC Energy Corporation	13.3		64.6
50th percentile	11.1		19.4
Cenovus Energy Inc.	20.2		16.2

Source: Bloomberg

Notes:

(1) U.S.	dollars converted to Canadian dollars at the 2019 average annual exchange rate of US $1.00 = CDN $1.33.
(2) U.S.	dollar values converted to Canadian dollars at December 31, 2019 exchange rate of US $1.00 = CDN $1.30.

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EXECUTIVE COMPENSATION PROGRAM DESIGN

ELEMENTS OF COMPENSATION

The following table illustrates the elements of our 2019 executive compensation program and how these elements work together to provide pay for performance and shareholder alignment.

	Total Direct Compensation				Indirect Compensation

Program	Base Salary	Annual Performance Bonus Maximum award level at two times target	Long-term Incentives		Benefits & Perquisites (including pension)

			Performance Share Units 50% Performance multiplier of zero to two times	Stock Options 50%(1)

Purpose	Intended to reflect individual capability and sustained performance in executing day- to-day accountabilities of the position.	Intended to reward individual and corporate performance achieved in the year.	Intended to reward achievement of longer-term Company performance and align interests with shareholders.		Intended to promote retention and provide long- term financial security.

Performance Period	Annual reviews	1 Year	3 Years	7 Year term

	Increases based on performance and market data	Payout at risk(2)			Low risk, financial security and retention focused

Notes:

(1)	For additional information on the Stock Option Plan, see Schedule A – Summary of Stock Option Plan and Additional Compensation Plan Information of this Circular.
(2)

The payout at risk for the President & Chief Executive Officer is 87.5 percent of the target total direct compensation, consisting of annual performance bonus and long-term incentives. 12.5 percent of total direct compensation consists of the base salary.

Base Salary

We determine the base salary of our executive officers annually based upon comparisons to the most recently available market data. We consider experience, scope of responsibilities, individual performance and strategic leadership over the course of the year.

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Annual Performance Bonus Award

The annual performance bonus rewards performance achieved in the year. It is made up of two components: corporate and individual. The target opportunity is aligned to the 50th percentile of the Executive Compensation Peer Group. The target annual performance bonus award opportunity, payout range, and weightings for the NEOs are as follows:

Name & Principal Position	Target Award Opportunity (% of Salary)	Award Range (% of Target Award Opportunity)	Weighting (% of Target Award Opportunity)
			Corporate	Individual
Alexander J. Pourbaix President & Chief Executive Officer	125%		80%	20%
Jonathan M. McKenzie Executive Vice-President & Chief Financial Officer	75%
Harbir S. Chhina Executive Vice-President & Chief Technology Officer	70%	0-200%
J. Drew Zieglgansberger Executive Vice-President, Strategy & Corporate Development(1)	70%		70%	30%
Alan C. Reid Executive Vice-President, Stakeholder Engagement, Safety, Legal & General Counsel	65%

Note:

(1)	Until December 31, 2019, Mr. Zieglgansberger held the role of Executive Vice-President, Upstream. He was appointed Executive Vice-President, Strategy & Corporate Development effective January 1, 2020.

In 2019, to align with the Executive Compensation Peer Group, the target opportunity for Mr. Pourbaix was increased from 100 percent to 125 percent and from 65 percent to 70 percent for Mr. Zieglgansberger. Additionally, to provide bonus impact on individual and corporate performance, Mr. Pourbaix’s annual performance bonus award weighting changed from 100 percent corporate performance, to 80 percent corporate and 20 percent individual performance in 2019. This change was made to achieve alignment with the approach used for other executives and throughout Cenovus, to provide the HRC Committee with the ability to recognize corporate strategic priorities outside of the corporate scorecard, and to address his individual performance achievements that are critical to the Company’s long-term success.

Corporate Component of Annual Performance Bonus Award: Corporate Scorecard The corporate component of the annual performance bonus award is assessed based on the corporate scorecard which includes performance measures in the areas of operational, financial, and safety and environment. The performance measure categories are intended to focus performance on important elements of our business and strategy, while observing Cenovus’s corporate risk policies. Targets are set within defined performance ranges based on the capital and operating budget approved by the Board for the year.

Following the end of the financial year, Cenovus’s corporate performance is assessed by the HRC Committee and the Board. The sum of the performance score for each measure with the respective weightings applied results in an overall corporate performance score between zero and 200 percent and is recommended by the HRC Committee to the Board for approval. From time to time, the HRC Committee and the Board may exercise discretion with respect to the corporate performance score, where considered appropriate based on the specific circumstances. See 2019 Annual Performance Bonus Awards section of this Circular for details specific to 2019.

Individual Component of Annual Performance Bonus Award For each calendar year, all of our employees, including our executive officers, identify specific goals and objectives that are outlined in their individual annual performance agreements. The goals and objectives align with our business plan and strategy and provide performance focus throughout the year. The President & Chief Executive Officer’s goals are set in consultation with the Board, and each remaining NEO’s goals are set in consultation with and approved by the President & Chief Executive Officer.

The HRC Committee reviews and evaluates the President & Chief Executive Officer’s performance in light of these goals and objectives. The President & Chief Executive Officer reviews and evaluates the remaining NEOs. These assessments determine the percentage of the annual performance bonus award based on individual performance.

Board Discretion in determining Annual Performance Bonus Awards From time to time, the Board may exercise discretion to adjust the President & Chief Executive Officer’s annual performance bonus award

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and, similarly, the HRC Committee may exercise discretion to adjust the other NEOs’ annual performance bonus awards, where considered appropriate based on the specific circumstances. See 2019 Executive Compensation Decisions – 2019 Annual Performance Bonus Awards section of this Circular.

Long-Term Incentives

Our Long-Term Incentive (“LTI”) program is designed to align the interests of our shareholders with our executive officers and employees. Executives are required to hold a significant equity interest in the Company. In addition to the intrinsic share price performance risk contained within equity-based incentives, we believe it is important to include additional performance measures that will determine eligibility for vesting.

LTIs are granted on an annual basis, in conjunction with our annual compensation cycle, taking into consideration competitive market data, individual performance, prior grants, and potential and retention, as required. The Board reserves the right to exercise discretion in determining the amount granted. The types of LTIs we provide to our NEOs, as well as key plan terms for each type of LTI are reflected in the following table.

Key Terms	Stock Options (“Options”)(1)	Performance Share Units (“PSUs”)
Term	7 years	3 years
Description	Options to acquire Common Shares	Whole share units subject to performance criteria
Primary Objective	Align interests with share price performance	Aligns interests with share price performance and rewards performance of specific objectives
Performance Measures	Value accrues when the Common Share price exceeds the exercise price	Vesting determined by relative total shareholder return (“RTSR”) performance for the 2017 and 2018 PSU grants. The 2019 PSU grant is based on RTSR and Net Debt
Vesting	Three-year vesting: 30 percent on the first anniversary of the grant date, 30 percent on the second anniversary of the grant date and 40 percent on the third anniversary of the grant date	See “Performance Share Units” below for a further description of vesting for PSUs
Payout	On exercise, the option to acquire Common Shares at the price determined at the time of grant or receive in cash the realized value accrued over the exercise price	Paid in cash or Common Shares based on the closing price of the Common Shares on the TSX on the last trading day immediately before December 31, 2019 for the 2017 PSU grant and the volume weighted average trading price of the Common Shares on the TSX for five trading days prior to the end of the performance period for the 2018 and 2019 PSU grants

Note:

(1)	For additional information on the Stock Option Plan, see Schedule A – Summary of Stock Option Plan and Additional Compensation Plan Information of this Circular.

Performance Share Units

We grant performance-based long-term incentives in the form of Performance Share Units (“PSUs”), as described in the table above. PSUs granted in 2017 become eligible to vest after a single three-year performance period. PSUs granted in both 2018 and 2019 become eligible to vest after a combination of one-year and three-year performance periods. In all instances payout only occurs after three years, provided that all performance periods in a PSU grant that are eligible to vest become vested. Details of the performance measures and performance periods are outlined in the table below:

Grant	Measures	Performance Period	Weighting	Vesting Period
2017	3 Year RTSR	January 1, 2017 to December 31, 2019	100%	3 Years
2018	2018 RTSR	January 1, 2018 to December 31, 2018	20%	3 Years
	2019 RTSR	January 1, 2019 to December 31, 2019	20%
	2020 RTSR	January 1, 2020 to December 31, 2020	20%
	3 Year RTSR	January 1, 2018 to December 31, 2020	40%
2019	2019 RTSR	January 1, 2019 to December 31, 2019	10%	3 Years
	2020 RTSR	January 1, 2020 to December 31, 2020	10%
	2021 RTSR	January 1, 2021 to December 31, 2021	10%
	3 Year RTSR	January 1, 2019 to December 31, 2021	40%
	Net Debt	As at December 31, 2021	30%

Dividend equivalents are credited in the form of additional PSUs consistent with dividends declared on Common Shares. PSUs that do not vest at the end of the three-year performance period are not paid out and are cancelled.

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2019 PSU Performance Criteria The number of PSUs that vest is determined by applying a score (the “Performance Score”) that reflects the Corporation’s RTSR and Net Debt performance.

TSR is calculated using the volume weighted average trading price of a Common Share on the TSX (the “VWAP Share Price”) for the last 30 days of the performance period, less the VWAP Share Price for the 30 trading days prior to the start of the three-year performance period, plus dividends paid during the performance period, divided by the VWAP Share Price for the 30 trading days prior to the start of the performance period.

RTSR is calculated based on the percentile ranking of the Corporation’s TSR to the PSU peer group below (the “PSU Peer Group”) over the applicable performance period. Cenovus identified the PSU Peer Group with some or all of the following characteristics:

•	Upstream energy producers
•	Commodity price exposure
•	Market capitalization less than $50 billion
•	Canadian operations
•	Compete for the same investor dollars

Based on these considerations, the Cenovus PSU Peer Group to determine RTSR is as follows:

Apache Corporation

Canadian Natural Resources Limited

Crescent Point Energy Corp.

Devon Energy Corporation

Husky Energy Inc.

Imperial Oil Limited

Marathon Oil Corporation

MEG Energy Corp.

Murphy Oil Corporation

Ovintiv Inc.

Suncor Energy Inc.

Net Debt is calculated as short-term borrowings and the current and long-term portions of long-term debt, net of cash and cash equivalents.

Payout on PSUs is determined by applying the Performance Score to the relevant performance period, as follows:

Performance Level	Performance Criteria		Performance Score(1)
	RTSR	Net Debt
Minimum Performance	Less than 25th percentile	>$7.0 billion	0.0
Threshold Performance	25th percentile or greater but less than 50th percentile	$7.0 billon	0.25
Target Performance	50th percentile or greater, but less than 75th percentile	$6.5 billon	1.0
Maximum Performance	75th percentile or greater	$5.5 billion	2.0

Note: (1) Payout is based on interpolation between the 25th and the 75th percentile.

The HRC Committee determines the PSU Performance Criteria, Performance Scores and any associated payout. Payment for 2019 PSUs that become eligible to vest is not made until after the end of the three-year performance period.

20 for 20 Incentive Plan On February 13, 2019 (the “Effective Date”), Cenovus launched a one-time incentive program designed to drive significant value creation for shareholders and enhance employee retention. Under this program, if, at any time within five years from the Effective Date, the closing price of the Common Shares on the TSX reaches or exceeds $20 for 20 consecutive trading days (the “Price Condition”), and provided that other than in certain limited circumstances related to retirement, termination, death or a change of control, at least 36 months have elapsed from the Effective Date (the “Time Condition” and collectively, with the Price Condition, the “Entitlement Conditions”), Cenovus will pay a one-time cash award to each eligible employee equal to their annual base salary:

(i)	less applicable withholding taxes;

(ii)	before pre-tax deductions for benefits; and

(iii)	excluding: incentive payments (whether equity or non-equity based); pension amounts; retention amounts; dividends; share purchase plan amounts; all other bonus amounts; and

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any other amounts reasonably determined by Cenovus to be other than regular annual cash compensation for the year in which the Entitlement Conditions have been met

(collectively, an employee’s “Award Amount”).

All employees, other than the President & Chief Executive Officer, are eligible for the program and new employees are eligible for a pro-rated award based on the date their employment commenced. Other than in the limited circumstances set out above, the earliest possible payout date is February 13, 2022 and payout of an employee’s Award Amount shall only occur in the event that the Entitlement Conditions are satisfied during the course of such employee’s employment with Cenovus. Except in limited circumstances, employees whose employment with Cenovus ceases prior to the Entitlement Conditions being satisfied will not be eligible for payment of an Award Amount. This program expires on February 12, 2024. In the event that the Entitlement Conditions have not been satisfied by such time, all possible awards under this program shall be cancelled and forfeited without any payment by Cenovus of further rights or entitlements to the employee.

Retirement and Pension Benefits

Our retirement program is intended to provide long-term financial security and support retention of our employees, including our executive officers. We believe it is important to provide for the future retirement of our employees and executive officers through retirement and pension benefits.

Cenovus’s Canadian Pension Plan, which includes both a Defined Benefit option (the “DB Plan”) and a Defined Contribution option (the “DC Plan”), is a registered pension plan. Our employees, including our executive officers, participate in either the DB Plan or DC Plan. As of January 1, 2019, the DB Plan was closed to new hires.

Under the DB Plan, pension benefits are based on two percent of final average pensionable earnings multiplied by the number of years of membership in the DB Plan. The normal retirement age is 70. Employees may take their pension as early as age 60 with pension benefits reduced by three percent per year. There is no reduction in benefits for retirement between age 65 and 69.

In the DC Plan, employer contributions are made into individual employee accounts equal to eight percent of pensionable earnings for all DC Plan participants including Mr. Pourbaix, President & Chief Executive Officer and Mr. McKenzie, Executive Vice President & Chief Financial Officer who was a participant in the DC Plan from May 1, 2018 until June 30, 2019, when he joined the DB Plan. Each employee individually manages the investment of their account balances from a variety of investment options made available by Cenovus.

Pensionable earnings include base salary plus annual performance bonus capped at 40 percent of salary for our NEOs. For non-executive employees, annual performance bonus is not included in pensionable earnings.

We pay pension benefits under our DB Plan and our DC Plan up to the permitted levels for registered pension plans under the Income Tax Act (Canada). Additional pension benefits are payable from the Cenovus Energy Inc. Canadian Supplemental Pension Plan.

Other Compensation

To achieve a competitive total compensation package, we provide additional benefits at a level competitive with market practice. The other compensation that we provide include an annual allowance, parking, financial and retirement planning services, matching of personal contributions to an investment plan of up to five percent of base salary and health and wellness services.

2019 EXECUTIVE COMPENSATION

2019 NAMED EXECUTIVE OFFICERS

The following are our Named Executive Officers (or “NEOs”) for 2019:

Alexander J. Pourbaix	President & Chief Executive Officer
Jonathan M. McKenzie	Executive Vice-President & Chief Financial Officer
Harbir S. Chhina	Executive Vice-President & Chief Technology Officer
Alan C. Reid	Executive Vice-President, Stakeholder Engagement, Safety, Legal & General Counsel
J. Drew Zieglgansberger	Executive Vice-President, Strategy & Corporate Development(1)

Note:

(1)	Until December 31, 2019, Mr. Zieglgansberger held the role of Executive Vice-President, Upstream. He was appointed Executive Vice-President, Strategy & Corporate Development effective January 1, 2020.

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For the purpose of this Circular and the discussion below, “Named Executive Officer” means any one of the five Named Executive Officers and total direct compensation includes base salary, annual performance bonus, and long-term incentive awards for a performance year.

2019 EXECUTIVE COMPENSATION DECISIONS

The decisions made for the 2019 compensation of our President & Chief Executive Officer and the other NEOs as described in this Circular are based on our compensation philosophy to pay for performance and to align the interests of the NEOs with the interests of our shareholders, while balancing objectives of market competitiveness and retention. Cenovus continues with a prudent approach to executive compensation in response to market volatility, continuing market access challenges, and share price performance. Total direct compensation remains targeted at the 50th percentile of our Executive Compensation Peer Group.

Base Salaries

Mr. Pourbaix’s base salary of $1,000,000, which is placed at approximately the 25th percentile of the Executive Compensation Peer Group, has remained unchanged since his start in late 2017. The HRC Committee determined that the 2019 base salaries for Mr. McKenzie and Mr. Chhina would also remain unchanged. Adjustments for Executive Vice-Presidents Mr. Reid and Mr. Zieglgansberger were applied to align closer to the 50th percentile of the market.

2019 Annual Performance Bonus Awards

The annual performance bonus rewards individual and corporate performance achieved in the year. The target opportunity is aligned to the 50th percentile of the Executive Compensation Peer Group. The target annual performance bonus award opportunity, payout range, and weightings for the NEOs are described under Executive Compensation – Elements of Compensation.

As described under Executive Compensation – Elements of Compensation, corporate performance is assessed by the HRC Committee and the Board using the corporate scorecard. The 2019 corporate scorecard (the “Corporate Scorecard”) maintains the same overarching performance categories and weightings as the previous year. The Corporate Scorecard continues to be easy to understand for both shareholders and employees, and drives organizational efforts towards generating shareholder value. The performance measures are weighted to balance emphasis on safety and environment, operating and financial areas. Targets and ranges of performance were set for each measure, largely based on the Company’s 2019 strategy and business plan. The Board’s assessment of the Corporation’s performance relative to the 2019 Corporate Scorecard targets is shown in the following table.

2019 Corporate Scorecard
Performance Measure	Weighting	Target	Actual Reported Results	2019 Corporate Scorecard Adjusted Results		Weighted Score
Safety & Environment	10%
Total recordable incident frequency	2.5%	0.22	0.30	-		0.0%
Significant incident frequency	2.5%	0.16	0.13	-		5.0%
Process safety performance (events)(1)	2.5%	<2 Tier One ≤6 Tier Two	1 7	-		2.8%
Oil sands emissions intensity (CO2e/BOE)	2.5%	52.94	50.86	46.73	(5)	5.0%
Operating	50%
Production (MBOE/d)	20%	487	452	483	(5)	16.6%
Upstream non-fuel operating costs ($/BOE)	20%	6.32	6.53	6.16	(5)	40.0%
Capital spending ($ millions)	10%	1,341	1,176	1,191	(5)	20.0%
Financial	40%
Non-rent G&A ($/BOE)(2)(3)	5%	1.09	1.20	1.12	(5)	4.1%
Free funds flow ($ millions)(2)(4)	15%	821	2,548	2,533	(6)	30.0%
Net Debt to Adjusted EBITDA(2)	20%	2.8	1.6	-		40.0%
2019 Corporate Score						164%

Notes:

(1)

Tier One Process Safety Event – All major scale events that involve a process release that lead to a lost time injury, a fatality, a fire or an explosion resulting in damages greater than $100,000 or a highly toxic/combustible release above Tier One Threshold.

Tier Two Process Safety Event – All moderate scale events that involve a process release that lead to a medical treatment, a fire or an explosion resulting in damages greater than $2,500 or a highly toxic/combustible release above the Tier Two Threshold (and below Tier One Threshold).

(2)	This is a non-GAAP measure and additional information is in the Advisory section at the end of this Circular.
(3)	Excludes rent, severance, and LTI costs.
(4)	For the purposes of the 2019 Corporate Scorecard, it was determined at the start of the year that free funds flow would include any actual acquisition and divestiture activity.
(5)

Due to the uncertainty around the duration and level of the Alberta government’s mandatory production curtailment program (which was proposed by the Government of Alberta to be revised monthly), the 2019 Corporate Scorecard intentionally did not account for the impacts of mandated production curtailment when approved. The Board used its discretion to adjust production results to the level that would have been attained but for the mandatory production

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curtailment program. The adjustment to actual reported production results for purposes of the 2019 Corporate Scorecard resulted in adjustments to other performance measures impacted by production: oil sands emissions intensity, upstream non-fuel operating costs, capital spending and non-rent G&A.
(6)	Adjusted to reflect impact of mandatory production curtailment on capital spending. Capital spending was adjusted upwards and a correlated downward adjustment was made to free funds flow.

The Corporate Scorecard results are reviewed by the HRC Committee and recommended to the Board for approval. The Corporate Scorecard calculation was 164 percent for 2019. In 2019, operations were significantly impacted by mandatory government enforced production curtailment. In assessing 2019 performance, the HRC Committee and the Board considered that the Corporate Scorecard and associated performance ranges were set prior to the start of the curtailment program without the ability to project curtailment impacts and that operations were executed with excellence under the curtailment protocols. The Board supported adjusting actual reported results for performance measures impacted by production curtailed volumes in the final determination of the 2019 corporate score. A discussion of the Corporation’s 2019 performance can be found in the Corporation’s year-end news release and associated disclosure available on cenovus.com.

The President & Chief Executive Officer’s annual performance bonus award is measured based on 80 percent of the corporate score and 20 percent on individual performance. Mr. Pourbaix’s 2019 individual performance rating was 180 out of 200 percent, resulting in a bonus award of $2,090,000, or 167.2 percent of target annual performance bonus award opportunity. No discretion was used for the President & Chief Executive Officer’s annual performance bonus award in 2019.

Mr. Pourbaix’s 2019 Key Results

•   Achieved industry leading personal safety performance metrics for second year in a row and evaluated and developed recommendations on environmental, social and governance targets and ambitions (which were publicly disclosed in January 2020);

•   Optimized our assets, including pipelines, rail and storage and delivered 100,000 barrels per day crude by rail program as planned and within budget;

•   Realized $6.5 billion Net Debt position (1.6x Net Debt to Adjusted EBITDA), from $8.3 billion at the start of 2019 and formalized an investment framework around capital allocation; and

•   Introduced, delivered and progressed the new People Strategy and reduced attrition rates across the Company.

Individual ratings for the other NEOs ranged from 125 to 160 out of 200 percent, resulting in annual performance bonus awards of 102 percent to 122 percent of base salary. No discretion was used for the annual performance bonus award for any NEO in 2019.

Long-Term Incentives

Decisions about 2019 LTI grants were made in February 2019. Mr. Pourbaix’s 2019 total grant value was $5.75 million and consisted of 50 percent Options and 50 percent PSUs (981,228 Options and 249,349 PSUs). Similarly, grants for the other NEOs consisted of 50 percent Options and 50 percent PSUs. The allocation has remained constant year-over-year. Aggregate values increased compared to 2018 however overall remain below the 50th percentile.

Cenovus’s TSR over the three-year period of 2017 to 2019 was -37.6 percent, which was the 37.3 percentile of the PSU Peer Group resulting in a performance score of 0.75. 2017 PSUs will be paid in 2020.

CEO Pay Opportunity vs. Realizable Pay

Alignment of our President & Chief Executive Officer’s compensation experience to the TSR experience of our shareholders is illustrated in the following table, comparing the grant date pay opportunity of TDC (as reflected in the Summary Compensation Table in the Compensation Discussion and Analysis – Compensation Tables section of this Circular) relative to the realizable TDC, which fluctuates based on the share price (measured as of December 31, 2019). The table also compares the realizable value of $100 of granted pay to the President & Chief Executive Officer in relation to the value of $100 invested in Common Shares over the same periods. Mr. Pourbaix was appointed President & Chief Executive Officer on November 6, 2017, and therefore the following table reflects Mr. Pourbaix’s total direct compensation beginning in 2018, the first full year of his leadership with Cenovus.

Period	CEO TDC Pay Opportunity(1)	CEO Realizable Pay TDC(2)	Performance Period	Value of $100
				President & CEO(3)	Shareholder Cumulative Value(4)
2019	8,839,992	8,077,118	2018-12-31 to 2019-12-31	91	140
2018	6,379,993	8,795,880	2017-12-31 to 2019-12-31	138	119
2018-2019	15,219,985	16,872,998	2017-12-31 to 2019-12-31	111	119

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Notes:

(1)

Represents base salary, annual performance bonus and grant date fair value of LTIs granted in the referenced year, as reported in the Summary Compensation Table in the Compensation Discussion and Analysis – Compensation Tables section of this Circular.

(2)

The realizable TDC includes base salary and annual performance bonus earned in the referenced year (as reported in the “Salary” and the “Non-Equity Incentive Plan Compensation – Annual Incentive Plan” columns of the Summary Compensation Table), and the LTIs granted in the referenced year valued as follows: (i) value (market price received less exercise price) of any Options that were granted in that year that were exercised as at or prior to December 31, 2019, if applicable; (ii) “in-the-money” attributed as at December 31, 2019 to Options that were granted in the referenced year that had not been exercised as at December 31, 2019, based on the closing price of the Common Shares on the TSX on December 31, 2019 of $13.20; (iii) value attributed as at December 31, 2019 to PSUs granted in the referenced year that had not vested as at December 31, 2019, assuming performance at Target and related Performance Score of 1.0 times, and based on the closing price of the Common Shares on the TSX on December 31, 2019 of $13.20; and (iv) value attributed as at December 31, 2019 to Restricted Share Units (“RSUs”) granted in the referenced year, which were not yet eligible for payout as at December 31, 2019, based on the closing price of the Common Shares on the TSX on December 31, 2019 of $13.20.

(3)	Represents the realizable value to the President & Chief Executive Officer for each $100 awarded in the Summary Compensation Table for the period as indicated, and ending December 31, 2019.
(4)	Represents the cumulative value of a $100 investment in Common Shares made on the first trading day of the period indicated, assuming quarterly dividend reinvestment.

NEO Average Pay Opportunity vs. Realizable Pay

The average pay opportunity of TDC compared to average realizable pay TDC for the Corporation’s named executive officers over the past two years is reflected in the chart below. The value of realizable TDC (which fluctuates based on the share price measured as of December 31, 2019) is significantly impacted by the value of long-term incentive awards. The strength of alignment of our executive compensation program design to our pay for performance philosophy is demonstrated by the impact of the realizable values attributed to LTIs held at December 31, 2019:

•	Options granted February 25, 2019 to Messrs. Pourbaix, Chhina, McKenzie, Reid and Zieglgansberger were “in-the-money” as at December 31, 2019. Options granted February 27,
2018 to Messrs. Pourbaix, Chhina, Reid and Zieglgansberger and Options granted April 5, 2018 to Mr. McKenzie were “in-the-money” as at December 31, 2019.

•	PSUs granted in 2018 and 2019 which have not yet vested and are not yet eligible for payout, are valued below based on performance at Target and related Performance Score of 1.0 times, as the impact of performance will not be fully reflected until PSU payout values are determined for such PSUs after completion of the respective performance periods for such grants at December 31, 2019 and December 31, 2020, respectively.

The average named executive officer TDC pay opportunity increased $911,192 (or 27.7%) year-over-year due to improved corporate results which impacted the 2019 annual bonus payout.

Year	NEO Average TDC Pay Opportunity(1) ($)	NEO Average Realizable Pay TDC(2) ($)
2019	4,202,092	3,860,191
2018(3)	3,290,900	4,258,915

Notes:

(1)

Represents average TDC pay opportunity of the named executive officers for the referenced year as reported in the Summary Compensation Table in the Management Information Circular of the Corporation for the referenced year. TDC pay opportunity includes base salary, annual performance bonus and grant date fair value of LTIs granted in the respective year, as reported in the respective the Summary Compensation Table for the referenced year.

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(2)

Represents average realizable TDC of the named executive officers for the referenced year as reported in the Summary Compensation Table in the Management Information Circular of the Corporation for the referenced year. The realizable TDC includes base salary and annual performance bonus earned in the referenced year (as reported in the “Salary” and the “Non-Equity Incentive Plan Compensation – Annual Incentive Plan” columns of the Summary Compensation Table, and the LTIs granted in the referenced year valued as follows: (i) value (market price received less exercise price) of any Options that were granted in that year that were exercised as at or prior to December 31, 2019, if applicable; (ii) “in-the-money” attributed as at December 31, 2019 to Options that were granted in the referenced year that had not been exercised as at December 31, 2019, based on the closing price of the Common Shares on the TSX on December 31, 2019 of $13.20; (iii) value attributed as at December 31, 2019 to PSUs granted in the referenced year that had not vested as at December 31, 2019, assuming performance at Target and related Performance Score of 1.0 times, and based on the closing price of the Common Shares on the TSX on December 31, 2019 of $13.20; and (iv) value attributed as at December 31, 2019 to RSUs granted in the referenced year, which were not yet eligible for payout as at December 31, 2019, based on the closing price of the Common Shares on the TSX on December 31, 2019 of $13.20.

(3)

Includes TDC for Mr. Ruste, who retired on April 30, 2018. Includes a one-time new-hire award of RSUs to Mr. McKenzie as described in footnote 8 to the Summary Compensation Table of this Circular. The weighted average of the combined TDC for Mr. McKenzie and Mr.  Ruste is included in the average of the named executive officers.

Performance Graph

The following performance graph illustrates the cumulative TSR for Cenovus on the TSX of $100 invested in Common Shares of the Corporation over the period beginning January 1, 2014 and ending December 31, 2019 compared to $100 invested in the S&P/TSX Composite Index and the S&P/TSX Energy Index over the same period, assuming quarterly reinvestment of dividends. Over this period average NEO TDC Pay Opportunity has remained essentially flat. From 2014 to 2019 NEO realizable TDC is, on average, at approximately 60 percent of TDC Pay Opportunity reflecting general alignment with the shareholder experience over the five-year period. The trend in average TDC Opportunity and Realizable TDC is strongly aligned with the shareholder experience, primarily due to the significant portion of variable-based compensation delivered through LTIs and annual performance bonus.

	2014	2015	2016	2017	2018	2019	Compounded Annual Growth Rate(2)
Cenovus Common Shares (TSX) ($)*	100	76	90	52	44	61	-9.3%
S&P/TSX Composite Index ($)*	100	92	111	121	110	135	6.3%
S&P/TSX Energy Index ($)*	100	77	104	97	79	97	-0.7%
Cenovus NEO Average TDC Pay Opportunity ($ thousands)(3)(4)	4,139	4,000	4,071	3,179	3,291	4,202	N/A
Cenovus NEO Average Realizable Pay TDC ($ thousands)(5)(6)	1,450	1,433	1,517	1,870	4,259	3,860	N/A

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Notes:

*	Source: Bloomberg
(1)

In 2018 and 2019, our NEOs have only realized a portion of their pay opportunity; specifically, actual base salary paid, actual bonus paid, and Options that have vested for the 2018 grant only. What is yet to be realized are the share-based awards and unvested Options, granted in the referenced year.

(2)	The compounded annual growth rate shown represents the time period from December 31, 2014 to December 31, 2019.
(3)

Represents average, for the named executive officers reported by Cenovus in the respective year of disclosure, of the sum of amounts reported in the “Salary”, “Share-based Awards”, “Option-based Awards”, and “Non-Equity Incentive Plan Compensation – Annual Incentive Plans” columns of the Summary Compensation Table of the management information circular or management proxy circular (as applicable) in respect of the annual meeting of shareholders of Cenovus held in the year immediately following the date indicated.

(4)	The weighted average of the combined TDC for Mr. Pourbaix and Mr. Ferguson, our former President & Chief Executive Officer, is included in the average of the named executive officers for 2017.
(5)

Represents average realizable TDC of the named executive officers for the referenced year as reported in the Summary Compensation Table in the Management Information Circular of the Corporation for the referenced year. The realizable TDC includes base salary and annual performance bonus earned in the referenced year (as reported in the “Salary” and the “Non-Equity Incentive Plan Compensation – Annual Incentive Plan” columns of the Summary Compensation Table, and the LTIs granted in the referenced year valued as follows: (i) value (market price received less exercise price) of any Options that were granted in that year that were exercised as at or prior to December 31, 2019, if applicable; (ii) “in-the-money” attributed as at December 31, 2019 to Options that were granted in the referenced year that had not been exercised as at December 31, 2019, based on the closing price of the Common Shares on the TSX on December 31, 2019 of $13.20; (iii) value attributed as at December 31, 2019 to PSUs granted in the referenced year that had not vested as at December 31, 2019, assuming performance at Target and related Performance Score of 1.0 times, and based on the closing price of the Common Shares on the TSX on December 31, 2019 of $13.20; and (iv) value attributed as at December 31, 2019 to RSUs granted in the referenced year, which were not yet eligible for payout as at December 31, 2019, based on the closing price of the Common Shares on the TSX on December 31, 2019 of $13.20.

(6)

The weighted average of the combined TDC for Mr. McKenzie and Mr. Ruste, our former Executive Vice-President  & Chief Financial Officer, is included in the average of the named executive officers for 2018.

COMPENSATION TABLES

Summary Compensation Table

The following table sets out the compensation paid to our NEOs for the years ended December 31, 2017, 2018 and 2019.

Name and Principal Position	Year		Salary ($)	Share- based Awards(1) ($)		Option- based Awards(2) ($)	Non-Equity Incentive Plan Compensation	Pension Value(4) ($)	All Other Compensation(5) ($)		Total Compensation ($)
							Annual Incentive Plans(3) ($)
Alexander J. Pourbaix	2019		1,000,000	2,874,994		2,874,998	2,090,000	112,000	94,325		9,046,317
President &	2018		1,000,000	2,249,993		2,250,000	880,000	82,667	95,825		6,558,485
Chief Executive Officer	2017	(6)	155,303	3,249,994	(7)	2,250,001	122,740	6,667	10,939		5,795,644
Jonathan M. McKenzie(8)	2019		625,000	1,249,990		1,250,000	763,125	153,488	77,275		4,118,878
Executive Vice-President &	2018		460,938	2,249,998		1,249,999	402,324	33,334	1,059,185	(9)	5,455,778
Chief Financial Officer	2017		-	-		-	-	-	-		-
Harbir S. Chhina	2019		650,000	747,490		747,499	692,965	239,321	91,085		3,168,360
Executive Vice-President &	2018		650,000	747,498		747,498	444,080	261,925	91,085		2,942,086
Chief Technology Officer	2017		650,000	725,344		759,309	391,300	243,929	91,085		2,860,967
Alan C. Reid	2019		516,667	769,996		769,998	524,914	217,808	77,268		2,876,651
Executive Vice-President, Stakeholder	2018		497,765	649,996		649,998	356,200	273,401	77,981		2,505,341
Engagement, Safety, Legal & General Counsel	2017		437,500	447,214		476,314	259,308	184,615	74,979		1,879,930
J. Drew Zieglgansberger	2019		591,667	799,998		799,998	671,160	316,359	79,508		3,258,690
Executive Vice-President,	2018		547,144	599,999		599,998	413,270	346,608	77,268		2,584,287
Strategy & Corporate Development(10)	2017		457,833	447,214		476,314	254,733	218,330	74,326		1,928,750

Notes:

(1)

The fair value of share-based awards on the grant date is calculated based on the market value of the Common Shares on the grant date for PSUs, RSUs and DSUs, as applicable. The methodology used to calculate the fair value of share-based awards is the same as the value reported for accounting purposes.

(2)

The fair value of Option-based awards on the February 25, 2019 grant date is calculated using the Black-Scholes-Merton valuation model for Options. The assumptions and fair value for Options for the respective grant date is set out below. The methodology used to calculate the fair value of Option-based awards is the same as the value reported for accounting purposes.

Grant Date	February 25, 2019
Common Share Price	$11.53
Volatility	31.01%
Expected Life	4.5 years
Risk-Free Rate	1.79%
Grant Date Fair Value	$2.93

(3)	Reflects the annual performance bonus award earned by the NEO in the noted year.
(4)

Pension value is the Compensatory Change shown in the Defined Benefit Pension Table or the Defined Contribution Pension Table. With respect to the DB Plan: the pension value includes the projected pension earned during the year adjusted by gains or losses on the NEO’s entire defined benefit obligation when actual earnings differ from estimated; pension values reported annually vary due to underlying discount rate changes and other assumptions; and the amounts shown do not reflect payments made to the NEO during the applicable year.

(5)

All Other Compensation represents an annual allowance of $39,600, parking, financial and retirement planning services, matching of personal contributions to an investment plan of up to five percent of base salary and health and wellness services.

(6)

Mr. Pourbaix was appointed as Cenovus’s President & Chief Executive Officer on November 6, 2017. Therefore, his 2017 compensation represents payment for approximately two months of the year. Mr. Pourbaix is not compensated for acting as a director of Cenovus.

(7)

Mr. Pourbaix’s share-based awards for 2017 include a one-time award of DSUs with a fair value on the grant date of approximately $1,000,000, which represented a special grant on Mr. Pourbaix’s hire by Cenovus, and an award of PSUs with a fair value on the grant date of approximately $2,250,000.

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(8)

Mr. McKenzie joined Cenovus on April 5, 2018 and was appointed as Cenovus’s Executive Vice-President & Chief Financial Officer on May 1, 2018. Therefore, his 2018 compensation represents payment for approximately nine months of the year. Mr. McKenzie’s share-based awards for 2018 include a one-time award of RSUs with a fair value on the grant date of approximately $1,000,000, which represented a special grant on Mr. McKenzie’s hire by Cenovus, and an award of PSUs with a fair value on the grant date of approximately $1,250,000.

(9)	Mr. McKenzie received a one-time signing bonus of $1,000,000 on his hire by Cenovus.
(10)

Until December 31, 2019, Mr. Zieglgansberger held the title of Executive Vice-President, Upstream. He was appointed Executive Vice-President, Strategy & Corporate Development effective January  1, 2020.

Outstanding Option-based and Share-based Awards

The following table outlines certain information regarding all Option-based awards and share-based awards outstanding for the NEOs as at December 31, 2019. For further details, see Long-Term Incentives in the Executive Compensation Program Design section of this Circular.

	OPTION-BASED AWARDS						SHARE-BASED AWARDS
Name	Number of Securities Underlying Unexercised Options(1) (#)	Original Grant Date		Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the- Money Options(2) ($)	Number of Shares or Units of Shares That Have Not Vested(3) (#)		Market or Payout Value of Share-based Awards That Have Not Yet Vested(4) ($)		Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed(5) ($)
Alexander J. Pourbaix	981,228	25-Feb-2019		11.53	25-Feb-2026	1,638,651
	986,842	27-Feb-2018		9.48	27-Feb-2025	3,671,052	663,466	(7)	8,757,753	(7)	962,016
	714,286	07-Nov-2017	(6)	14.27	07-Nov-2024	-
Jonathan M. McKenzie	426,621 398,089	25-Feb-2019 05-Apr-2018	(8)	11.53 11.01	25-Feb-2026 05-Apr-2025	712,457 871,815	320,968	(9)	4,236,774	(9)	-
Harbir S. Chhina	255,119	25-Feb-2019		11.53	25-Feb-2026	426,049
	327,850	27-Feb-2018		9.48	27-Feb-2025	1,219,602
	245,731	04-Apr-2017		14.95	04-Apr-2024	-
	245,731	02-May-2016		19.89	02-May-2023	-	198,546		2,620,805		-
	245,731	23-Feb-2015		22.22	23-Feb-2022	-
	245,731	19-Feb-2014		28.37	19-Feb-2021	-
	210,358	20-Feb-2013		32.76	20-Feb-2020	-
Alan C. Reid	262,798	25-Feb-2019		11.53	25-Feb-2026	438,873
	199,561	27-Feb-2018		9.48	27-Feb-2025	742,367
	154,147	04-Apr-2017		14.95	04-Apr-2024	-
	154,147	02-May-2016		19.89	02-May-2023	-	170,352		2,248,650		224,849
	62,849	23-Feb-2015		22.22	23-Feb-2022	-
	96,158	19-Feb-2014		28.37	19-Feb-2021	-
	56,638	20-Feb-2013		32.76	20-Feb-2020	-
J. Drew Zieglgansberger	273,037	25-Feb-2019		11.53	25-Feb-2026	455,972
	263,157	27-Feb-2018		9.48	27-Feb-2025	978,944
	154,147	04-Apr-2017		14.95	04-Apr-2024	-
	154,147	02-May-2016		19.89	02-May-2023	-	167,537		2,211,488		211,768
	62,849	23-Feb-2015		22.22	23-Feb-2022	-
	96,158	19-Feb-2014		28.37	19-Feb-2021	-
	72,816	20-Feb-2013		32.76	20-Feb-2020	-

Notes:

(1)	The number of securities underlying unexercised Options includes both vested and unvested Options.
(2)	The value of unexercised “in-the-money” Options is based on the closing price of the Common Shares on the TSX on December 31, 2019 of $13.20.
(3)

The number of shares/units of shares that have not vested include the amount of PSUs granted to the NEOs in 2017, 2018 and 2019 plus the number of dividend equivalents credited in 2017, 2018 and 2019 associated with those PSUs granted, rounded to the next whole unit. The PSUs and associated dividend equivalents become eligible to vest based on achievement of RTSR for all outstanding PSU grants, and in the case of the 2019 PSU Grant, Net Debt, as discussed under Long-Term Incentives in the Executive Compensation Program Design section of this Circular and may not become eligible to vest and may be cancelled. The RSUs and associated dividend equivalents vest after three years in accordance with the provisions of the respective grant agreements.

(4)

The market or payout value of share-based awards that have not yet vested assumes target performance is achieved and is based on the closing price of the Common Shares on the TSX on December 31, 2019 of $13.20 and the actual number of units (not rounded).

(5)

The market or payout value of vested share-based awards not paid out or distributed represents annual incentive plan amounts paid in the form of DSUs to Mr. Reid and Mr. Zieglgansberger upon promotion, and Mr. Pourbaix upon new hire, and is based on the closing price of the Common Shares on the TSX on December 31, 2019 of $13.20.

(6)	Mr. Pourbaix joined Cenovus on November 6, 2017. He received a stock option grant upon joining Cenovus.
(7)

Mr. Pourbaix’s share-based awards for 2017 include a one-time award of DSUs with a fair value on the grant date of approximately $1,000,000, which represented a special grant on Mr. Pourbaix’s hire by Cenovus, and an award of PSUs with a fair value on the grant date of approximately $2,250,000.

(8)	Mr. McKenzie joined Cenovus on April 5, 2018 and was appointed as Cenovus’s Executive Vice-President & Chief Financial Officer on May 1, 2018. He received a stock option grant upon joining Cenovus.
(9)

Mr. McKenzie’s share-based awards include a one-time new-hire award of RSUs with a fair value on the grant date of approximately $1,000,000, and an award of PSUs with a fair value on the grant date of approximately $1,250,000.

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Incentive Plan Awards – Value Vested or Earned During the Year

This table provides the value of Option-based and share-based awards that vested during 2019 for each of the NEOs and the value of non-equity incentive plan compensation earned by each of the NEOs in 2019.

Name	Option-based Awards Value Vested During the Year(1) ($)	Share-based Awards Value Vested During the Year(2) ($)	Non-Equity Incentive Plan Compensation Value Earned During the Year(3) ($)

Alexander J. Pourbaix	754,933	Nil	2,090,000

Jonathan M. McKenzie	187,499	Nil	763,125

Harbir S. Chhina	250,805	Nil	692,965

Alan C. Reid	218,091	Nil	524,914

J. Drew Zieglgansberger	201,315	Nil	671,160

Notes:

(1)	The value vested during the year is calculated on the assumption that the NEO exercised the Option-based awards on the date they vested.
(2)	The value vested during the year is calculated as the number of PSUs and RSUs vested, multiplied by the closing price of the Common Shares on the TSX on December 28, 2018 of $9.38.
(3)	Includes the amount of the annual performance bonus awards earned by the NEOs in 2019, as paid in 2020.

Defined Benefit Plan Table

The following table outlines the estimated annual benefits, accrued pension obligations and compensatory and non-compensatory changes under the DB Plan.

Name	Number of Years of Credited Service (#)		Annual Benefits Payable ($)		Opening Present Value of Defined Benefit Obligation(1) ($)	Compensatory Change(2) ($)	Non- Compensatory Change(3) ($)	Closing Present Value of Defined Benefit Obligation(1) ($)
			At Year End	At Age 65

Alexander J. Pourbaix(4)	-		-	-	-	-	-	-

Jonathan M. McKenzie	0.50	(5)	7,250	186,083	-	115,155	19,723	134,878

Harbir S. Chhina	10.0833	(5)	183,516	276,032	2,490,969	239,321	321,203	3,051,493

Alan C. Reid	10.0833	(5)	114,937	159,582	1,778,748	217,808	322,165	2,318,721

J. Drew Zieglgansberger	10.0833	(5)	125,021	380,229	1,702,930	316,359	432,321	2,451,610

Notes:

(1)

The DB Plan obligation (as defined by Form 51-102F6 Statement of Executive Compensation) on the date specified is determined using the same methodology and assumptions disclosed in the notes to Cenovus’s consolidated financial statements for the year ended December 31, 2019.

(2)

Represents the projected pension earned for service during the year (service cost) net of employee contributions adjusted by gains or losses on the NEO’s entire DB Plan obligation when actual earnings differ from estimated. The amounts shown do not reflect payments made to the NEO during the year.

(3)	Includes interest on the DB Plan obligation for the period, employee contributions plus changes in the discount rate, inflation rate and other net experience as at December 31, 2019.
(4)

Mr. Pourbaix joined the DC Plan option effective December 1, 2017, therefore Mr. Pourbaix does not participate in the DB Plan, and his pension values are instead shown in the Defined Contribution Plan Table in this section.

(5)	Represents DB Plan service effective December 1, 2019 for Messrs. Chhina, Reid and Zieglgansberger, and for Mr. McKenzie effective July 1, 2019.

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Defined Contribution Plan Table

The following table outlines the change in value of DC Plan holdings in 2019.

Name	Accumulated Value at Start of Year ($)	Compensatory(1) ($)	Accumulated Value at Year End(2) ($)
Alexander J. Pourbaix(3)	86,479	112,000	217,788
Jonathan M. McKenzie(4)	32,220	38,333	78,167
Harbir S. Chhina(4)	553,180	-	660,276
Alan C. Reid(4)	282,358	-	330,425
J. Drew Zieglgansberger(4)	234,170	-	290,343

Notes:

(1)	Employer contributions made during the year ended December 31, 2019.
(2)	Includes investment performance during the year ended December 31, 2019.
(3)	Mr. Pourbaix joined the DC Plan option effective December 1, 2017.
(4)

Messrs. Chhina, Reid and Zieglgansberger are accruing benefits under the DB Plan and do not receive further contributions to the DC Plan. Mr. McKenzie received DC Plan contributions for the first six months of 2019 until he joined the DB Plan, effective July 1, 2019.

Termination and Change of Control Benefits

We entered into change of control agreements with each of our NEOs. Cenovus has not entered into any other agreements with our NEOs providing for pre-determination of any payments in connection with termination of employment; any specific payments in connection with termination without cause would be determined at the time of termination in light of common law principles.

Change of Control Benefits

The change of control agreements that have been entered with our NEOs provide for a “double trigger” for payment of severance benefits in the event of a change of control. First, a change of control (as defined in the agreement) must occur. Secondly, the employment of the executive officer must terminate (other than for cause, disability, retirement or death), which would include termination of the executive officer for the following specified reasons:

•	a material reduction in responsibilities or in salary, annual bonus, incentive plans and benefits;

•	a failure to pay any portion of current compensation (without consent);

•	a forced relocation;

•	the failure to obtain agreement from a successor to assume and perform the change of control agreement;

•	the disposition of all or substantially all of the assets of Cenovus.

The change of control agreements with all of the NEOs provide for the following severance benefits, should both aspects of the double trigger be activated (i.e. a change of control and termination of employment):

•	A lump sum severance payment representing the amount of salary and bonus for a period of
24 months based upon the average of the bonus payments paid to the NEO over the preceding three-year period.

•	Other compensation which includes annual allowance, investment plan matching, financial and retirement planning services, and health and wellness services for a period of 24 months.

•	LTIs (Options, PSUs, RSUs and DSUs) vest in accordance with the terms of the respective grant agreement as follows:

○	all Options would immediately vest and be available for exercise for a period of 24 months or the date of expiry of the Option, whichever is earlier;

○	PSUs would vest immediately and be paid out with the number of vested PSUs calculated based on an achievement multiplier of one times the number of PSUs granted, unless a previously determined achievement multiplier has been determined;

○	any RSUs would vest immediately and be paid out; and

○	any DSUs would vest immediately and be paid out.

•	Pension benefits continue to accrue for a period of 24 months.

20 for 20 Incentive Plan

The one-time incentive program is designed to benefit all employees similarly, including all of our executive officers except the President & Chief Executive Officer. In the event of a change of control, payout may occur where:

•	the Price Condition has not yet been satisfied but the value attributed to the Common Shares pursuant to the change of control is at least $20 per Common Share, or

•	the Price Condition has been achieved but the Time Condition has not.

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In addition, the Board may exercise discretion in the event of a change of control to allow for payout to employees where the Price Condition or Time Condition, or both, have not been met. In all such scenarios, all employees, including the NEOs, other than the President & Chief Executive Officer, would be entitled to a one-time cash award equivalent to their respective Award Amount.

Long-Term Incentive Grant Agreements

For employees who are not party to a change of control agreement with the Corporation, the terms of the grant agreements applicable to each type of LTI on a change of control will apply such that Options will immediately vest and PSUs will become eligible and immediately vest based on target, meaning that the maximum number of PSUs will not vest but rather, one times the number of PSUs granted will vest in respect of any PSU grant for a performance period for which an achievement multiplier has not yet been determined.

Termination and Change of Control Benefits Table

The following table illustrates the estimated incremental payments, payables and benefits that would have been made to each of the NEOs pursuant to change of control agreements between the Corporation and each NEO, and pursuant to the Option Plan, our PSU Plan and our RSU Plan as a result of the triggering events identified below, in each case assuming that such event occurred on December 31, 2019.

The table does not include the value of payments, payables and benefits already available to the NEO at December 31, 2019, such as Options, PSUs and RSUs that had already vested at such date. As at December 31, 2019, there are no other agreements in place between the Corporation and any of our NEOs providing for incremental payments, payables or benefits on termination (whether voluntary, involuntary or constructive), resignation or retirement.

Name	Triggering Event	Payment ($)		Long-Term Incentives(1) ($)	Total ($)

Alexander J. Pourbaix	Termination Without Cause(2)(3)	-		-	-
	Termination With Cause(4)	-		-	-
	Change of Control	4,323,200	(5)	12,966,141	17,289,341
	Retirement/Resignation(6)	-		-	-
Jonathan M. McKenzie	Termination Without Cause(2)(3)	-		-	-
	Termination With Cause(4)	-		-	-
	Change of Control	2,700,590	(7)	5,559,501	8,260,091
	Retirement/Resignation(6)	-		-	-
Harbir S. Chhina	Termination Without Cause(2)(3)	-		-	-
	Termination With Cause(4)	-		-	-
	Change of Control	3,762,468	(7)	3,900,575	7,663,043
	Retirement/Resignation(6)	-		-	-
Alan C. Reid	Termination Without Cause(2)(3)	-		-	-
	Termination With Cause(4)	-		-	-
	Change of Control	2,605,372	(7)	3,429,890	6,035,262
	Retirement/Resignation(6)	-		-	-
J. Drew Zieglgansberger	Termination Without Cause(2)(3)	-		-	-
	Termination With Cause(4)	-		-	-
	Change of Control	2,517,447	(7)	3,352,721	5,870,168
	Retirement/Resignation(6)	-		-	-

Notes:

(1)

The value of Long-Term Incentives is calculated by multiplying the number of Options that would vest on a change of control by the difference between the grant price and the closing price of the Common Shares on the TSX on December 31, 2019 of $13.20, and then adding the number of PSUs and RSUs that would vest on a change of control multiplied by the closing price of the Common Shares on the TSX on December 31, 2019 of $13.20. No accelerated vesting occurs under other triggering events listed.

(2)	Represents termination of the employment of the NEO by Cenovus other than for cause.
(3)

The Corporation has not entered into any agreements, other than the change of control agreements, with the NEOs providing for pre-determination of any payments in connection with termination of employment; any specific payments in connection with termination without cause would be determined at the time of termination, in accordance with common law principles.

(4)	Represents termination of the employment of the NEO by Cenovus for cause.
(5)

Includes the incremental value of pension benefits. Mr. Pourbaix would be compensated based on an additional 24 months of pensionable service in the DC Plan. The incremental lump sum pension value is equal to eight percent of annual base salary plus bonus (capped at 40 percent of base salary) over the 24 months of additional service.

(6)	Represents voluntary retirement or voluntary resignation of the NEO.
(7)

Includes the incremental value of pension benefits. Pensionable earnings during the 24 month period is based on annual base salary plus the average of the annual performance bonus (capped at 40 percent of salary) in the three-year period preceding the change of control and termination of employment. The early retirement reduction factor applicable under the Cenovus Energy Inc. Canadian Supplemental Pension Plan is calculated at the age the executive would have attained at December 31, 2021. This incremental lump sum pension value is equal to the difference between the actuarial present values of the executive’s pension, as modified, less the accrued pension, unmodified, using the commuted value basis for the DB Plan as of December 31, 2019. The discount rates used are 2.4 percent for ten years and 2.5 percent thereafter.

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- EXECUTIVE COMPENSATION -

In addition to the foregoing, under our 20 for 20 Incentive Program, each of the NEOs, except the President & Chief Executive Officer, would be entitled to receive their respective Award Amount: (i) in the event of a change of control that satisfies the Entitlement Conditions, or (ii) in the event of termination of their employment at any time after the Price Condition has been satisfied and prior to satisfaction of the Time Condition provided that the termination of such individual’s employment was for reason(s) other than performance. In the event such circumstance occurred on December 31, 2019 and the applicable condition(s) had also been satisfied as of such date, the Award Amounts payable to each eligible NEO, respectively, would be as follows: Mr. McKenzie – $625,000; Mr. Chhina – $650,000; Mr. Reid – $520,000; and Mr.  Zieglgansberger – $600,000.

Executive Share Ownership Status

Ownership guidelines for Cenovus’s executives are discussed under the heading Executive Share Ownership Guidelines in the Compensation Discussion and Analysis – Compensation Governance section of this Circular. The following table sets forth the share ownership guidelines and the value of the beneficial shareholdings of the Current Named Executives as at March 2, 2020, unless otherwise noted. The value used to calculate beneficial shareholdings is the average weighted purchase price in the case of share purchases, and the average weighted grant price in the case of DSU holdings. The use of purchase and/or grant price better reflects the value of each NEO’s actual investment choice in Cenovus share ownership, as opposed to the current value of their prior investment. Stock options are not counted as shares owned in measuring share ownership. In the event that Cenovus’s executives do not meet the share ownership guidelines, there is no requirement to hold the shares received upon exercise of stock options (after payment of exercise prices and after taxes) until the share ownership guidelines have been met.

		Executive Share Ownership Summary
Name	Share Ownership Guideline (times annual base salary)	Value of Beneficial Shareholdings based on purchase price	Share Ownership Multiple(1)	Status(2)
Alexander J. Pourbaix	6.0	$9,359,667	(8.50)	In compliance
Jonathan M. McKenzie	3.0	$1,202,999	(1.92)	In compliance
Harbir S. Chhina	3.0	$12,649,529	(19.46)	In compliance
Alan C. Reid	3.0	$1,499,758	(2.88)	In compliance
J. Drew Zieglgansberger	3.0	$1,403,576	(2.30)	In compliance

Notes:

(1)

The value of beneficial shareholdings was determined using the average weighted purchase price in the case of Common Shares or the average weighted grant price in the case of DSUs. These values do not include Common Shares acquired since December 31, 2019 as a result of Cenovus matching of personal contributions pursuant to the Corporation’s investment plan.

(2)	Messrs. McKenzie, Reid and Zieglgansberger have until April 5, 2023, September 1, 2021 and June 2, 2021, respectively to achieve the guideline of 3.0 times annual base salary.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular, no current or proposed director, executive officer or employee of Cenovus, or any former director, executive officer or employee of Cenovus, or any associate of any of the foregoing, is, or has been at any time during 2019, indebted to Cenovus or any of its subsidiaries, either in connection with the purchase of Cenovus’s securities or otherwise.

Cenovus Energy Inc.	45	2020 Management Information Circular

ADDITIONAL INFORMATION

For those shareholders who cannot attend the Meeting in person, we have made arrangements to provide a live webcast of the Meeting. Details on how shareholders may access the proceedings on the webcast will be found on our website cenovus.com and will also be provided in a news release prior to the Meeting. Our financial information is contained in our audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2019.

According to Canadian law, shareholder proposals can only be considered for the annual meeting of Common shareholders if they are submitted by a specific date. The final date by which Cenovus must receive shareholder proposals for the annual meeting of shareholders of Cenovus to be held in 2021 is December 1, 2020. All proposals should be sent by registered mail to the Corporate Secretary, Cenovus Energy Inc., 225 – 6 Avenue S.W., P.O. Box 766, Calgary, Alberta, Canada, T2P 0M5.

Additional information concerning Cenovus, including financial information provided in our audited consolidated financial statements for the year ended December 31, 2019 and management’s discussion and analysis thereon, is available on the Corporation’s profile on SEDAR at sedar.com and EDGAR at sec.gov, and on our website at cenovus.com. Information on or connected to our website, even if referred to in this Circular, does not constitute part of this Circular. You may also send your request for copies of our financial statements and management’s discussion and analysis to the Corporate Secretary, Cenovus Energy Inc., 225 – 6 Avenue S.W., P.O. Box 766, Calgary, Alberta, Canada, T2P 0M5. Copies will be provided by the Corporation without charge to you.

If you have any questions about the information contained in this Circular or require assistance in completing your proxy form or voting instruction form, please contact our strategic shareholder advisors and proxy solicitation agent, Kingsdale Advisors, toll-free in North America at 1-866-851-4179 or by email at contactus@kingsdaleadvisors.com.

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario M5X 1E2

Call Toll-Free (within Canada): 1-866-851-4179

Call Collect (outside North America): 1-416-867-2272

E-mail: contactus@kingsdaleadvisors.com

The contents and the sending of this Circular have been approved by the Board.

/s/ Gary F. Molnar

Gary F. Molnar

Corporate Secretary

Calgary, Alberta

March 2, 2020

Cenovus Energy Inc.	46	2020 Management Information Circular

SCHEDULE A SUMMARY OF STOCK OPTION PLAN AND ADDITIONAL COMPENSATION PLAN INFORMATION

ADDITIONAL INFORMATION ON THE STOCK OPTION PLAN

Eligibility Approved by shareholders in 2009, our Stock Option Plan was created to provide eligible employees with an incentive to achieve our longer-term objectives, to give suitable recognition to the ability and industry of persons who contribute to our success and to attract and retain persons of experience and ability by providing the opportunity to acquire an increased proprietary interest in Cenovus. Non-employee directors of Cenovus are not eligible to participate in the Stock Option Plan.

Insiders The number of Common Shares reserved for issuance at any time, to or for the benefit of our insiders (as defined in the TSX Company Manual), pursuant to all of our security-based compensation arrangements shall not exceed 10 percent of the number of Common Shares then outstanding, calculated on a non-diluted basis, and the aggregate number of Common Shares issued to insiders pursuant to all of our security-based compensation arrangements, within any one year period, shall not exceed 10 percent of the number of the Common Shares outstanding, calculated on a non-diluted basis.

Administration The HRC Committee is the administrator of the Stock Option Plan, with the authority to interpret its terms and any option agreement thereunder and the discretion to attach tandem stock appreciation rights (“TSARs”) or net settlement rights (“NSRs”) to Options. Subject to regulatory requirements, the terms, conditions and limitations of Options granted under the Stock Option Plan will be determined by the HRC Committee and set out in an option agreement.

Exercise Price The price for Common Shares that may be purchased through the exercise of Options shall be fixed by the HRC Committee for each Option but shall not be less than the “Market Value” of the Common Shares. Effective January 1, 2018, the Board approved an amendment to the definition of “Market Value” so that it is based on a volume weighted average trading price on an exchange for the prior five trading days (provided that at least a board lot of Common Shares has traded) instead of the closing price on the day of exercise. If a board lot has not traded, the average of the bid and ask prices on such a day will be used. This change is consistent with generally accepted governance best practices, including TSX recommendations, as it is considered less sensitive to trading irregularities than using a single trading day closing price. Shareholder approval was not sought for such amendment because it was approved by the Board in accordance with the specific amendments provision of the Stock Option Plan. The exercise price for Options granted prior to January 1, 2018 are to be at least the market price of the Common Shares at the grant date, calculated as the closing price of the Common Shares on the TSX on the last trading day preceding the date on which the option agreement granting the Option is made, or, if the Common Shares shall not have traded that day, on the next preceding day on which Common Shares were traded.

Vesting The HRC Committee has the right to determine at the time of grant whether a particular Option will be exercisable in whole or in part on different dates or for reasons other than the passage of time. Options generally vest 30 percent on the first anniversary, 30 percent on the second anniversary and 40 percent on the third anniversary of the grant.

Expiry Each Option (unless sooner terminated in accordance with the terms, conditions and limitations of the option agreement) shall be exercisable during such period, not exceeding seven years from the date the Option was granted, as the HRC Committee may determine.

TSARs Options may have associated TSARs which entitle the optionholder to surrender the right to exercise his or her Options to purchase a specified number of Common Shares and to receive cash or Common Shares (at our discretion) in an amount equal to the excess of the closing price of the Common Shares on the TSX on the last trading day preceding the date of exercise of the TSAR, over the exercise price for the Options, multiplied by the number of optioned Common Shares surrendered, less applicable withholdings. Where TSARs are exercised, the rights to the underlying Common Shares are forfeited and such number of Common Shares are returned to the Common Shares reserved and available for new Option grants.

Net Settlement Rights NSRs entitle the optionholder, in his or her sole discretion, to surrender the right to exercise the Options to purchase a specified number of Common Shares and to receive, in exchange, Common Shares. The optionholder will receive the number of Common Shares equal in value to the closing price of the Common Shares on the TSX on the last trading day preceding the date of surrender of the Options and contemporaneous exercise of the associated NSRs, less the grant price of the Option then multiplied by the number of Options surrendered, less applicable withholdings.

Cenovus Energy Inc.	A-1	2020 Management Information Circular

- SCHEDULE A -

Adjustments Adjustments will be made to the exercise price of an Option, the number of Common Shares delivered to an optionholder upon exercise of an Option and the maximum number of Common Shares that may at any time be reserved for issuance pursuant to Options granted under the Stock Option Plan in certain circumstances, such as a stock dividend, split, recapitalization, merger, consolidation, combination or exchange of Common Shares or other similar corporate change.

Cessation of Entitlement Upon termination of employment unvested Options and vested Options that are not exercised or surrendered by the end of the Termination Exercise Period shall be forfeited. If a participant retires before attaining the age 60, unvested Options and vested Options that are not exercised or surrendered by the end of the retirement exercise period shall be forfeited. If a participant dies, any unvested Options that do not vest within 12 months of the participant’s date of death shall be forfeited.

Non-Assignable and No Rights as a Shareholder An Option may be exercised only by the optionholder and is not assignable, except on death or incapacitation. Nothing in the Stock Option Plan or in any option agreement confers or will confer on any optionholder any right of a shareholder unless acquired through the exercise of the Option or otherwise through the holding of Common Shares. Nothing in the Stock Option Plan or in any option agreement confers or will confer on any optionholder any right to remain as an employee of Cenovus or any of our subsidiaries.

Blackout Period If the exercise period of an Option expires during, or within ten business days following, a period when Option exercising is prohibited by Cenovus (the “Blackout Period”), then the exercise period of such Option will be extended to the date which is ten business days after the last day of the Blackout Period (the “Blackout Extension Period”), after which time such Option shall expire and terminate.

Amendments –  Board Approval The Board may, at any time and from time to time, amend, suspend, discontinue or terminate the Stock Option Plan in whole or in part; provided, however, no such amendment, suspension, discontinuance or termination may, without the consent of any optionholder, adversely alter or impair the rights under any Option previously granted. Any amendment to be made to the Stock Option Plan is subject to the prior approval of the TSX. The Board has certain power and authority to approve amendments relating to the Stock Option Plan or a specific Option without further approval of the shareholders of Cenovus, examples of which include, but are not limited to:

(i)	extending or, in the event of a change of control, retirement, death or disability, accelerating the terms of vesting applicable to any Option or group of Options;

(ii)	altering the terms and conditions of vesting applicable to any Option or group of Options;

(iii)	changing the termination provisions of the Stock Option Plan or any Option, provided that the change does not provide for an extension beyond the original expiry date of such Option;

(iv)	accelerating the expiry date in respect of an Option;

(v)	determining the adjustment provisions pursuant to the Stock Option Plan (See Adjustments above);

(vi)	amending the definitions contained within the Stock Option Plan and other amendments of a “housekeeping” nature; and

(vii)	amending or modifying the mechanics of exercise of an Option or TSAR.

Amendments – Shareholder Approval Approval by shareholders of Cenovus will be required for amendments that relate to:

(i)	accelerating the terms of vesting applicable to any Option or group of Options other than in the event of a change of control, retirement, death or disability;

(ii)	any increase in the number of Common Shares reserved for issuance under the Stock Option Plan;

(iii)	any reduction in the grant price or cancellation and reissue of Options;

(iv)	any extension of the term of an Option beyond the original expiry date, except as permitted under the Blackout Extension Period;

(v)	any increase to the length of the Blackout Extension Period;

(vi)	the inclusion of non-employee directors, on a discretionary basis, as eligible participants;

(vii)	any allowance for the transferability or assignability of Options other than for estate settlement purposes;

(viii)	amendments to the specific amendment provision of the Stock Option Plan; and

(ix)	amendments required to be approved by shareholders of Cenovus under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

Cenovus Energy Inc.	A-2	2020 Management Information Circular

- SCHEDULE A -

ADDITIONAL INFORMATION REGARDING THE STOCK OPTION PLAN AND OUR EQUITY COMPENSATION PLANS

The following table provides certain details regarding Cenovus’s equity compensation plans as at December 31, 2019:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issuance under option equity compensation plan (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	31,527,591	22.61	25,836,807
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	31,527,591	22.61	25,836,807

The Stock Option Plan is our only compensation plan under which equity securities have been authorized for issuance. As of December 31, 2019, there were an aggregate of 31,527,591 Options outstanding under the Stock Option Plan. As of 2011, Options with net settlement rights only have been granted.

As of March 2, 2020, the number of Common Shares held beneficially by Cenovus directors and executive officers, Common Shares held by employees under Cenovus’s savings plans, together with the total number of Common Shares reserved for issuance under employee optionholdings, amount to approximately 71 million Common Shares, representing approximately 5.52 percent of outstanding Common Shares. In addition, directors, executive officers and employees held 1,368,879 DSUs, 9,302,803 PSUs and 10,898,694 RSUs.

Shares Reserved for Issuance A maximum of 64 million Common Shares have been reserved for issuance under the Stock Option Plan, representing approximately 5.21 percent of the total number of outstanding Common Shares as at December 31, 2019. There were 31,527,591 Options outstanding under the Stock Option Plan and 25,836,807 Options available for grant, representing approximately 2.57 percent and 2.10 percent, respectively, of the total number of outstanding Common Shares as at December 31, 2019. During the year ended December 31, 2019, an aggregate of 3,866,652 Options were granted, representing approximately 0.31 percent of the total number of outstanding Common Shares as at December 31, 2019. Common Shares reserved for previously granted Options that expire or terminate without having been fully exercised may be reserved for a subsequent Option.

Burn Rate for Stock Option Plan for 2017, 2018 and 2019 In 2019, there were 3,866,652 Options granted, which resulted in a burn rate of 0.3147 percent; in 2018, there were 3,949,582 Options granted, which resulted in a burn rate of 0.3214 percent; and in 2017, there were 3,536,708 Options granted, which resulted in a burn rate of 0.3208 percent.

AMENDMENT TO THE STOCK OPTION PLAN

Cashless Exercise The Stock Option Plan was amended by the Board on October 30, 2019, in accordance with the Board’s authority under the plan to amend or modify the mechanics of exercise of an Option, to provide optionholders the ability to effect the cashless exercise (“Cashless Exercise”) of an optionholder’s vested and exercisable Options. Under the amended Stock Option Plan, upon electing a Cashless Exercise, the optionholder shall exercise Options in exchange for the issuance of the number of Common Shares subject to the exercise, which Common Shares will immediately be sold by an arm’s-length third party broker on the stock exchange (the sale will settle two days after execution). Proceeds from the sale will be forwarded to Cenovus to pay the exercise price of the Options, and the balance (less withholding taxes and fees), will be paid as otherwise directed by the optionholder. Pursuant to the Stock Option Plan and other regulatory requirements, no third party approvals were required to give effect to this amendment, which became effective October 30, 2019.

Cenovus Energy Inc.	A-3	2020 Management Information Circular

SCHEDULE B

CORPORATE GOVERNANCE

BOARD OF DIRECTORS – INDEPENDENCE OF BOARD MEMBERS

Our Board is responsible for determining, at least annually, whether or not each director is independent within the meaning set forth in NI 58-101. Generally, the Board considers a director to be independent if that director has no direct or indirect material relationship with the Corporation that could reasonably be expected to interfere with the exercise of the director’s independent judgment. In its review, the Board considers and analyzes the existence, materiality and effect of all relationships of our directors with the Corporation, including business, family and other.

Mr. Daniel, our current Board Chair, is independent, and our Board is currently composed of 12 directors, 11 of whom are independent, including Messrs. Daniel and Thomson who will be retiring from the Board this year and will not stand for re-election. Mr. Keith M. Casey, our new director nominee, is also independent. Mr. Pourbaix, as our President & Chief Executive Officer, is not independent and is the only member of our Board who is also a member of Management. Each committee of the Board, being the Audit Committee, the HRC Committee, the NCG Committee and the Safety, Environment, Responsibility and Reserves Committee (the “SERR Committee”), is composed entirely of independent directors.

At Cenovus, the roles of Board Chair and President & Chief Executive Officer are separate. The Board Chair manages the affairs of the Board, including working with the President & Chief Executive Officer to ensure effective relations among directors, shareholders, other stakeholders and the public. A detailed description of the Board Chair’s key responsibilities is set out in the Chair of the Board of Directors and Committee Chair General Guidelines, which can be found at cenovus.com.

All Board and Committee meetings include a scheduled session with only independent directors and no members of Management present, to further facilitate open and candid discussion among independent directors.

BOARD OF DIRECTORS’ ROLE

The fundamental responsibility of our Board is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value, acting in the best interests of the Corporation and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control. The Board of Directors’ Mandate (the “Board Mandate”) sets out the key responsibilities of our Board in its stewardship and includes the primary responsibilities described below.

Chief Executive Officer Performance Our Board is responsible for appointing the President & Chief Executive Officer and monitoring the President & Chief Executive Officer’s performance against a set of mutually agreed upon corporate objectives directed at maximizing shareholder value.

Strategic Plan Our Board is responsible for the annual review and approval of our strategic plan. Key objectives of the strategic plan, as well as quantifiable operating and financial targets, and systems for the identification, monitoring and mitigation of principal business risks, are incorporated into the strategy review. Our Board discusses and reviews with Management all materials relating to the strategic plan and receives updates from Management on the strategic plan throughout the year. Management is required to seek our Board’s approval for any transaction considered to have a significant impact on our strategic plan.

Each year our Board conducts two separate strategy sessions with Management. The Board discusses with Management high level matters which, with a longer term perspective, may affect our business. The sessions assist Management in its preparations for the development of the annual strategic plan.

Compensation Our Board approves the compensation of the President & Chief Executive Officer and of the executive officers. For a description of the process by which compensation for the Corporation’s named executive officers is determined, see the Compensation Discussion and Analysis section of this Circular.

Risk Management Cenovus is exposed to a number of risks through the pursuit of our strategic objectives. Some of these risks impact the oil and gas industry as a whole and others are unique to our operations. Our Board is responsible for ensuring an adequate system of internal control exists to identify our principal risks, including financial, operational, and reputational risks, and to monitor the process to manage such risks. In accordance with this responsibility, the Board approves our enterprise risk management program, which establishes a systematic process for identifying, measuring, prioritizing and managing risk across Cenovus. All risks are assessed for their potential impact on the achievement of Cenovus’s strategic objectives as well as their likelihood of occurring. Risks are analyzed through the use of a risk matrix and other standardized assessment tools. The Board oversees the implementation of the enterprise risk management program by Management and provides oversight for risk management activities.

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Communications Our Board is responsible for approving communications policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

We provide detailed information on our business, operating and financial results in accordance with our continuous disclosure requirements under applicable securities laws. News releases and other prescribed documents are required to be filed on the electronic database maintained by the CSA known as SEDAR at sedar.com and the database maintained by the SEC known as EDGAR at sec.gov. These documents and other information are also available on our website at cenovus.com.

Our Board receives regular reports from Management on any key issues. Procedures to facilitate feedback from shareholders include the following:

(a)	meetings and communications with shareholders pursuant to the Board Shareholder Communication & Engagement Policy;

(b)	shareholders may send comments via email to investor.relations@cenovus.com;

(c)

a confidential and, where desired, anonymous Integrity Helpline to report concerns by email to integrity.helpline@cenovus.com, by telephone to 1-877-760-6766, or by written correspondence to our corporate offices at 225 – 6 Avenue S.W., P.O. Box 766, Calgary, Alberta, Canada, T2P 0M5; and

(d)	our transfer agent and registrar, Computershare, has a website www.computershare.com/Cenovus and a toll-free number (1-866-332-8898) to assist shareholders.

Shareholders and other interested parties can communicate directly with any director, including our Board Chair, at the following address:

c/o Board of Directors

Cenovus Energy Inc.

225 – 6 Avenue S.W.,

P.O. Box 766,

Calgary, Alberta, Canada T2P 0M5

Expectations of Directors The Board Mandate also sets out the expectations and business duties of the directors, including the expectation for directors to attend all meetings and the responsibility to ensure that Board materials are distributed to all directors in advance of regularly scheduled meetings to allow for sufficient review. Our Board has a Code of Business Conduct & Ethics for directors, officers, employees, contractors and consultants, and monitors compliance with the code, and approves any waivers of the code for officers and directors. For more information on our Code of Business Conduct & Ethics, see Ethical Business Conduct – Code of Business Conduct & Ethics in this Corporate Governance section of this Circular.

Corporate Governance Our Board is responsible for establishing an appropriate system of corporate governance, including policies and practices to ensure the Board functions independent from Management and to ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters. Our Board has established clearly defined limits with respect to Management’s authority. The NCG Committee is responsible for reviewing, reporting and providing recommendations for improvement to our Board with respect to all aspects of corporate governance.

The Board Mandate is set out below and is also available on our website at cenovus.com.

BOARD OF DIRECTORS’ MANDATE

The fundamental responsibility of the Board of Directors (the “Board”) of Cenovus Energy Inc. (“Cenovus” or the “Corporation”) is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control.

Executive Team Responsibility

•	Appoint the Chief Executive Officer (“CEO”) and senior officers, approve their compensation, and monitor the CEO’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

•	In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management’s responsibilities.

•	Ensure that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

•	Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

•	Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.

•	Ensure that a system is in place to identify the principal risks to the Corporation and that the

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best practical procedures are in place to monitor and mitigate the risks.

•	Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

•	Ensure that processes are in place for the Corporation to mitigate environmental impacts, address health and safety matters that may arise with our activities and operate in a manner consistent with recognized standards.

•	Ensure that an adequate system of internal control exists.

•	Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation’s financial and other disclosure.

•	Review and approve the Corporation’s financial statements and oversee the Corporation’s compliance with applicable audit, accounting and reporting requirements.

•	Approve annual operating and capital budgets.

•	Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

•	Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

•	Approve a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

•	Approve a code of business conduct and ethics for directors, officers, employees, contractors and consultants and monitor compliance with the code and approve any waivers of the code for officers and directors.

Board Process/Effectiveness

•	Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

•	Engage in the process of determining Board member qualifications with the Nominating and Corporate Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the
Canadian Securities Administrators and as amended from time to time).

•	Approve the nomination of directors.

•	Provide a comprehensive orientation to each new director.

•	Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

•	Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

•	Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

•	Review and re-assess the adequacy of the Audit Committee Mandate on a regular basis, but not less frequently than on an annual basis.

•	Review the adequacy and form of the directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

•	Each member of the Board is expected to understand the nature and operations of the Corporation’s business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation invests, or is contemplating potential investment.

•	Independent directors shall meet regularly, and in no case less frequently than quarterly, without non-independent directors and management participation.

•	In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation’s By-Laws, applicable policies and practices and other statutory and regulatory obligations, such as approval of dividends, issuance of securities, etc., is expected.

POSITION GUIDELINES

The Board has approved general guidelines for the President & Chief Executive Officer, the Board Chair and the Chairs of each Board committee, which are each available on our website at cenovus.com.

President & Chief Executive Officer The President & Chief Executive Officer’s fundamental responsibility is the general direction and management of the business and affairs of Cenovus, in accordance with the corporate strategy and objectives approved by the Board and within the authority limitation delegated by the Board. Our Board is responsible for monitoring the President & Chief Executive Officer’s performance against mutually agreed upon corporate objectives directed at maximizing shareholder value. For additional information, see the Compensation Discussion and Analysis section of this Circular.

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Board Chair The fundamental responsibility of the Board Chair is to effectively manage the affairs of the Board, ensuring it is properly organized, functions effectively and meets its obligations and responsibilities, including those relating to corporate governance matters.

Committee Chairs The fundamental responsibility of the Chair of any Board committee is to effectively manage the duties of the committee, ensuring that it is properly organized, functions effectively and meets its obligations and responsibilities.

BOARD ASSESSMENT AND RENEWAL

We have processes in place for assessing and renewing our Board. Board assessment involves established practices for the regular evaluation of the effectiveness of the Board, Board committees and each director. Board renewal entails procedures for identifying skills, expertise and experience that are required to effectively manage Cenovus’s business activities and processes to identify, evaluate and recommend qualified candidates to the Board.

The NCG Committee is responsible for assessing the effectiveness and contribution of our Board, Board committees and individual directors. As part of its process, the Board Chair meets periodically with each director to discuss the effectiveness of our Board, Board committees and each director. To assist the Chair in the review, each director is required to complete an anonymous effectiveness questionnaire annually as well as periodic self and peer evaluation forms. The assessments include a review of an individual director’s knowledge, skills, experience and meaningful contributions, as well as considering the strengths that each director’s age, gender, Aboriginal identity, disability, ethnicity and other distinctions, bring to the Board. The Board has a policy of retaining an external third-party to administer the Board effectiveness evaluation at least every three years. The first externally administrated assessment was conducted by Deloitte LLP in 2017.

The Chair of the NCG Committee also meets periodically with the Board Chair to discuss his effectiveness as Chair and as a member of our Board. The NCG Committee assesses the adequacy of information given to directors, communication between our Board and Management and the processes of our Board and Board committees.

The NCG Committee recommends to our Board any changes that would enhance the performance of our Board based on all of the NCG Committee’s assessments.

The ongoing process of Board composition review and renewal involves the use of a skills matrix, which helps the NCG Committee and the Board identify any gaps in the skills, expertise and industry experience identified as being most important to Cenovus following a review of recommended best practices, the Board Mandate, the Board Diversity Policy, Cenovus’s long-term plan and peer group disclosure.

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KEY SKILLS AND EXPERIENCE

The following table summarizes the key skills and experience of each director.

Skills & Experience	Keith M. Casey(1)	Susan F. Dabarno	Patrick D. Daniel(2)(3)	Jane E. Kinney	Harold N. Kvisle	Steve F. Leer	M. George Lewis	Keith A. MacPhail	Richard J. Marcogliese	Claude Mongeau	Alexander J. Pourbaix(4)	Wayne G. Thomson(3)	Rhonda I. Zygocki	Total Directors(1)(3) (#)
	Director													
Senior Level Oil & Gas Industry Experience	✓		✓		✓			✓	✓		✓	✓	✓	8
Executive Officer Experience	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓		✓	11
Strategic Planning & Execution	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	All
Operations & Resource Development			✓		✓			✓	✓			✓	✓	6
Refining	✓				✓				✓					3
Marketing & Transportation	✓		✓		✓	✓		✓		✓	✓			7
Financial, Accounting & Capital Markets	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓	✓	12
Risk Management	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	All
Human Resources, Compensation & Organizational Management	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	All
Government & Stakeholder Relations	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	All
Governance	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	12
Safety, Environment & Health	✓		✓		✓	✓	✓	✓	✓	✓	✓	✓	✓	11
Committee Membership														
Audit		●	●	●	●					Chair		●		6
Human Resources and Compensation			●			●	●	●	●				Chair	6
Nominating and Corporate Governance		●	●		●	Chair	●						●	6
Safety, Environment, Responsibility and Reserves			●	●				●	●	●		Chair		6

Notes:

(1)	Mr. Casey is not currently a member of the Board and therefore has not been appointed as a member of any committee of the Board.
(2)

As Board Chair, Mr. Daniel serves as an ex officio non-voting member of the Audit Committee, the HRC Committee, the NCG Committee, and the SERR Committee, by standing invitation, and may vote when necessary to achieve quorum.

(3)	Messrs. Daniel and Thomson are retiring from the Board and will not stand for re-election.
(4)	As a member of Management, Mr. Pourbaix does not serve on any standing committee of the Board.

The NCG Committee maintains an active program to consider potential director candidates to further progress Board renewal at Cenovus. The NCG Committee and the Board recognize the benefit that new perspectives, ideas and business strategies can offer and support periodic Board renewal. The NCG Committee and the Board also recognize that a director’s experience and knowledge of Cenovus’s business is a valuable resource. Accordingly, to balance the benefit of experience and the need for renewal and new perspectives, the Board has established a 12-year term limit for non-executive directors under its Board Term Limit Policy. The Board Term Limit Policy gives the Board the discretion to recommend that a non-executive director’s term be extended, or to request the resignation of a non-executive director before the expiration of the 12-year limit.

Director Nominee Identification Process

The NCG Committee is comprised exclusively of independent directors and assists the Board in carrying out its responsibilities with respect to corporate governance and nomination issues by reviewing such issues and making recommendations to the Board as appropriate.

One of the NCG Committee’s most important responsibilities is to identify, evaluate and recommend candidates for the Board. The NCG Committee receives and evaluates suggestions for candidates from individual directors and the

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President & Chief Executive Officer. The NCG Committee also has the authority to retain search firms for the purpose of identifying appropriate director candidates for consideration and may, upon approval by a majority of its members, engage any outside resources deemed advisable.

The Board believes that its membership should be composed of highly qualified directors who demonstrate integrity and suitability for overseeing Management. Accordingly, all Board appointments are made on merit, in the context of the skills, expertise, experience and independence which the Board as a whole requires to be effective. Cenovus recognizes and embraces the benefits of having a diverse Board which includes and makes good use of differences in skills, expertise and industry experience, and whose membership is inclusive of varying genders, visible minorities, Aboriginal peoples, persons with disabilities, varying ages and other distinctions between directors. Accordingly, consistent with the Board Diversity Policy, the NCG Committee considers these differences in determining the optimum composition of the Board and aims to balance them appropriately.

The NCG Committee reviews the skills matrix which illustrates the skills, expertise and industry experience identified as being most important to Cenovus that are possessed by directors currently standing for election, as well as diversity criteria and other distinctions between such directors, as part of the annual performance evaluation of the effectiveness of the Board, Board committees and individual directors and when identifying suitable candidates for appointment to the Board.

DIVERSITY

Cenovus recognizes and embraces the benefits of having a diverse Board. A truly diverse Board will include and make good use of different skills, expertise, industry experience, and is one whose membership is inclusive of varying genders, visible minorities, Aboriginal peoples, persons with disabilities, varying ages and other distinctions between directors. The below graphs provide a snapshot of the diversity of our Board as of March 2, 2020:

In February 2020, the Board revised the Board Diversity Policy (available on our website at cenovus.com) to reflect the Company’s commitment to these principles. The Board Diversity Policy recognizes the contribution that diversity makes to prudent decision-making and strategic thinking and includes a commitment to identify and nominate candidates for director who are highly qualified based on their skills, expertise and experience and to consider diversity criteria, including gender, Aboriginal identity, disability, ethnicity, age and other distinctions between directors, when determining the optimum composition and evaluating the effectiveness of the Board. The Board

Diversity Policy includes an aspirational target to have at least 40 percent of independent directors be represented by women, Aboriginal peoples, persons with disabilities and members of visible minorities (together, “Designated Groups”), with at least three independent members of the Board being women, by 2025. The Board Diversity Policy also commits the Board to periodically, but at least once every five years, review the policy and the effectiveness of its implementation, consider the need for a renewal program intended to achieve what the Board believes to be a then-desirable distribution of skills, expertise, industry experience, independence, age, gender, Aboriginal identity, disability, ethnicity and

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other distinctions and, if deemed necessary, embark upon a program to effect concomitant changes in Board composition. Based upon its experience in candidate searches, the NCG Committee believes that such changes can be made over reasonable and appropriate periods of time.

In 2015, we established an aspirational target to have at least one-third of the independent members of the Board be women by 2020. As of the date of this Circular, three of our eleven independent directors are women. Following the Meeting, should all director nominees be elected, we will have attained our 2015 goal of having at least one-third of the independent members of the Board be women by 2020.

The NCG Committee recognizes that achieving the aspirational target is reliant on external factors such as availability of interested and qualified candidates, the number of directorships to fill, and potential macro-events that may determine the skills, expertise and experience the Board requires. While diversity is an important and valuable consideration in assessing potential candidates for appointment to the Board, all appointments are made on merit in the context of the skills, expertise and experience the Corporation requires. Additionally, the Board recognizes the importance of having the flexibility to appoint qualified candidates when they are available and as a result cannot commit to selecting a candidate where diversity is a decisive factor above all other considerations.

The Board continues to engage in an active Board renewal process, led by the NCG Committee, and has engaged the services of an external search firm for identification of potential candidates. There has been a specific focus in the search process on identifying well qualified female candidates and acquiring the skills, expertise and experience the Corporation requires as its business and business environment evolves. New focus will be on identifying well qualified candidates who self-identify as Aboriginal peoples, persons with disabilities and members of visible minorities, with the skills, expertise and experience that are key for the Board to perform its duties. The NCG Committee and the Board are satisfied that all of the new director candidates selected as part of this Board renewal process have been the right candidates for the Board based on the skills, expertise and experience the Corporation requires.

Consideration Given to the Representation of Designated Groups in Executive Officer Appointments One of the fundamental responsibilities of our Board is to appoint a competent executive team and to oversee the management of the business. The Board recognizes the importance of diversity, including gender,

Aboriginal identity, disability and ethnicity, and is committed to identifying and appointing executive officers who are highly qualified based on their skills, expertise and industry experience and considering diversity criteria, including gender, Aboriginal identity, disability, ethnicity, age and other distinctions, when appointing executive officers. All of such factors are considered with the intention of ensuring that our executive team has the varying skills, expertise and industry experience necessary in order to be effective.

Targets Regarding the Representation of Designated Groups on the Board and in Executive Officer Positions Cenovus is committed to diversity on its Board and in executive officer positions, and its obligations under its Board Diversity Policy. The Board has adopted an aspirational target to have at least 40 percent of independent directors be represented by Designated Groups, with at least three independent members of the Board being women, by 2025. While diversity is an important and valuable consideration in assessing potential candidates for appointment to the Board and to executive officer positions, all appointments are made on merit in the context of the skills, expertise and experience the Corporation requires. Additionally, the importance of having the flexibility to appoint qualified candidates when they are available means that Cenovus cannot commit to selecting a candidate whose gender, Aboriginal identity, disability or ethnicity is a decisive factor above all other considerations. As a result, Cenovus has not adopted any formal targets to be achieved by a specified date for representation of women, Aboriginal peoples, persons with disabilities or members of visible minorities for the composition of the executive suite, on an individual or cumulative basis.

Gender Diversity on the Board and in Executive Officer Positions As at December 31, 2019, three of twelve (25 percent) of the Board members and one of nine (11 percent) of the executive officers of the Corporation are women. Since 2015, when Cenovus first adopted its Board Diversity Policy, the number of female Board members has increased from one (11 percent of the Board as of December 31, 2014). One additional woman was elected to the Board in 2019. No additional women were appointed as executive officers in 2019.

Aboriginal Diversity on the Board and in Executive Officer Positions As at December 31, 2019, zero of twelve (zero percent) of the Board members and zero of nine (zero percent) of the executive officers of the Corporation self-identify as Aboriginal peoples.

Ethnic Diversity on the Board and in Executive Officer Positions As at December 31, 2019, zero of twelve (zero percent) of the Board members and

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one of nine (11 percent) of the executive officers of the Corporation self-identify as members of visible minorities.

Disability Diversity on the Board and in Executive Officer Positions As at December 31, 2019, one of twelve (eight percent) of the Board members and zero of nine (zero percent) of the executive officers of the Corporation self-identify as persons with disabilities.

ORIENTATION AND CONTINUING EDUCATION OF DIRECTORS

The NCG Committee is responsible for implementing procedures for the orientation and education of new Board members concerning their role and responsibilities and for the continued development of existing members of our Board.

Orientation We have a formal program for new directors regarding, among other things, the role of the Board, its committees and directors and the nature and operation of our business. It includes a series of interviews and orientation sessions with senior management, including overviews of major producing properties and areas of operations. As part of the formal orientation, new directors meet with each Cenovus Leadership Team member to overview the Corporation’s business. In addition to the formal program, new members to our Board are encouraged to conduct their own due diligence through independent meetings with our Board Chair, our President & Chief Executive Officer or any other director they may choose. Directors are also provided with opportunities throughout the year to meet with Management for informal question and answer discussions.

Continuing Education We provide continuing education opportunities for all directors so that individual directors can enhance their skills as directors and strengthen their understanding of our business environment. Opportunities during 2019 included the following:

•	In April, directors attended a Market Risk Management and Hedging Workshop presented by Cenovus staff. All independent Board members were in attendance.

•	In July, directors attended an Information Technology Strategy Workshop presented by Cenovus staff. All independent Board members were in attendance.

•	In October, directors attended a Safety, Environment, Responsibility and Reserves Tour of our Bruderheim facilities. All independent Board members were in attendance. In addition, directors attended a Cybersecurity Workshop presented by Cenovus staff. All Board members were in attendance.

In addition to ongoing internal continuing education programs, directors have the opportunity to attend external educational programs to assist in their development as a director. All such external programs are approved by the Board Chair.

ETHICAL BUSINESS CONDUCT

We have a set of guiding principles and values outlining the basis on which we operate as a high performance, principled corporation. These principles and values, in conjunction with our Corporate Responsibility Policy, establish our commitment to conducting business ethically and legally. The President & Chief Executive Officer, in accordance with his position guidelines, fosters a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility.

Code of Business Conduct & Ethics The Code of Business Conduct & Ethics applies to all directors, officers, employees, contractors and service providers. The Code of Business Conduct & Ethics was recently significantly updated to include a message from the President & Chief Executive Officer and content about our values and reputation, responsible information use, acting with integrity, compliance, non-retaliation and resources available for reporting concerns or suspected violations. All of our directors, officers and employees are asked to review the Code of Business Conduct & Ethics and confirm on an annual basis that they understand their individual responsibilities and agree to its requirements. Contractors and service providers are also required to familiarize themselves annually with Cenovus’s business conduct policies. Any waiver of the Code of Business Conduct & Ethics for officers or directors may only be made by our Board and will be promptly disclosed to shareholders as required by law. The Code of Business Conduct & Ethics is available on our website at cenovus.com and also on our SEDAR profile at sedar.com.

Investigations Practice We have an Investigations Practice to provide an effective, consistent and appropriate procedure by which all incidents that potentially violate our policies or practices, or are potential violations under statutes, regulations, rules and policies applicable to us, are properly received, reviewed, investigated, documented and brought to appropriate resolution. For this purpose, the Investigations Committee conducts, reviews and oversees investigations. The Investigations Committee also refers violations related to any accounting, internal accounting controls or auditing matters to the Audit Committee. The applicable Board committees, including specifically the Audit Committee, receive quarterly summaries on the nature and status of ongoing investigations and the resolutions of any investigations since the previous

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report. These Board committees will report any significant or material investigations to our Board.

Integrity Helpline We have an Integrity Helpline which provides an additional avenue for stakeholders to communicate concerns about how we conduct our business. Concerns can be reported to the Integrity Helpline orally or in writing and may be made confidentially or anonymously. Concerns reported through the Integrity Helpline relating to violations of policies or practices are handled in accordance with the Investigations Practice. A report of investigations and Integrity Helpline complaints, which preserves confidentiality and anonymity, is prepared on a quarterly basis and provided to the applicable Board committees at regularly scheduled Board committee meetings.

Conflicts of Interest In addition to the statutory obligations of directors to address conflict of interest matters, we have established a protocol to assist our executive team in managing in advance any potential conflicts of interest that may impact individual directors. The protocol requires an executive team member to confirm an individual director’s potential conflict with the President & Chief Executive Officer, provide advice to the Board Chair for advance notice to the affected director, ensure the portion of written reference material which gives rise to a conflict is excluded from the pre-meeting distribution to the affected director and, with respect to the particular item in question, recommend directly to the affected director that he or she abstain from participating in the meeting or excuse himself or herself from the meeting.

Policy on Disclosure & Employee Trading We have a policy on disclosure and employee trading that governs the conduct of all staff, contractors, consultants and directors and restricted trading and insider guidelines for directors and senior officers.

OTHER PUBLIC COMPANY BOARD MEMBERSHIPS

Our Board has not adopted a formal policy limiting the number of outside directorships of our directors. However, our Audit Committee Mandate specifies that directors may not simultaneously serve on the audit committees of more than two other public companies unless the Board first determines such service will not impair the ability of the director to effectively serve on our Audit Committee.

The table below sets out the other reporting issuers for which Cenovus directors and director nominees serve as directors as at March 2, 2020, and the stock exchange on which such issuers are listed.

Director / Nominee	Reporting Issuer	Stock Exchange(s)
Keith M. Casey(1)	None	-
Susan F. Dabarno	Manulife Financial Corporation	TSX, NYSE, Philippine Stock Exchange
Patrick D. Daniel(2)	Canadian Imperial Bank of Commerce	TSX, NYSE
Jane E. Kinney	Intact Financial Corporation	TSX
Harold N. Kvisle	ARC Resources Ltd.	TSX
	Finning International Inc.	TSX
Steven F. Leer	Norfolk Southern Corporation	NYSE
	Parsons Corporation	NYSE
M. George Lewis	Legal & General Group plc	London Stock Exchange
Keith A. MacPhail	Bonavista Energy Corporation	TSX
	NuVista Energy Ltd.	TSX
Richard J. Marcogliese	Delek US Holdings, Inc.	NYSE
Claude Mongeau	Norfolk Southern Corporation	NYSE
	The Toronto-Dominion Bank	TSX, NYSE
Alexander J. Pourbaix	Canadian Utilities Limited	TSX
Wayne G. Thomson(2)	None	-
Rhonda I. Zygocki	None	-

Notes:

(1)	Mr. Casey is a new director nominee.
(2)	Messrs. Daniel and Thomson will be retiring from the Board and will not stand for re-election at the Meeting.

Interlocking Board Memberships

The Board considers it to be a good governance practice to avoid interlocking relationships, if possible. The Board examines each situation on its own merits with a view to examine material relationships which may affect independence. The following table shows the only interlocking board membership between our directors.

Company	Interlocking Directorship	Interlocking Committee Membership
Norfolk Southern Corporation	Steven F. Leer	Compensation Committee
	Claude Mongeau	Compensation Committee

Cenovus Energy Inc.	B-9	2020 Management Information Circular

- SCHEDULE B -

As at March 2, 2020, Mr. Leer and Mr. Mongeau are both members of the board of directors and compensation committee of Norfolk Southern Corporation. The Board has determined that these interlocking memberships do not impair the ability of either of Mr. Leer or Mr. Mongeau to exercise independent judgment as members of the Board.

DIRECTOR MEETING ATTENDANCE

The attendance record of each individual who served as a member of the Board in 2019 for all Board meetings and meetings of standing committees of the Board held in 2019 is set out below.

Director	Board	Audit Committee	Human Resources and Compensation Committee	Nominating and Corporate Governance Committee	Reserves Committee(1)	Safety, Environment, Responsibility and Reserves Committee(1)	Total
Susan F. Dabarno(2)	7/7	5/5	N/A	5/5	2/2	N/A	19/19 100%
Patrick D. Daniel(3)	7/7	4/5	4/4	5/5	2/2	4/4	26/27 96%
Jane E. Kinney (4)	4/4	3/3	N/A	N/A	N/A	3/3	10/10 100%
Harold N. Kvisle(5)	7/7	5/5	N/A	5/5	N/A	1/1	18/18 100%
Steven F. Leer(6)	7/7	N/A	4/4	5/5	2/2	N/A	18/18 100%
M. George Lewis(7)	2/2	N/A	2/2	2/2	N/A	N/A	6/6 100%
Keith A. MacPhail(8)	7/7	N/A	4/4	2/2	2/2	3/3	18/18 100%
Richard J. Marcogliese	7/7	N/A	4/4	N/A	N/A	4/4	15/15 100%
Claude Mongeau(9)	7/7	5/5	N/A	2/2	N/A	4/4	18/18 100%
Alexander J. Pourbaix(10)	7/7	N/A	N/A	N/A	N/A	N/A	7/7 100%
Charles M. Rampacek(11)	3/3	N/A	2/2	N/A	N/A	1/1	6/6 100%
Colin Taylor(11)	3/3	2/2	N/A	N/A	2/2	N/A	7/7 100%
Wayne G. Thomson(12)	7/7	5/5	N/A	N/A	2/2	3/3	17/17 100%
Rhonda I. Zygocki(13)	7/7	N/A	4/4	3/3	N/A	1/1	15/15 100%
Total Meeting Attendance (%)	100%	97%	100%	100%	100%	100%	-
Board and Committee Overall Meeting Attendance:							200/201 99%

Notes:

(1)

The Reserves Committee was dissolved by the Board as of April 24, 2019. The Safety, Environment and Responsibility Committee adopted the Reserves Committee mandate and any responsibilities thereunder as of the same date, and its name was subsequently changed to the Safety, Environment, Responsibility & Reserves Committee to reflect this change in responsibilities.

(2)	Ms. Dabarno was a member of the Reserves Committee until April 24, 2019, when it was dissolved.
(3)

As Board Chair, Mr. Daniel serves an ex officio non-voting member of the Audit Committee, the HRC Committee, the NCG Committee, the Reserves Committee (until its dissolution) and the SERR Committee, by standing invitation, and may vote when necessary to achieve quorum. Cenovus holds concurrent Board and committee meetings, and as a result Mr. Daniel was unable to attend one of the scheduled Audit Committee meetings as he was attending the HRC Committee meeting scheduled for the same time.

(4)

Ms. Kinney was first elected as a director on April 24, 2019 and was appointed a member of the Safety, Reserves and Environment Committee (now the SERR Committee) as of the same date. Ms. Kinney was appointed a member of the Audit Committee on June 1, 2019.

(5)	Mr. Kvisle was a member of the Safety, Environment and Responsibility Committee until April 24, 2019.
(6)	Mr. Leer was a member of the Reserves Committee until April 24, 2019, when it was dissolved.
(7)

Mr. Lewis was appointed a director on July 24, 2019. He was appointed a member of the HRC Committee and the NCG Committee as of the same date. Mr. Lewis attended the July 24, 2019 meetings of the Board and the NCG Committee as an invited guest (the HRC Committee did not meet on July 24, 2019).

(8)

Mr. MacPhail was a member of the NCG Committee and the Reserves Committee (until its dissolution) until April 24, 2019 and was appointed a member of the Safety, Reserves and Environment Committee (now the SERR Committee) as of the same date.

(9)	Mr. Mongeau was a member of the NCG Committee until April 24, 2019 and became Chair of the Audit Committee as of the same date, following Mr. Taylor’s retirement from the Board.
(10)	As a member of Management, Mr. Pourbaix does not serve on any standing committee of the Board.
(11)	Messrs. Rampacek and Taylor retired from the Board on April 24, 2019.
(12)

Mr. Thomson was Chair of the Reserves Committee (until its dissolution) until April 24, 2019 and was appointed Chair of the Safety, Reserves and Environment Committee (now the SERR Committee) as of the same date, following Mr. Rampacek’s retirement from the Board.

(13)	Ms. Zygocki was a member of the Safety, Environment and Responsibility Committee until April 24, 2019 and became a member of the NCG Committee as of the same date.

Cenovus Energy Inc.	B-10	2020 Management Information Circular

- SCHEDULE B -

BOARD COMMITTEES

The standing committees assist the Board with fulfilling its fundamental responsibilities including oversight of management of the business with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control. Each of the standing committees are comprised exclusively of independent directors. A brief summary of the committees’ duties that support the Board in accomplishing its responsibilities follows.

Committee Memberships

The following table identifies the standing committees of the Board and the members of each committee as at March 2, 2020:

Standing Committees
Director	Audit Committee (6 members)	Human Resources and Compensation Committee (6 members)	Nominating and Corporate Governance Committee (6 members)	Safety, Environment, Responsibility and Reserves Committee (6 members)
Susan F. Dabarno	✓		✓
Patrick D. Daniel(1)	✓	✓	✓	✓
Jane E. Kinney	✓			✓
Harold N. Kvisle	✓		✓
Steven F. Leer		✓	Chair
M. George Lewis		✓	✓
Keith A. MacPhail		✓		✓
Richard J. Marcogliese		✓		✓
Claude Mongeau	Chair(2)			✓
Alexander J. Pourbaix(3)	-	-	-	-
Wayne G. Thomson	✓			Chair
Rhonda I. Zygocki		Chair	✓
Number of Meetings in 2019:	5	4	5	4

Notes:

(1)

As Board Chair, Mr. Daniel is an ex officio non-voting member of the Audit Committee, the HRC Committee, the NCG Committee and the SERR Committee, by standing invitation, and may vote when necessary to achieve quorum.

(2)	Mr. Mongeau was appointed Chair of the Audit Committee on April 24, 2019, following Mr. Taylor’s retirement from the Board.
(3)	As a member of Management, Mr. Pourbaix is not a member of any standing committee of the Board.

Description of Committees and Mandates

Audit Committee

The Audit Committee is responsible for overseeing and reviewing Cenovus’s risk management framework and Management’s identification of significant financial risks or exposures.

Members Claude Mongeau (Chair), Susan F. Dabarno, Jane E. Kinney, Harold N. Kvisle and Wayne G. Thomson. Patrick D. Daniel is an ex officio non-voting member of the Audit Committee. The Audit Committee is comprised exclusively of independent directors and assists the Board in carrying out its responsibilities with respect to financial oversight.

The Audit Committee reviews our risk management framework and Management’s identification of significant financial risks or exposures and meets regularly to review reports and discuss significant risk areas with internal and external auditors.

The Audit Committee’s primary duties and responsibilities are to oversee and monitor the effectiveness and integrity of our accounting and financial reporting processes, financial statements and system of internal controls regarding accounting and financial reporting compliance, oversee audits of our financial statements, review and evaluate our risk management framework and related processes, including the supporting guidelines and practice documents, review and approve Management’s identification of principal financial risks and monitor the process to manage such risks, oversee and monitor our compliance with legal and regulatory requirements, oversee and monitor the qualifications, independence and performance of our external auditor and internal auditing group, provide an avenue of communication among the external auditor, Management, the internal auditing group and the Board, and report to the Board regularly.

Cenovus Energy Inc.	B-11	2020 Management Information Circular

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The Audit Committee Mandate requires all members to be financially literate, as defined in National Instrument 52-110 Audit Committees. In particular and in accordance with SEC requirements, at least one member (“audit committee financial expert”) shall have demonstrated through relevant experience:

•	an understanding of accounting principles and financial statements;

•	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

•	understanding and knowledge regarding preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our financial statements, or experience actively supervising one or more persons engaged in such activities;

•	an understanding of internal controls and procedures for financial reporting; and

•	an understanding of Audit Committee functions.

Claude Mongeau, Susan F. Dabarno, Jane E. Kinney and Wayne G. Thomson have been determined by the Board to be audit committee financial experts.

Audit Committee members are not permitted to simultaneously serve on the audit committee of more than two other public companies, unless the Board first determines that such simultaneous service will not impair the ability of the relevant members to effectively serve on our Audit Committee, and required public disclosure is made.

Audit Quality The Audit Committee oversees and monitors the qualifications, independence and performance of our external auditor. In 2019, the Audit Committee conducted a comprehensive review of Cenovus’s external auditor, PricewaterhouseCoopers LLP, to ensure audit quality as required by the Audit Committee’s Mandate. The comprehensive review was prepared in accordance with guidance published by Chartered Professional Accountants Canada, the Institute of Corporate Directors and the Canadian Public Accountability Board. The review covered the period from January 1, 2015 to December 31, 2019 to and focused on the following key factors affecting audit quality:

•	independence, objectivity and professional skepticism of the external auditor;

•	quality of the external auditor’s engagement team; and

•	quality of the communications and interactions between the Audit Committee and the external auditor.

The comprehensive review was completed and reported on in early 2020 and the Audit Committee determined it was satisfied with the audit quality provided by PricewaterhouseCoopers LLP.

In 2019, the Audit Committee oversaw the external audit partner rotation process. Effective upon the release of the consolidated financial statements of Cenovus for the year ended December 31, 2019 and the auditor’s report thereon, the audit partner responsible for Cenovus’s audit shall retire and the new designated audit partner with significant industry experience, will commence. In accordance with applicable requirements, the audit partner is rotated at least every five years.

For further information about our Audit Committee and our Audit Committee Mandate, please see the Audit Committee section of our Annual Information Form for the year ended December 31, 2019, filed on SEDAR at sedar.com and available on our website at cenovus.com.

The Audit Committee Mandate is available on our website at cenovus.com.

Human Resources and Compensation Committee

The HRC Committee assists the Board in carrying out its responsibilities in respect of senior management succession planning, senior management development and Management’s performance. The HRC Committee also assists the Board in carrying out its fiduciary responsibilities in reviewing pension matters and overseeing the investment management of saving and investment plans.

Members Rhonda I. Zygocki (Chair), Steven F. Leer, M. George Lewis, Keith A. MacPhail and Richard J. Marcogliese. Patrick D. Daniel is an ex officio non-voting member of the HRC Committee. The HRC Committee is comprised exclusively of independent directors.

The HRC Committee provides recommendations to our Board on senior management succession planning, on senior management development and on the performance of Management. Annually, the HRC Committee measures Management’s performance and total compensation against the combined set of objectives comprised in our annual budget and our strategic plan. Our Board supports Management’s commitment to training and developing all employees.

The HRC Committee’s primary duties and responsibilities are to assist the Board in carrying out its responsibilities by reviewing compensation and human resources matters in support of the achievement of our business strategy and making recommendations to the Board, as appropriate. In particular, the HRC Committee is responsible for

Cenovus Energy Inc.	B-12	2020 Management Information Circular

- SCHEDULE B -

reviewing and approving corporate goals and objectives relevant to President & Chief Executive Officer compensation, evaluating the President & Chief Executive Officer’s performance against those goals and objectives and making recommendations to the Board with respect to the President & Chief Executive Officer’s compensation. The HRC Committee also assists the Board in carrying out its fiduciary responsibilities in reviewing pension matters and overseeing the investment management of our savings and investment plans.

Succession Planning The HRC Committee oversees succession planning for senior management at Cenovus. No less than annually, the HRC Committee, the President & Chief Executive Officer and the Senior Vice-President, Corporate Services, devote significant time to reviewing the performance of the senior leadership team and talent management activities, particularly succession plans and the internal talent pool, as well as planning for retirements and illness, disability and other unscheduled absences. This includes long-term planning for executive development and succession to ensure leadership sustainability and continuity.

The HRC Committee Mandate is available on our website at cenovus.com.

Nominating and Corporate Governance Committee

The NCG Committee assists the Board in carrying out its responsibilities with respect to corporate governance, including issues or principles related to risk governance, Board composition and nomination issues, director compensation and minimum shareholding guidelines for directors, by reviewing such issues and making recommendations to the Board as appropriate.

Members Steven F. Leer (Chair), Susan F. Dabarno, Harold N. Kvisle, M. George Lewis and Rhonda I. Zygocki. Patrick D. Daniel is an ex officio non-voting member of the NCG Committee. The NCG Committee is comprised exclusively of independent directors.

Director Nomination The NCG Committee’s primary duties and responsibilities are to identify individuals qualified to become Board members, recommend to the Board proposed nominees for election to the Board at the next annual meeting of shareholders and develop and recommend to the Board corporate governance principles applicable to Cenovus. For more information on nomination of directors, see the Corporate Governance – Board Assessment and Renewal section of this Circular.

Board Assessments The NCG Committee oversees the evaluation and assessment of the effectiveness and contribution of our Board as a whole, the Board committees and individual directors, including the

Board Chair. For more information on our Board assessments and related processes, see the Corporate Governance – Board Assessment and Renewal section of this Circular.

Director Compensation The NCG Committee’s mandate includes the responsibility to assist the board in reviewing and maintaining the directors’ compensation program, together with directors’ share ownership guidelines and any related disclosure. For more information on directors’ compensation, see the Director Compensation section of this Circular.

Review of Governance Practices The NCG Committee also considers, develops and recommends corporate governance issues or principles for review, discussion or action by the Board or a Board committee, as appropriate. The NCG Committee reviews the mandates of Board committees on a periodic basis and makes recommendations, as appropriate, to the Board. The NCG Committee also monitors best practices among major Canadian and U.S. companies to help ensure we adhere to high standards of corporate governance.

The NCG Committee Mandate is available on our website at cenovus.com.

Safety, Environment, Responsibility and Reserves Committee

The SERR Committee assists the Board in carrying out its oversight of responsibilities in respect of developing and implementing policies, standards and practices regarding corporate responsibility, which take into account, among other things, safety, social, environmental, ethical and economic considerations, and in respect of overseeing the evaluation and disclosure of Cenovus’s oil and gas reserves and resources.

Members Wayne G. Thomson (Chair), Jane E. Kinney, Keith A. MacPhail, Richard J. Marcogliese and Claude Mongeau. Patrick D. Daniel is an ex officio non-voting member of the SERR Committee. The SERR Committee is comprised exclusively of independent directors.

In fulfilling its mandate, the SERR Committee’s primary duties and responsibilities are to review, report and make recommendations to the Board with respect to our policies, standards and practices regarding corporate responsibility and our commitment to the integration into our affairs of the principles set forth in our Corporate Responsibility Policy, including safety, social, environmental, ethical and economic considerations; to review our procedures relating to the disclosure of information with respect to oil and gas activities (as defined in National Instrument 51-101 Standards for Disclosure of Oil and Gas Activities); to annually review the selection of the independent qualified

Cenovus Energy Inc.	B-13	2020 Management Information Circular

- SCHEDULE B -

reserves evaluators appointed to report to the Board on our oil and gas activities; to annually review and approve the expected fees of the independent qualified reserves evaluators; and to review our annual reserves data prior to public disclosure.

The SERR Committee Mandate and our Corporate Responsibility Policy are available on our website at cenovus.com.

Cenovus Energy Inc.	B-14	2020 Management Information Circular

ADVISORY

Forward-Looking Information

This Circular contains forward-looking statements and other information (collectively “forward-looking information”) about Cenovus’s current expectations, estimates and projections, made in light of the Corporation’s experience and perception of historical trends. This forward-looking information is identified by words such as “achieving”, “aim”, “align”, “ambition”, “attain”, “believe”, “commitment”, “committed”, “continue”, “drive”, “ensure”, “expect”, “focus”, “future”, “goal”, “intended” “may”, “opportunity”, “plan”, “position”, “potential”, “reduce”, “strategy”, “target”, “will” or similar expressions and includes suggestions of future outcomes. Readers are cautioned not to place undue reliance on forward-looking information as the Corporation’s actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include assumptions disclosed in Cenovus’s current guidance, available at cenovus.com and other risks and uncertainties that could cause Cenovus’s actual results to differ materially, as identified in Cenovus’s Management’s Discussion and Analysis for the year ended December 31, 2019, and risk factors described in other documents Cenovus files from time to time with securities regulatory authorities, available on

SEDAR at sedar.com, on EDGAR at sec.gov and on cenovus.com.

Information on or connected to the Corporation’s website cenovus.com does not form part of this Circular.

Non-GAAP Measures

This Circular contains references within the Corporate Scorecard to certain non-GAAP measures, including Free Funds Flow, Adjusted EBITDA, Net Debt and Non-rent G&A. These measures do not have a standardized meaning as prescribed by International Financial Reporting Standards (IFRS) and may not be comparable to similar measures presented by other issuers. These measures are used in our Corporate Scorecard in order to provide shareholders and potential investors, as well our Board and Management, with additional measures for analyzing our ability to generate funds to finance our operations and to provide information regarding our liquidity. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The definition and reconciliation, if applicable, of Adjusted EBITDA and Net Debt to Adjusted EBITDA is presented in Cenovus’s Management Discussion and Analysis for the year ended December 31, 2019. An additional reconciliation of Free Funds Flow is found in our Management’s Discussion and Analysis for the year ended December 31, 2019 on page 34 of our Annual Report, available on SEDAR at sedar.com, on EDGAR at sec.gov and on our website at cenovus.com.

Cenovus Energy Inc.	Advisory	2020 Management Information Circular

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